Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

SoundHound AI, Inc.,

a Delaware corporation,

Firehorse Merger Sub, LLC,

a Delaware limited liability company,

and

THE STOCKHOLDERS OF AMELIA HOLDINGS, INC.

Dated as of August 6, 2024

i

3.6	No Advice	51
3.7	Address	51
3.8	Acquisition for Own Account	51
3.9	Restricted Shares	52
3.10	No General Solicitation	52
3.11	Economic Risk	52
3.12	Disclosure of Information	52
3.13	Accredited Investor Status	52
3.14	Purchaser’s Representations	52

ARTICLE IV Representations and Warranties of Purchaser		53

4.1	Organization and Standing	53
4.2	Authority; Non-contravention	53
4.3	Financing	54
4.4	Nasdaq Compliance	54
4.5	Issuance of Shares	54
4.6	SEC Reports and Financial Statements	54
4.7	Operations of Purchaser Sub	55
4.8	Sellers’ Representations	55
4.9	Disclaimer of Purchaser	56

ARTICLE V [Reserved]		57

ARTICLE VI Additional Agreements		57

6.1	Confidentiality; Public Disclosure	57
6.2	Spreadsheet	57
6.3	Expenses	58
6.4	Termination of Company 401(k) Plan	58
6.5	401(k) Plan Correction Matters	58
6.6	Tax Matters	59
6.7	Director and Officer Indemnification	63
6.8	Employees and Contractors	64
6.9	R&W Policy	64
6.10	The Merger	64
6.11	Joinder	64
6.12	Release of Claims	65
6.13	Escrow	66

ARTICLE VII [Reserved]		66

ARTICLE VIII [Reserved]		66

ARTICLE IX Escrow Fund and Indemnification		66

9.1	Certain Definitions	66
9.2	Indemnification	68
9.3	Limitations to the Indemnification Obligations of the Sellers	69
9.4	Escrow Fund	72
9.5	Claims	74
9.6	Seller Agent	75
9.7	Third-Party Claims	76
9.8	Treatment of Indemnification Payments	76
9.9	Exclusive Remedy	76

ARTICLE X General Provisions		77

10.1	Survival of Representations, Warranties and Covenants	77
10.2	Notices	77
10.3	Interpretation	79
10.4	Amendment	79
10.5	Extension; Waiver	79
10.6	Counterparts	79
10.7	Entire Agreement; Parties in Interest	80
10.8	Assignment	80
10.9	Severability	80
10.10	Remedies Cumulative; Specific Performance	80
10.11	Governing Law	80
10.12	Non-Recourse; Release	81
10.13	Rules of Construction	81
10.14	WAIVER OF JURY TRIAL	81
10.15	Privileged Matters; Conflicts Waiver	82

Exhibits

Exhibit A	Definitions
Exhibit B	Sample Net Working Capital Calculation

Schedules

Seller Disclosure Letter
Schedule A	-	Tax Matters
Schedule 1.3	-	Confirmatory IP Assignments
Schedule 1.7	-	Illustrative Total Software Revenue
Schedule 9.2	-	Specified Matters
Schedule 9.7	-	Third-Party Claims

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made and entered into as of August 6, 2024 (the “Agreement Date”), by and among SoundHound AI, Inc., a Delaware corporation (“Purchaser”), Firehorse Merger Sub, LLC, a Delaware limited liability company (“Purchaser Sub”), IPSoft Global Holdings, Inc., a Delaware corporation, and BuildGroup LLC, a Delaware limited liability company (each of IPSoft Global Holdings, Inc. and BuildGroup LLC, a “Seller” and collectively, the “Sellers”). Certain other terms used herein are defined in Exhibit A.

Recitals

A.	The Sellers are, and as of the Closing will be, the holders and the legal and beneficial owners of 100% of the issued and outstanding shares of Company Capital Stock.

B.	Purchaser desires to, subject to the terms and conditions set forth in this Agreement, purchase from the Sellers, and each Seller desires to, subject to the terms and conditions set forth in this Agreement, sell to Purchaser, all of the shares of Company Capital Stock owned by such Seller free from any Encumbrances (other than the Surviving Encumbrances) (the “Stock Purchase”).

C.	Promptly after the Stock Purchase, and as part of the same overall transaction, Purchaser shall effect a merger of the Company with and into Purchaser Sub, pursuant to which Purchaser Sub will survive and remain a direct, wholly owned subsidiary of Purchaser treated as a disregarded entity for U.S. federal income tax purposes (the “Merger”), in accordance with this Agreement and the Applicable Laws of the State of Delaware.

D.	For U.S. federal, and applicable state and local, income tax purposes, (i) the parties hereto intend that the Stock Purchase and the Merger, taken together, constitute a single integrated transaction as described in Revenue Ruling 2001-46, 2001-2 C.B. 321, that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code, and (ii) this Agreement is intended to be, and hereby is adopted as, a “plan of reorganization” (within the meaning of Section 368(a) of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3).

E.	The Sellers and Purchaser desire to make certain representations, warranties, covenants, and other agreements in connection with the transactions contemplated by this Agreement and the documents referenced herein, including the Stock Purchase (collectively, the “Transactions”), as set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE STOCK PURCHASE

1.1 Stock Purchase. At the Closing, on the terms and subject to the conditions of this Agreement, each Seller shall sell, transfer and deliver to Purchaser, and Purchaser shall purchase from each Seller, all of the shares of Company Capital Stock owned by such Seller as of immediately prior to the Closing (as set forth on the Spreadsheet) (collectively, the “Seller Shares”), free and clear of all Encumbrances (other than the Surviving Encumbrances), in exchange for (a) the portion of the Upfront Consideration allocated to such Seller on the Spreadsheet (minus a number of shares of Purchaser Common Stock equal to the portion of the Escrow Amount allocated to such Seller in the Spreadsheet), (b) subject to Section 1.5(b), Section 1.6 and Article IX, as applicable, the right to receive, if and only to the extent issuable under the terms set forth in this Agreement, the portion of any remaining Adjustment Escrow Amount, Indemnity Escrow Amount, the Tax Escrow Amount, and Special Escrow Amount allocated to such Seller on the Spreadsheet and (c) subject to Section 1.7 and Article IX, the right to receive, if and only to the extent earned under the terms set forth in this Agreement, the portion of each Earnout Payment allocated to such Seller on the Spreadsheet. The Spreadsheet shall reflect the allocations among the Sellers in the manner specified in the Company’s Second Amended and Restated Certificate of Incorporation (as amended from time to time) (the “Certificate of Incorporation”) in effect immediately prior to the Closing in accordance with Section 8 of that certain Investors’ Rights and Voting Agreement among the Company and certain investors, as amended from time to time (the “IRVA”). Notwithstanding anything to the contrary herein, no interest shall accumulate on any cash payable in connection with the consummation of the Transactions. Purchaser is permitted and authorized to rely on the allocations set forth in the Spreadsheet and shall have no responsibility or liability with respect to any error in such allocations. Notwithstanding anything the contrary herein, in no event shall the aggregate consideration payable and issuable pursuant to this Section 1.1 exceed the Aggregate Consideration.

1.2 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place via remote exchange of signatures, at 10:00 a.m. Pacific time on the Agreement Date. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

1.3 Closing Deliveries.

(a) Seller Deliveries. Each Seller, as applicable, shall, or shall cause the Company to, deliver to Purchaser, at or prior to the Closing:

(i) a written instrument of transfer of such Seller’s Seller Shares;

(ii) invoices or other supporting documentation for the Transaction Expenses reasonably satisfactory to Purchaser;

(iii) unless otherwise requested by Purchaser in writing, no less than three Business Days prior to the Closing Date, a resignation letter reasonably satisfactory to Purchaser executed by each director, officer and limited liability company manager of the Company and of each Company Subsidiary in office immediately prior to the Closing, in each case, effective as of, and contingent upon, the Closing;

(iv) unless otherwise requested by Purchaser in writing no less than three Business Days prior to the Closing Date (A) a true, correct and complete copy of resolutions adopted by the board of directors of the Company (the “Board”) or any applicable committee thereof, certified by the Secretary of the Company, terminating, or if sponsored by a professional employer (or similar organization), withdrawing from participation in, each or all of the Company Employee Plans listed on Section 1.3(b)(v) of the Seller Disclosure Letter, and withdrawing from any Company Employee Plans sponsored by any professional employer organization or any employer of record;

(v) certificates of good standing, dated within three Business Days prior to the Closing Date, certifying that the Company and each applicable Company Subsidiary is in good standing and, to the extent applicable, that all applicable franchise or similar Taxes and fees of the Company and each applicable Company Subsidiary through and including the Closing Date have been paid, issued by the relevant Governmental Entity of its jurisdiction of organization;

(vi) a duly completed and executed IRS Form W-9;

(vii) the Spreadsheet, completed in a form reasonably satisfactory to Purchaser;

(viii) the Seller Closing Financial Certificate, dated as of the Closing Date, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably necessary for Purchaser to verify and determine the information contained therein;

(ix) executed confirmatory assignments of Intellectual Property from the individuals set forth on Schedule 1.3, in each case in a form that is reasonably satisfactory to Purchaser;

(x) a reaffirmation agreement with respect to that certain Confidential Settlement Agreement, Mutual Release, and Covenant Not to Sue entered by and among the Company and other parties named therein, dated July 12, 2024 (the “Settlement Agreement”); and

(xi) the duly executed Warrant Termination Agreements.

Receipt by Purchaser of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.3(b) shall not be deemed to be an agreement by Purchaser that the information or statements contained therein are true, correct or complete, and shall not diminish Purchaser’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.

1.4 Treatment of Company Options. At the Closing, the Sellers shall ensure that each outstanding Company Option shall, without any further action on the part of any holder thereof, expire and be cancelled and extinguished without any present or future right to receive any consideration therefor, in each case in accordance with the Company Option Plan. Prior to the Closing, and subject to the reasonable review and approval of Purchaser, the Sellers shall cause the Company to take all actions reasonably necessary to effect the transactions contemplated by this Section 1.4 under the Company Option Plan, all Company Option agreements, any other plan or arrangement of the Company (whether written or oral, formal or informal) and any Applicable Law, including adopting all resolutions, giving all notices, obtaining consents from each holder of such Company Options and taking any other actions that are reasonably necessary to effectuate this Section 1.4.

1.5 Payment Procedures.

(a) Closing Consideration.

(i) Upon the Closing (or if the Closing occurs after the applicable wire cutoff time, within one Business Day thereafter), Purchaser shall pay, or cause to be paid, to each Seller the portion of the Upfront Cash Consideration payable at the Closing to such Seller pursuant to Section 1.1 and the Spreadsheet, by wire transfer in immediately available funds to the account of such Seller designated in the Spreadsheet.

(ii) As soon as reasonably practicable (but in no event later than five days after the Closing Date), Purchaser shall cause its transfer agent to issue to each Seller the portion of the Upfront Stock Consideration issuable at the Closing to such Seller pursuant to Section 1.1 and the Spreadsheet, minus a number of shares of Purchaser Common Stock equal to the Escrow Amount allocated to such Seller in the Spreadsheet (as provided in Section 1.5(b)).

(iii) Upon the Closing (or if the Closing occurs after the applicable wire cutoff time, within one Business Day thereafter), Purchaser shall pay, or cause to be paid, the aggregate amount of unpaid Transaction Expenses payable to third-parties to the applicable account(s) specified by the intended recipients thereof and set forth on the Spreadsheet, subject to applicable withholding tax and to the extent evidenced by invoices or other supporting documentation for the Transaction Expenses reasonably satisfactory to Purchaser.

(iv) Not later than the time that is required pursuant to Applicable Law and the terms of the Company’s 401(k) plan (the “Company 401(k) Plan”), Purchaser shall pay, or cause to be paid, for further distribution to each account of each participant in the Company’s 401(k) Plan, such participant’s pro-rata amount based on the matching formula provided under the Company 401(k) Plan of the aggregate accrued matching contribution that is included in the amount of Company Debt.

(b) Escrow Fund. Notwithstanding anything to the contrary set forth in this Agreement, Purchaser shall withhold from each Seller’s applicable portion of the Upfront Stock Consideration issuable to such Seller pursuant to Section 1.1 and the Spreadsheet such Seller’s Adjustment Escrow Amount, Indemnity Escrow Amount, Tax Escrow Amount, and Special Escrow Amount allocated to such Seller in the Spreadsheet, to be held and deposited with the Escrow Agent pursuant to Section 6.13.

(c) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to shares of Purchaser Common Stock occurring following the Agreement Date, all references herein to specified numbers of shares of any class or series affected thereby (including shares of Purchaser Common Stock held in the Escrow Account during the applicable escrow period), and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(d) Purchaser Common Stock; Legends. The shares of Purchaser Common Stock issued pursuant to the terms of this Agreement will be issued in a transaction exempt from registration under the Securities Act (by reason of Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D promulgated by the SEC under the Securities Act) and therefore may not be re-offered or resold other than in conformity with the registration requirements of the Securities Act and such other applicable rules and regulations or pursuant to an exemption therefrom. The shares of Purchaser Common Stock to be issued pursuant to the terms of this Agreement will be “restricted securities” within the meaning of Rule 144 under the Securities Act (“Rule 144”) and may not be offered, sold, pledged, assigned or otherwise transferred unless (A) a registration statement with respect thereto is effective under the Securities Act and any applicable state securities laws or (B) an exemption from such registration exists and either Purchaser receives an opinion of counsel to the holder of such securities, which counsel and opinion are reasonably satisfactory to Purchaser, that such securities may be offered, sold, pledged, assigned or transferred in the manner contemplated without an effective registration statement under the Securities Act or applicable state securities laws. Any shares of Purchaser Common Stock to be issued pursuant to this Agreement shall bear the following legends (along with any other legends that may be required under Applicable Law):

THE OFFER AND SALE OF THE SECURITIES REPRESENTED HEREBY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS, UNLESS SOLD PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS WHICH, IN THE OPINION OF COUNSEL, IS AVAILABLE.

(e) No Liability. Purchaser is not assuming, and shall not assume, any obligations or Liabilities under (i) any options to purchase or otherwise acquire any shares of Company Capital Stock or(ii) any other direct or indirect rights to acquire shares of Company Capital Stock.

1.6 Upfront Consideration Adjustment.

(a) Within 120 days after the Closing Date, Purchaser shall deliver to the Seller Agent a statement (the “Purchaser Closing Statement”) setting forth the proposed final Upfront Consideration, including Purchaser’s good faith calculation as of the Closing Date and immediately prior to the Closing of (i) the Company Net Working Capital, the Closing Net Working Capital Shortfall, and the Closing Net Working Capital Surplus, (ii) the amount of Company Debt, (iii) the amount of Company Cash and (iv) the amount of Transaction Expenses, along with reasonable itemization and supporting detail therefor. The Purchaser Closing Statement shall be prepared in accordance with Accounting Principles and take into account the Net Working Capital Collar for purposes of all Company Net Working Capital calculations. Purchaser shall provide the Seller Agent and its Representatives reasonable access upon reasonable notice to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors relating to the preparation of the Purchaser Closing Statement and shall cause its personnel to reasonably cooperate with the Seller Agent or its Representatives in connection with its review of the Purchaser Closing Statement.

(b) The Seller Agent shall have 30 days within which to review the Purchaser Closing Statement after Purchaser’s delivery thereof. The Seller Agent may object to any calculation set forth in the Purchaser Closing Statement by providing written notice of such objection to Purchaser within 30 days after Purchaser’s delivery of the Purchaser Closing Statement to the Seller Agent (the “Notice of Objection”), together with the basis of its objection in reasonable detail and any supporting documentation, information and calculations. If a Notice of Objection is not provided within such 30-day period, the Purchaser Closing Statement (and each of the calculations set forth therein) shall be deemed final.

(c) If the Seller Agent provides the Notice of Objection, then Purchaser and the Seller Agent shall confer in good faith for a period of up to 30 days following Purchaser’s receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto.

(d) If, after the 30-day period set forth in Section 1.6(c), Purchaser and the Seller Agent cannot resolve any matter set forth in the Notice of Objection, then Purchaser and the Seller Agent shall engage one of the “big four” independent certified public accounting firms acceptable to both Purchaser and the Seller Agent or, if such firm is not able or willing to so act, another nationally-recognized accounting firm reasonably acceptable to both Purchaser and the Seller Agent (the “Reviewing Accountant”) to review only the matters in the Notice of Objection that are still disputed by Purchaser and the Seller Agent and any calculations to the extent relevant thereto. The Reviewing Accountant shall act as an expert, not as an arbitrator, in resolving matters in the Notice of Objection. The proceeding before the Reviewing Accountant shall be an expert determination under Applicable Laws governing expert determination and appraisal proceedings. All communications between the Seller Agent and Purchaser or any of their respective Representatives, on the one hand, and the Reviewing Accountant, on the other hand, shall be in writing with copies simultaneously delivered to the non-communicating party. The Reviewing Accountant shall be instructed to resolve the unresolved disputed matters in accordance with the definitions of Company Net Working Capital, Company Debt, Company Cash and Transaction Expenses and shall be instructed not to independently investigate any other matters. After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any event within 45 days following its engagement) determine the resolution of such remaining disputed matters and render a written decision as to each disputed matter in the Notice of Objection that is submitted to the Reviewing Accountant, including a statement in reasonable detail of the basis for its determination, which determination shall (absent fraud or manifest error) be final and binding on the parties hereto. In no event shall the decision of the Reviewing Accountant provide for a calculation of any element of the Upfront Consideration that is less than the lower calculation thereof shown in the Purchaser Closing Statement or in the Notice of Objection or greater than the higher calculation thereof shown in the Purchaser Closing Statement or in the Notice of Objection.

(e) If the Upfront Consideration as finally determined pursuant to Section 1.6(b), Section 1.6(c) and/or Section 1.6(d), as the case may be (the “Final Upfront Consideration”), is less than the Upfront Consideration that was calculated in accordance with the Seller Closing Financial Certificate and set forth in the Spreadsheet (such difference, the “Upfront Consideration Shortfall”), then Purchaser and Seller Agent shall provide a joint written instruction to the Escrow Agent such that Purchaser shall, as promptly as practicable after such final determination (and in any event within 10 Business Days) (i) recover from the Adjustment Escrow Fund a number of shares of Purchaser Common Stock equal to the quotient determined by dividing (A) the Upfront Consideration Shortfall by (B) the Purchaser Stock Price, rounded down to the nearest whole share, and (ii) if the number of shares of Purchaser Common Stock in the Adjustment Escrow Fund exceeds the number of shares recovered pursuant to clause (i), Purchaser and Seller Agent shall provide a join written instruction to the Escrow Agent to release to the Sellers, in accordance with their Pro Rata Share, such excess shares of Purchaser Common Stock from the Adjustment Escrow Fund. Purchaser agrees that any Upfront Consideration Shortfall shall first be recovered from the Adjustment Escrow Fund in accordance with the terms of this Section 1.6(e) and second, for any amounts in excess of the Adjustment Escrow Fund, in Purchaser’s sole discretion, from the Indemnity Escrow Fund or the Sellers directly in accordance with their Pro Rata Share; provided that, if Purchaser elects to recover such excess directly from the Sellers, the Seller Agent may elect, at its sole discretion, to satisfy the Sellers’ obligations with respect to such excess Upfront Consideration Shortfall by instructing Purchaser to cancel a number of Purchaser Shares not in the Escrow Fund and comprising the Upfront Stock Consideration with a value equal to such excess amount (based on the closing price of a Purchaser Share on the trading day immediately prior to the delivery of such instruction).

(f) If the Final Upfront Consideration is greater than the Upfront Consideration that was calculated in accordance with the Seller Closing Financial Certificate and set forth in the Spreadsheet (such difference, the “Upfront Consideration Surplus”), then the Upfront Consideration Surplus shall be deemed to be added to the Upfront Consideration and as promptly as practicable thereafter, (and in any event within 10 Business Days), Purchaser and the Seller Agent shall provide a joint written instruction to the Escrow Agent to release to the Sellers, in accordance with their Pro Rata Share, (i) a number of shares of Purchaser Common Stock equal to the quotient determined by dividing (A) the Upfront Consideration Surplus by (B) the Purchaser Stock Price, rounded down to the nearest whole share, and (ii) all Purchaser Common Stock in the Adjustment Escrow Fund.

(g) The fees, costs and expenses of the Reviewing Accountant shall be allocated between the Seller Agent (on behalf of the Sellers), on the one hand, and Purchaser, on the other hand, in the same proportion that the aggregate amount of the disputed items submitted to the Reviewing Accountant that is unsuccessfully disputed by each such party (as finally determined by the Reviewing Accountant) bears to the total amount of such disputed items so submitted.

1.7 Earnout.

(a) Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Earnout Payment” means each of the Base Earnout Payment and the Excess Earnout Payment, as applicable.

(ii) “Earnout Period” means each of the First Earnout Period and the Second Earnout Period, as applicable.

(iii) “First Earnout Period” means fiscal year 2025, commencing January 1, 2025 and ending December 31, 2025.

(iv) “Second Earnout Period” means fiscal year 2026, commencing January 1, 2026 and ending December 31, 2026.

(v) “Total Software Revenue” means the aggregate revenue recognized by Purchaser or any of its Affiliates (including the Company and the Company Subsidiaries) from sales of the Company Products during the applicable Earnout Period. This amount shall exclude (i) any revenue of “Digital First” as such business is detailed in the Company’s income statement for the fiscal year ended December 31, 2023, to the extent such revenue involves direct employee intervention, such as with respect to Escalation Support and Digital Containment Subscription, (ii) any revenue associated with “Professional Services,” “Managed Services,” and “Perpetual License,” as such businesses are detailed in the Company’s income statement for the fiscal year ended December 31, 2023, and (iii) any revenue that the Company collects on behalf of third parties and subsequently transfers to those third parties pursuant to the contract referenced in Item 6 of Section 2.3 of the Seller Disclosure Letter. The determination of the excluded revenue under clause (i) shall be made by Purchaser, in its reasonable discretion, based on GAAP. An illustrative calculation of “Total Software Revenue” for fiscal year 2023 is attached as Schedule 1.7.

(b) Earnout Payments. On the terms and subject to the conditions of this Agreement, including any deductions for any applicable indemnity offsets permitted under Article IX, the Sellers shall be eligible to receive from Purchaser up to 16,822,429 shares of Purchaser Common Stock (the “Maximum Earnout Amount”), contingent upon the achievement of certain revenue metrics (each, an “Earnout Metric”, and together, the “Earnout Metrics”) as follows; provided that, for the avoidance of doubt, in no event shall Purchaser be obligated to pay an aggregate amount of Earnout Payments exceeding the Maximum Earnout Amount:

(i) Up to 11,214,953 shares of Purchaser Common Stock (the “Maximum Base Earnout Amount”) shall be payable by Purchaser to the Sellers if the Total Software Revenue during the First Earnout Period is equal to or greater than $55,000,000 (the “Base Earnout Payment”), calculated as follows:

(A) If the Total Software Revenue is equal to $55,000,000 during the First Earnout Period, the Base Earnout Payment shall be equal to 50% of the Maximum Base Earnout Amount (i.e., 5,607,476 shares of Purchaser Common Stock);

(B) If the Total Software Revenue is equal to or greater than$ 80,000,000 during the First Earnout Period, the Base Earnout Payment shall be equal to 100% of the Maximum Base Earnout Amount (i.e., 11,214,953 shares of Purchaser Common Stock); and

(C) If the Total Software Revenue is between $55,000,000 and $80,000,000 during the First Earnout Period, the Base Earnout Payment shall be equal to such percentage determined based on a linear pro rata basis from 50%-100% based on the extent to which the Total Software Revenue during the First Earnout Period equals between $55,000,000 and $80,000,000.

By way of illustration only, if Total Revenue Software during the First Earnout Period equals (w) $55,000,000, the Base Earnout Payment would be equal to 50% of the Maximum Base Earnout Amount or 5,607,476 shares of Purchaser Common Stock, (x) $80,000,000, the Base Earnout Payment would be equal to 100% of the Maximum Base Earnout Amount, or 11,214,953 shares of Purchaser Common Stock, (y) $70,000,000, the Base Earnout Payment would be equal to 80% of the Maximum Base Earnout Amount, or 8,971,962 shares of Purchaser Common Stock and (z) $54,000,000, the Base Earnout Payment would not be earned and would be equal to 0 shares of Purchaser Common Stock.

(ii) In addition to the Base Earnout Payment, up to 5,607,476 shares of Purchaser Common Stock (the “Maximum Excess Earnout Amount”) shall be payable by Purchaser to the Sellers if the Total Software Revenue during the First Earnout Period is greater than $80,000,000 (the “Excess Earnout Payment”), calculated as follows:

(A) If the Total Software Revenue is equal to or greater than$ 100,000,000 during the First Earnout Period, the Excess Earnout Payment shall be equal 100% of the Maximum Excess Earnout Amount (i.e., 5,607,476 shares of Purchaser Common Stock); and

(B) If the Total Software Revenue is between $80,000,000 and$ 100,000,000 during the First Earnout Period, the Excess Earnout Payment shall be equal to such percentage determined based on a linear pro rata basis from 0%-100% based on the extent to which the Total Software Revenue during the First Earnout Period equals between $80,000,000 and $100,000,000.

By way of illustration only, if Total Revenue Software during the First Earnout Period equals $90,000,000, the Excess Earnout Payment would be equal to 50% of the Maximum Excess Earnout Amount (i.e. 2,803,738 shares of Purchaser Common Stock).

(iii) In the event the Maximum Excess Earnout Amount is not earned (or not fully earned) during the First Earnout Period, the portion of the Maximum Excess Earnout Amount that is not so earned may be earned in the Second Earnout Period (i.e., if the Total Software Revenue in the First Earnout Period equals $90,000,000, then 2,803,738 shares of Purchaser Common Stock of the Excess Earnout Payment is earned for the First Earnout Period and, if in the Second Earnout Period the Total Software Revenue equals $95,000,000, an additional 1,401,869 shares of Purchaser Common Stock in excess earnout would be earned and payable for the Second Earnout Period).

(c) Review and Dispute Resolution.

(i) Within 45 days after the end of (x) the First Earnout Period and (y) in the event the Maximum Base Earnout Amount is earned, but the Maximum Excess Earnout Amount is not earned (in each case, for the First Earnout Period), the Second Earnout Period, Purchaser shall deliver to the Seller Agent a statement (each, an “Earnout Statement”) setting forth Purchaser’s good faith calculation of the (A) Total Software Revenue and (B) applicable Earnout Payment, in each case for such applicable Earnout Period and based on the principles and methodologies used to calculate Total Software Revenue in Schedule 1.7. Purchaser shall provide the Seller Agent and its Representatives reasonable access upon reasonable notice to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors relating to the preparation of each Earnout Statement and shall cause its personnel to reasonably cooperate with the Seller Agent or its Representatives in connection with its review of each Earnout Statement.

(ii) The Seller Agent shall have 30 days within which to review an Earnout Statement after Purchaser’s delivery thereof. The Seller Agent may object to any calculation set forth in the Earnout Statement by providing written notice of such objection to Purchaser within 30 days after Purchaser’s delivery of the Earnout Statement (the “Notice of Earnout Objection”), together with the basis of its objection in reasonable detail and any supporting documentation, information and calculations. If a Notice of Earnout Objection is not provided within such 30-day period, the Earnout Statement (and each of the calculations set forth therein) shall be deemed final.

(iii) If the Seller Agent provides the Notice of Earnout Objection, then Purchaser and the Seller Agent shall confer in good faith for a period of up to 30 days following Purchaser’s receipt of the Notice of Earnout Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto.

(iv) If, after the 30-day period set forth in Section 1.7(c)(ii), Purchaser and the Seller Agent cannot resolve any matter set forth in the Notice of Earnout Objection, then Purchaser and the Seller Agent shall engage the Reviewing Accountant (or another nationally-recognized accounting firm reasonably acceptable to both Purchaser and the Seller Agent) to review only the matters in the Notice of Earnout Objection that are still disputed by Purchaser and the Seller Agent and any calculations to the extent relevant thereto. The Reviewing Accountant shall act as an expert, not as an arbitrator, in resolving matters in the Notice of Objection. The proceeding before the Reviewing Accountant shall be an expert determination under Applicable Laws governing expert determination and appraisal proceedings. All communications between the Seller Agent and Purchaser or any of their respective Representatives, on the one hand, and the Reviewing Accountant, on the other hand, shall be in writing with copies simultaneously delivered to the non-communicating party. The Reviewing Accountant shall be instructed to resolve the unresolved disputed matters in accordance with the definitions of Total Software Revenue and Earnout Payment and shall be instructed not to independently investigate any other matters. After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any event within 45 days following its engagement) determine the resolution of such remaining disputed matters and render a written decision as to each disputed matter in the Notice of Earnout Objection that is submitted to the Reviewing Accountant, including a statement in reasonable detail of the basis for its determination, which determination shall (absent fraud or manifest error) be final and binding on the parties hereto. In no event shall the decision of the Reviewing Accountant provide for a calculation of any element of the Total Software Revenue or the Earnout Payment that is less than the lower calculation thereof shown in the Earnout Statement or in the Notice of Earnout Objection or greater than the higher calculation thereof shown in the Earnout Statement or in the Notice of Earnout Objection.

(v) As soon as reasonably practicable after the final determination of each Earnout Payment in accordance with this Section 1.7, subject to adjustment or withholding pursuant to Article IX, Purchaser shall cause its transfer agent to issue to each of the Sellers the portion of the applicable Earnout Payment allocated to such Seller in the Spreadsheet, in each case in accordance with this Section 1.1.

(d) During the Earnout Period, (i) Purchaser shall not, and shall cause its Affiliates not to, (A) take, or omit to take, any action with the intent (or knowingly take, or omit to take, any action in bad faith that has the effect) of minimizing, reducing or avoiding any Earnout Payment, (B) enter into any Contract that prohibits the Earnout Payment or (C) sell or transfer a material portion of the business or assets of the Business, the Company or the Company Subsidiaries (provided that a sale or transfer of the “Digital First” or “Professional Services” segments of the Business to a third party for value in an arm’s-length transaction will be permitted), and (ii) Purchaser and its Affiliates shall maintain separate management books and records for the Business and the Company and Company Subsidiaries to the extent necessary to enable the Earnout Metrics for each applicable Earnout Period to be tracked and calculated in accordance with this Agreement.

(e) If a sale of all or substantially all of the assets of Purchaser or a Change of Control (collectively, a “Sale Transaction”) occurs during the Earnout Period, then (i) in the case of a sale of all or substantially all of the assets of Purchaser, Purchaser shall include, as a condition to any agreement effectuating such transaction, a provision that requires the acquiror or assignee with respect to such transaction (the “Successor Entity”) to fully assume all obligations and responsibilities of Purchaser under the terms of this Agreement with respect to the Earnout Payments, including the obligation to make any and all Earnout Payments as if the Successor Entity were the original party to this Agreement and (ii) in the case of any Sale Transaction, the Earnout Payments, if and only to the extent payable hereunder, shall be paid to Sellers in cash instead of shares of Purchaser Common Stock (such amount to be determined based on the Purchaser Stock Price).

(f) Any Earnout Payment that is issued to a Seller or shares of Purchaser Common Stock that are distributed to a Seller from the Escrow Fund more than six months after the Closing Date shall be treated as comprised of two components, respectively, a principal component and an interest component, the amounts of which shall be determined as provided in Treasury Regulations Section 1.483-4. With respect to any Purchaser Common Stock that is issued to a Seller as an Earnout Payment or in a distribution from the Escrow Fund more than six months after the Closing Date, Purchaser will use commercially reasonable efforts, in cooperation with the Seller Agent, to cause (i) the amount of Purchaser Common Stock representing the principal component (with a value equal to the principal component) and (ii) the amount of Purchaser Common Stock representing the interest component (with a value equal to the interest component) to be represented by separate certificates or book-entries, as applicable. The parties agree to file all Tax Returns consistently with the foregoing tax treatment.

(g) Acknowledgements.

(i) Notwithstanding anything to the contrary herein but subject to Section 1.7(d), each Seller acknowledges and agrees that: (A) Purchaser may operate the business of itself and its direct and indirect Subsidiaries (including the Company) as it determines in its sole discretion is in their best interests, subject to compliance with Applicable Law, including business decisions with respect to (1) the corporate structure of the Company, (2) the ownership and operation of the assets used in connection with the business of the Company, (3) allocation of corporate resources (including personnel and budgets) among its various product lines, regions and businesses and (4) the methods of promoting and advertising the businesses; (B) the obligations of Purchaser in respect of the Earnout Payments are only those expressly provided for in this Section 1.7, and no other express or implied covenants or duties shall apply; (C) no Person has made, and the Sellers have not relied upon, any representations or warranties regarding the Earnout Payments, except as set forth in this Section 1.7; and (D) any actions taken following the Closing by Purchaser with respect to the operation of the business or the Company which are reasonably required in order to comply with Applicable Law, shall in no event be deemed to be a, or form the basis of a claim for, breach by Purchaser of this Section 1.7.

(ii) Each Seller hereby acknowledges and agrees, that: (A) the right to receive an Earnout Payment if and when earned in accordance with the terms hereof (prior to achievement and issuance of the shares of Purchaser Common Stock comprising such Earnout Payment): (I) does not represent any ownership or equity participation interest in the Company, Purchaser or any of their respective Affiliates and does not entitle any Seller to voting rights or rights to dividend payments, (II) is solely represented by this Agreement and is not represented by any certificate, instrument or other delivery and (III) is solely a contractual right and is not a security for purposes of any securities laws, and confers upon Sellers only the rights of a general unsecured creditor under Applicable Law, (B) the Earnout Payments do not bear interest and are not redeemable, (C) the Earnout Payments are speculative, subject to numerous factors outside the control of Purchaser and its Affiliates and there is no assurance that any Earnout Metric will be achieved, (D) neither Purchaser nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Seller and (E) the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the Earnout Payments.

(iii) The right of any Seller to receive any portion of an Earnout Payment will not be assignable or transferable except, (A) subject to compliance with applicable securities laws or (B) by operation of law or the laws of descent and distribution, divorce or community property, will or intestate succession, and any attempted or purported transfer in violation of this sentence will be null and void.

1.8 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) (“Transfer Taxes”) that may be imposed upon, or payable or collectible or incurred in connection with, this Agreement and the Transactions shall be borne 50% by Purchaser and 50% by the Sellers in accordance with their Pro Rata Share. The parties shall cooperate in filing all necessary Tax Returns and other documentation with respect to all Transfer Taxes referred to in this Section 1.8 and the Person that is required by Applicable Law to pay such Transfer Taxes or file such Tax Returns shall timely pay such Transfer Taxes or file such Tax Returns. In the event that either the Sellers, on the one hand, or Purchaser, on the other hand, shall, after the Closing Date, provide the other party or parties with evidence of having made a payment of Transfer Taxes, the other party or parties shall promptly reimburse the paying party for its fifty percent share of the Transfer Taxes, but in no event later than five days after the presentation of a statement setting forth the amount of such Transfer Taxes. Each of the Sellers, the Seller Agent, Purchaser and the Company shall use commercially reasonable efforts to minimize any Transfer Taxes that may be imposed upon, or payable or collectible or incurred in connection with, this Agreement and the Transactions.

1.9 Withholding Rights. Each of Purchaser, the Company and their respective Affiliates shall be entitled to deduct and withhold from any payments of cash or issuances of Purchaser Common Stock pursuant to this Agreement such amounts in cash or shares of Purchaser Common Stock as Purchaser is required to deduct and withhold with respect to any such payments or issuances under the Code or any provision of U.S. federal, state, local, provincial or non-U.S. Tax law; provided that, except with respect to any deduction or withholding that is required with respect to any amount that is treated as compensation for applicable Tax purposes, Purchaser shall use commercially reasonable efforts to provide at least three days’ advance notice to the applicable payee of withholding and reasonably cooperate with such payee in reducing or eliminating any applicable withholding requirement in a manner consistent with applicable Tax law (including through receipt of appropriate Tax forms or certificates). To the extent that amounts are so deducted, withheld, and paid over to the Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid or issued, as applicable, to such Persons in respect of which such deduction and withholding was made. The parties shall reasonably cooperate to minimize or eliminate any potential deductions and withholdings.

1.10 Exchange Rate. Any amounts to be converted into U.S. Dollars for the purpose of calculating any amounts under this Agreement, including the amount of the Company Net Working Capital, shall be converted into Dollars at the rate of exchange as published by the Wall Street Journal at https://www.wsj.com/market-data/currencies/exchangerates on the end of the third trading day prior to the Closing Date.

ARTICLE II

Representations and Warranties of the Sellers Regarding the Company

Subject to the disclosures set forth in the disclosure letter of the Sellers delivered to Purchaser concurrently with the execution of this Agreement (the “Seller Disclosure Letter”), each of which disclosures, in order to be effective, shall indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), each Seller represents and warrants to Purchaser as follows as of the Agreement Date:

2.1 Organization, Standing, Power and Subsidiaries.

(a) The Company is a corporation duly incorporated and validly existing under the laws of Delaware. Each Company Subsidiary is in good standing (to the extent such concepts are recognized under Applicable Law) under the laws of its jurisdiction of organization. The Company and each Company Subsidiary has the corporate or entity power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under Applicable Law) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate with any such other failures, would not reasonably be expected to be material to the Company. Neither the Company nor the Company Subsidiaries is in violation of any of the provisions of their respective certificate of incorporation or equivalent organizational or governing documents.

(b) Section 2.1(b) of the Seller Disclosure Letter lists each Company Subsidiary, their respective jurisdictions of organization and the holders of the Equity Interests thereof. The Company is the owner of all of the issued and outstanding Equity Interests of each Company Subsidiary, free and clear of all Encumbrances (other than Permitted Encumbrances).

(c) The Company has not approved or commenced any proceeding or made any election contemplating the dissolution or liquidation of the Company or any Company Subsidiary.

(d) Section 2.1(d) of the Seller Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board and the board of directors (or similar body) of each Company Subsidiary, (ii) the names of the members of each committee of the Board and the board of directors (or similar body) of each Company Subsidiary and (iii) the names and titles of the officers of each of the Company and the Company Subsidiaries.

2.2 Capital Structure.

(a) The authorized capital stock of the Company consists solely of (i) 253,933,170 shares of Company Common Stock, of which 153,933,170 shares are designated as Company Class A Common Stock and 100,000,000 shares are designated as Company Class B Common Stock and (ii) 16,034,483 shares of Company Preferred Stock, of which 3,654,170 shares are designated as Company Series A-1 Stock, 4,126,771 shares are designated as Company Series A-2 Stock, 4,126,771 shares are designated as Company Series A-3 Stock and 4,126,771 shares are designated as Company Series A-4 Stock. A total of (i) no shares of Company Class A Common Stock, (ii) 100,000,000 shares of Company Class B Common Stock, (iii) 3,654,170 shares of Company Series A-1 Stock, (iv) 4,126,771 shares of Company Series A-2 Stock, (v) no shares of Company Series A-3 Stock and (vi) 3,765,280 shares of Company Series A-4 Stock are issued and outstanding as of the Agreement Date, and there are no other issued and outstanding shares of Company Capital Stock and no Contracts to issue any shares of Company Capital Stock other than pursuant to the exercise of Company Options under the Company Option Plan that are outstanding. The Company does not hold any treasury shares. Section 2.2(a)-1 of the Seller Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of the name of each Person that is the registered owner of any shares of Company Capital Stock and the number, original issue date and original issue price of such shares so owned by such Person, and the number and type of shares of Company Common Stock that would be owned by such Person assuming conversion of all shares of Company Preferred Stock so owned by such Person giving effect to all anti-dilution and similar adjustments and the number of shares of such Company Capital Stock that, when issued, were Unvested Company Shares and whether a valid election was made under Section 83 of the Code with respect to such Unvested Company Shares. The number of such shares of Company Capital Stock set forth as being so owned by each such Person on Section 2.2(a)-1 of the Seller Disclosure Letter constitutes the entire interest of such Person in the issued and outstanding capital stock or voting securities of the Company. As of the Agreement Date, no shares of Company Capital Stock are Unvested Company Shares. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non- assessable and are free of any Encumbrances (other than Permitted Encumbrances), outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Certificate of Incorporation or any Contract to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries or any of their respective assets are bound, except as set forth in the IRVA. Neither the Company nor any of the Company Subsidiaries has ever declared or paid any dividends on any shares of Company Capital Stock. Neither the Company nor any of the Company Subsidiaries has any Liability for dividends accrued and unpaid by the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries is under any obligation to register under the Securities Act or the rules and regulations promulgated thereunder or any other Applicable Law any shares of Company Capital Stock, any Equity Interests or any other securities of the Company or any of the Company Subsidiaries, whether currently outstanding or that may subsequently be issued. All issued and outstanding shares of Company Capital Stock were issued in compliance with Applicable Law and all requirements set forth in the Certificate of Incorporation and any applicable Contracts to which the Company is a party or by which the Company, any of the Company Subsidiaries or any of its or their respective assets are bound.

(b) As of the Agreement Date, the Company has reserved 22,470,959 shares of Company Common Stock for issuance pursuant to awards granted under the Company Option Plan, of which 10,763,079 shares are subject to outstanding and unexercised Company Options and 11,707,880 shares remain available for issuance thereunder. Section 2.2(b) of the Seller Disclosure Letter sets forth a true, correct and complete list of all Company Optionholders and each Company Option, whether or not granted under the Company Option Plan, including the number of shares of Company Capital Stock subject to each Company Option, the number of such shares that are vested or unvested, the date of grant, the vesting commencement date, the fair market value of the Company Common Stock on the date of any such exercise, the stock certificate number(s) resulting from any such exercise, Section 83(b) filing date (if any), the vesting schedule (and the terms of any acceleration thereof), the exercise price per share of each Company Option, the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax law), the expiration date, the Company Option Plan under which such Company Option was granted (if any), and the country and state of residence of such Company Optionholder. All Company Options listed on Section 2.2(b) of the Seller Disclosure Letter that are denoted as incentive stock options under Section 422 of the Code so qualify and will continue to so qualify as of immediately prior to the consummation of the Transactions. In addition, Section 2.2(b) of the Seller Disclosure Letter indicates which Company Optionholders are Persons that are not employees of the Company (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons, whether or not employed directly by the Company or via a professional employer organization or an employer of record), including a description of the relationship between each such Person and the Company. True, correct and complete copies of each Company Option Plan, all agreements and instruments relating to or issued under each Company Option Plan (including executed copies of all Contracts relating to each Company Option and the shares of Company Capital Stock purchased or issuable under such Company Option) have been made available to Purchaser, and such Company Option Plan and Contracts have not been amended, modified or supplemented since being made available to Purchaser, and there are no agreements, understandings or commitments (in each case, that are binding on the Company) to amend, modify or supplement such Company Option Plan or Contracts in any case from those provided to Purchaser. All issued and outstanding shares of Company Capital Stock and all grants of Company Options were issued in compliance in all material respects with all Applicable Law and all requirements set forth in applicable Contracts. All Company Options that have vested and been exercised have vested and been exercised in accordance with Applicable Law. The terms of the Company Option Plan permit the treatment of Company Options as provided herein, without notice to, or the consent or approval of, the Company Optionholders, the Company Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Options. The exercise price of all Company Options is and has at all times been at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted (within the meaning of Treasury Regulation 1.409A-1(b)(5)(vi)(B)), and none of Purchaser or the Company has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options. All Company Options cover “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof. All Company Options (including the exercise price or methodology for determining the exercise price and substantive terms thereof) have been appropriately authorized by the Board or an appropriate committee thereof as of the applicable date of grant. No Company Options have been granted in contravention of any Applicable Law. All Company Options are intended to be granted under Rule 701 or Section 4(a)(2) of the U.S. securities laws, as set forth on Section 2.2(b) of the Seller Disclosure Letter.

(c) Without limiting the generality of the foregoing, each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Board (or a duly constituted and authorized committee thereof) and any required Company Stockholder approval, in each case, by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto and is in full force and effect, each such grant was made in accordance with the terms of the Company Option Plan and all other Applicable Laws and each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company. All Company Options that were ever issued by the Company ceased to vest on the date on which the holder thereof ceased to be an employee, consultant or director of the Company or any of the Company Subsidiaries. The Company Option Plan has been duly authorized, approved and adopted by the Board and the Sellers and is in full force and effect.

(d) There are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Capital Stock and Company Options set forth in Sections 2.2(a), 2.2(b) or Sections 2.2(a) and 2.2(b) of the Seller Disclosure Letter, and no Person has any Equity Interests of the Company or any Company Subsidiary, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or any Company Subsidiary is a party or otherwise bound or by which it or its assets is bound, in each case binding on the Company or any Company Subsidiary, (i) obligating the Company or any of the Company Subsidiaries to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or such Company Subsidiary or other rights to purchase or otherwise acquire any Equity Interests of the Company or such Company Subsidiary, whether vested or unvested, or (ii) obligating the Company or such Subsidiary to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, call, right or Contract.

(e) No Company Debt granting its holder the right to vote on any matters with respect to the Company or any Company Subsidiary on which any Company Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) is issued or outstanding.

(f) Except as set forth on Section 2.2(f) of the Seller Disclosure Letter, since the Lookback Date, the Company has never repurchased, redeemed or otherwise reacquired any shares of Company Capital Stock, Company Options, or any other Equity Interests of the Company. All shares of Company Capital Stock ever repurchased or redeemed by the Company were repurchased or redeemed in compliance with: (i) all applicable securities laws and (ii) all requirements set forth in the Certificate of Incorporation and all applicable Contracts to which the Company or any Company Subsidiary is a party or otherwise bound.

(g) There are no Contracts (to which the Company or any Company Subsidiary is a party or otherwise bound) relating to voting, purchase, sale or transfer of any Equity Interests of the Company or of any Company Subsidiary to which the Company or any Company Subsidiary is a party or otherwise bound.

(h) Section 2.2(h) of the Seller Disclosure Letter sets forth a true, correct and complete list of all individuals who, as of the Agreement Date, have been offered by the Company an opportunity to receive Company Options under a binding offer letter from, or other Contract with, the Company or any Company Subsidiary (which has not expired, been rescinded or rejected), but who have not been granted such Company Options, including the number of Company Options, the start date or anticipated start date of such individual, the vesting commencement date and vesting schedule described in such offer letter or Contract.

(i) Section 2.2(i) of the Seller Disclosure Letter sets forth a true, correct and complete list of all dividends or other distributions declared, set aside or paid with respect to any securities of the Company, and any direct or indirect redemption, purchase or other acquisition by the Company of any of its securities, or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities, in each case since incorporation of the Company (each, a “Stock Adjustment”). All Stock Adjustments were conducted in full compliance with Applicable Law and the Contracts to which the Company is party to that are applicable thereto.

2.3 Authority; Non-contravention.

(a) Except as may result from any facts or circumstances relating solely to Purchaser, the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the assets of the Company or any of the Company Subsidiaries or any share of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation or other equivalent organizational or governing documents of the Company or any of the Company Subsidiaries, in each case as amended to date, (B) any Contract of the Company or any of the Company Subsidiaries or any Contract applicable to any of the assets of the Company or any of the Company Subsidiaries or (C) any Applicable Law or any Order to which the Company or any of the Company Subsidiaries or any of the assets owned or used by the Company or any of the Company Subsidiaries, is subject except, with respect to clauses (i), (ii)(B) and (ii)(C), as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries (taken as a whole) or the Business.

(b) No consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any of the Company Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for such consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not reasonably be expected to prevent or materially delay the consummation of the Transactions in accordance with this Agreement or any other Transaction Document and Applicable Law.

2.4 Financial Statements; No Undisclosed Liabilities.

(a) The Sellers have made available to Purchaser true, correct and complete copies of the audited consolidated financial statements of the Company for each of the fiscal years ending December 31, 2022 and December 31, 2023, and the unaudited consolidated financial statements of the Company for the 6-month period ended June 30, 2024 (including, in each case, the related balance sheets, statements of operations and statements of cash flows for the periods then ended) (collectively, the “Financial Statements”), which are included as Section 2.4(a) of the Seller Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company and the Company Subsidiaries, (ii) complied as to form in all material respects with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly present in all material respects the financial condition of the Company and the Company Subsidiaries at the dates therein indicated and the results of operations and cash flows of the Company and the Company Subsidiaries for the periods therein specified (subject, in the case of unaudited Financial Statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or will be material in amount), and (iv) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods involved.

(b) Neither the Company nor any of the Company Subsidiaries has any material Liabilities of any nature, other than (i) those set forth or sufficiently provided for in the balance sheet included in the Financial Statements as of June 30, 2024, including the notes thereto (such date, the “Company Balance Sheet Date” and such balance sheet, the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s or any of the Company Subsidiaries’ business since the Company Balance Sheet Date in the ordinary course of business and consistent with past practice that, individually or in the aggregate, are not material in nature or amount to the Company or the Business and do not result from any breach of Contract or warranty, infringement of rights, tort or violation of Applicable Law and (iii) unpaid Transaction Expenses. Except for Liabilities reflected in the Financial Statements, neither the Company nor any of the Company Subsidiaries has any off balance sheet Liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company.

(c) Neither the Company nor any of the Company Subsidiaries has applied for or accepted (i) any loan pursuant to the PPP in Section 1102 and Section 1106 of the CARES Act, respectively, or (ii) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act.

(d) Section 2.4(d) of the Seller Disclosure Letter sets forth a true, correct and complete list of all Company Debt, including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date, any assets securing such Company Debt and any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing.

(e) Section 2.4(e) of the Seller Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company or any Company Subsidiary maintain accounts and the names of all Persons authorized to make withdrawals therefrom.

(f) The accounts receivable of the Company and the Company Subsidiaries as reflected on the Company Balance Sheet and as will be reflected in the Seller Closing Financial Certificate arose in the ordinary course of business, represented bona fide claims against debtors for sales and other charges and have been collected in the book amounts thereof, less an amount not in excess of the allowance for doubtful accounts provided for in the Company Balance Sheet, or in the Seller Closing Financial Certificate, as the case may be. Allowances for doubtful accounts and warranty returns have been prepared in accordance with GAAP consistently applied and in accordance with the Company’s past practice and are sufficient to provide for any losses that may be sustained on realization of the receivables.

(g) Each of the Company and the Company Subsidiaries has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company and the Company Subsidiaries are being executed and made only in accordance with appropriate authorizations of management and/or the Board, as applicable, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and (iv) that the amount recorded for assets on the books and records of the Company or any of the Company Subsidiaries is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Company or any of the Company Subsidiaries, its independent auditors or, to the Knowledge of the Sellers, any current or former employee, consultant or director of the Company or any of the Company Subsidiaries has identified or been made aware of any fraud, whether or not material, that involves the Company’s or any of the Company Subsidiaries or its or their management or other current or former employees, consultants or directors of the Company or any of the Company Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any of the Company Subsidiaries, or any claim or allegation regarding any of the foregoing.

(h) The Company has identified all uncertain Tax positions contained in all Tax Returns filed by the Company or any of its Company Subsidiaries and has established adequate reserves and made any appropriate disclosures in the Financial Statements in accordance with the requirements of ASC 740-10 (formerly Financial Interpretation No. 48 of FASB Statement No. 109, Accounting for Uncertain Tax Positions).

2.5 Absence of Changes. Since January 1, 2024:

(a) the Company and the Company Subsidiaries have conducted the Business only in the ordinary course of business and consistent with past practice in all material respects;

(b) there has not occurred a Material Adverse Effect;

(c) neither the Company nor any Company Subsidiary has made or entered into any Contract or letter of intent with respect to any acquisition, sale or transfer of any asset of the Company or any Company Subsidiary (other than the licensing of Intellectual Property Rights in Company Products on a non-exclusive basis in the ordinary course of business consistent with past practice);

(d) there has not occurred any declaration, setting aside, or payment of a dividend or other distribution with respect to any securities of the Company or any of the Company Subsidiaries, or any direct or indirect redemption, purchase or other acquisition by the Company or any of the Company Subsidiaries of any of its or their securities, or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities;

(e) neither the Company nor or any of the Company Subsidiaries has entered into, amended, modified, terminated, or waived rights under any Material Contract, and there has not occurred any default under any Material Contract to which the Company or any of the Company Subsidiaries is a party or by which they are, or any of their respective assets and properties are, bound;

(f) there has not occurred any amendment or change to the Certificate of Incorporation or other equivalent organizational or governing documents of the Company or any of the Company Subsidiaries;

(g) neither the Company nor any of the Company Subsidiaries has established, entered into, adopted, terminated, or amended any employment or separation agreement (other than new agreements with non-executive employees in the ordinary course which do not provide for severance benefits), compensation or benefit plan, retirement policy, practice, arrangement, or agreement or other employee benefit plan;

(h) there has not occurred any increase in or modification of the compensation or benefits payable or to become payable by the Company or any of the Company Subsidiaries to any of its or their current or former directors, officers, employees or consultants, and there have not been any modification of any “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and the regulations and guidance promulgated thereunder, or any new loans or extension of existing loans to any such Persons (other than routine expense advances to employees of the Company or any of the Company Subsidiaries);

(i) neither the Company nor any of the Company Subsidiaries has committed to grant or provide (nor has granted any) increase or acceleration of funding, payment or vesting of any compensation or benefits, other than as expressly contemplated by this Agreement;

(j) other than in the ordinary course with non-executive employees, there has not occurred the execution of any employment Contracts or service Contracts or the extension of the term of any existing employment Contract or service Contract with any Person in the employ or service of the Company or any of the Company Subsidiaries;

(k) there has not occurred any change in title, office or position, or material reduction in the responsibilities of, or change in identity with respect to the management, supervisory or other key personnel of the Company or any of the Company Subsidiaries, or any termination of employment of any such employees;

(l) there has not occurred any labor dispute or claim of unfair labor practices involving the Company or any of the Company Subsidiaries;

(m) neither the Company nor any of the Company Subsidiaries has incurred, created or assumed any Encumbrance (other than a Permitted Encumbrance) on any of its assets or properties, any indebtedness for borrowed money or any Liability as guaranty or surety with respect to the obligations of any other Person;

(n) other than in the ordinary course of business, neither the Company nor any of the Company Subsidiaries has paid or discharged any Encumbrance or Liability that was not shown on the Company Balance Sheet or incurred in the ordinary course of business since the Company Balance Sheet Date;

(o) neither the Company nor any of the Company Subsidiaries has incurred any Liability to its directors, officers or Sellers (other than Liabilities to pay compensation or benefits in connection with services rendered in the ordinary course of business);

(p) neither the Company nor any of the Company Subsidiaries has made any deferral of the payment of any accounts payable other than in the ordinary course of business, or in an amount in excess of $50,000, or given any discount, accommodation or other concession other than in the ordinary course of business, in order to accelerate or induce the collection of any receivable;

(q) neither the Company nor any of the Company Subsidiaries has made any material change in the manner in which it extends discounts, credits or warranties to customers;

(r) neither the Company nor any of the Company Subsidiaries has made (i) any capital expenditures, (ii) executed any lease to which the Company or any of the Company Subsidiaries is a party or (iii) incurred any obligations to make any capital expenditures or execute any lease; and

(s) there has not occurred any announcement of, any negotiation by or any entry into any Contract by the Company to do any of the things described in the preceding clauses (a) through (r) (other than negotiations and agreements with Purchaser and its representatives regarding the Transactions).

2.6 Litigation. There is no pending Legal Proceeding to which the Company or any of the Company Subsidiaries is a party, and, to the Sellers’ Knowledge, no threatened Legal Proceeding against the Company or any of the Company Subsidiaries or any of its or their respective assets or any of its or their directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of the Company Subsidiaries). There is no Order against the Company or any of the Company Subsidiaries, or any of its or their assets, or, to the Knowledge of the Sellers, any of its or their directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of the Company Subsidiaries). Neither the Company nor any of the Company Subsidiaries has any Legal Proceeding pending or threatened against any other Person.

2.7 Restrictions on Business Activities. There is no Contract or Order binding upon the Company or any of the Company Subsidiaries that restricts or prohibits or purports to restrict or prohibit, whether before or after consummation of the Stock Purchase, any current business practice of the Company or any of the Company Subsidiaries, any acquisition of property by the Company or any of the Company Subsidiaries or the conduct or operation of the Business or limiting the freedom of the Company to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products, (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services, (iii) solicit the services or business of any Person, or (iv) freely set prices for any products, services or technology, including the Company Products (including any most favored pricing provisions).

2.8 Compliance with Laws; Governmental Permits.

(a) The Company and each of the Company Subsidiaries has, since the Lookback Date, complied in all material respects with, is not in material violation of, and, since the Lookback Date, has not received any written notice of violation with respect to, Applicable Law.

(b) The Company and each of the Company Subsidiaries holds, and, with respect to clause (ii), has at all times since the Lookback Date held and maintained, each federal, state, county, local or foreign governmental consent, license, permission, permit, grant or other authorization and approval of a Governmental Entity (i) pursuant to which the Company or any of the Company Subsidiaries currently operates or holds any interest in any of its assets or properties or (ii) that is required to carry on the activities required for or in connection with the carrying on of the conduct of the Business as required by all Applicable Laws in the places and in the manner in which the Business of the Company is carried on or the holding of any such interest (all of the foregoing consents, licenses, permissions, permits, grants and other authorizations and approvals, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect, are not limited in duration or subject to any conditions and have been complied with in all respects, in each case, except as would not be material to the Company and the Company Subsidiaries, taken as a whole, or the Business. Section 2.8(b) of the Seller Disclosure Letter identifies each material Company Authorization.

(c) Since the Lookback Date, neither the Company nor any of the Company Subsidiaries has received any written notice or, to the Knowledge of the Sellers, other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, non-renewal, withdrawal, suspension, cancellation, termination or modification of any Company Authorization or any Company Authorization made subject to any restrictions, requirements or conditions, or which may confer a right of revocation, and to the Knowledge of the Sellers, no such information notice or other communication is forthcoming. The Company and each of the Company Subsidiaries has complied in all material respects with all of the terms of the Company Authorizations, and none of the Company Authorizations will be terminated, revoked or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

2.9 Title to, Condition and Sufficiency of Assets; Real Property.

(a) Each of the Company and the Company Subsidiaries has good and marketable title to, or valid leasehold interest in or valid license or right to use, all of its or their tangible properties, and interests in tangible properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except tangible properties and assets, or interests in properties and tangible assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business and consistent with past practice), or, with respect to leased tangible properties and assets, valid leasehold interests in such tangible properties and assets that afford the Company and each of the Company Subsidiaries valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) Other than with respect to Intellectual Property Rights, the assets and properties owned, leased or licensed by the Company and the Company Subsidiaries (i) constitute all of the assets and properties that are necessary for the Company or any of the Company Subsidiaries to conduct, operate and continue the conduct of the Business and (ii) constitute all of the assets and properties that are used in the conduct of the Business, without the breach or violation of any Contract.

(c) Section 2.9(c) of the Seller Disclosure Letter identifies each parcel of real property leased by the Company or any of the Company Subsidiaries. The Company has provided to Purchaser true, correct and complete copies of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. Neither the Company nor any of the Company Subsidiaries owns or has ever owned any real property.

2.10 Intellectual Property.

(a) As used herein, the following terms have the meanings indicated below:

(i) “Company Data” means all data collected, received, used, stored, recorded, altered, ingested, compiled, de-identified, transferred, accessed, disclosed, shared or destroyed in connection with the operation of the Business or the development, training, marketing, delivery, support or use of any current Company Product, howsoever obtained or collected by the Company or any Company Subsidiary.

(ii) “Company Data Agreement” means any Contract relating to or otherwise addressing the Processing of Company Data by or on behalf of the Company or any Company Subsidiary by which the Company or any Company Subsidiary is bound.

(iii) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to or otherwise used by the Company or any Company Subsidiary.

(iv) “Company Intellectual Property Agreements” means any Contract relating to any Company Intellectual Property to which the Company or any Company Subsidiary is a party.

(v) “Company-Licensed Data” means all data that is collected, received, used, stored, recorded, altered, ingested, compiled, de-identified, transferred, accessed, disclosed, shared or destroyed by the Company or any Company Subsidiary which is owned by a third party.

(vi) “Company-Owned Data” means data that the Company or any Company Subsidiary owns.

(vii) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned by the Company or any Company Subsidiary, including all Intellectual Property Rights set forth on Section 2.10(a)(vii) of the Seller Disclosure Letter.

(viii) “Company Products” means all products or services (including any websites and mobile applications) currently or previously produced, marketed, licensed, sublicensed, sold, distributed or commercialized by or on behalf of the Company or any Company Subsidiary and all products or services currently under development by the Company or any Company Subsidiary.

(ix) “Company Registered Intellectual Property” means the United States, international and foreign: (A) issued patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, (C) registered Internet domain names (D) registered copyrights and applications for copyright registration, and (E) any other Intellectual Property Rights that are the subject of an application, registration or other similar document issued by, filed with or recorded by any Governmental Entity, in each case registered, assigned to or filed in the name of the Company or any Company Subsidiary and otherwise included in the Company-Owned Intellectual Property.

(x) “Company Source Code” means, collectively, any software source code or related database specifications or designs, or any proprietary information or algorithm contained therein, in each case owned by the Company or any Company Subsidiary.

(xi) “Company Technology” means all Technology owned by the Company or any Company Subsidiary, including all Technology set forth on Section 2.10(a)(xi) of the Seller Disclosure Letter.

(xii) “Company Websites” means all websites and mobile applications owned, operated, hosted, or controlled by the Company or any Company Subsidiary through which the Company or any Company Subsidiary conducts the Business (including those web sites operated using the domain names listed in Section 2.10(c) of the Seller Disclosure Letter).

(xiii) “ICT Infrastructure” means the information and communications technology infrastructure and systems (including computer systems, software, software as a service, platform as a service, infrastructure as a service, hardware, firmware, workstations, routers, data communication lines, servers, networks, telecommunication systems, interfaces and related systems, information technology and related systems) that are used in the Business and/or in connection with the Company Products.

(xiv) “Intellectual Property” means (A) Intellectual Property Rights and (B) Technology.

(xv) “Intellectual Property Rights” means any and all intellectual property rights throughout the world, including: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures; common law and statutory rights in trade secrets, confidential and proprietary information and know-how; industrial designs and any registrations and applications therefor, trade names, logos (to the extent they constitute trademarks under Applicable Law), trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items; Internet domain name applications and registrations; copyrights, copyright registrations and applications therefor and all other rights corresponding thereto; database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology; and any equivalent rights to any of the foregoing.

(xvi) IP Assignment and License Agreement” means that certain Intellectual Property Assignment, License and Transfer Agreement, dated as of December 21, 2022, by and between the Company and IPsoft, LLC, IPsoft UK Ltd., IPsoft Holding I LLC, IPsoft EU Holding BV, IPsoft Global Services Private Ltd, IPsoft GmbH, IPsoft Sweden AB and Chetan Dube.

(xvii) “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under substantially similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, MIT licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License), and any other license or distribution model described by the Open Source Initiative at www.opensource.org as “free software” or “open source software”.

(xviii) “R&D Sponsor” means any Governmental Entity, public source, university, college, hospital, clinic, laboratory, research center or other educational or research institution, military, multi-national, bi-national or international organization that has provided grants to the Company, any Company Subsidiary, or any Author of any Company-Owned Intellectual Property.

(xix) “Technology” means any and all works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, technical documentation, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, technological improvements, technology, formulae, patterns, algorithms and specifications, and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(xx) “Third-Party Content” means any and all data, email messages, SMS or text messages, audio, video, images, and other communications, material, information or content posted, transmitted, displayed, or otherwise made available to the Company or any Company Subsidiary by any third party (other than the Company or any of its Subsidiaries), in whole or in part, via any website, software or other service (including any social media service), in each case which have been obtained or derived in any manner (including, but not limited to, through an API or through “crawling,” “scraping,” or other collection methods).

(xxi) “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(b) Status. The Company and/or each Company Subsidiary has full title and exclusive ownership of all Company-Owned Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances) and is duly licensed under or otherwise authorized to use all other Intellectual Property necessary for the conduct of the Business. The Company Intellectual Property (not including the Intellectual Property Rights licensed to the Company pursuant to the IP Assignment and License Agreement) collectively constitutes all of the Intellectual Property necessary for Purchaser’s conduct of, or that are used in or held for use for, the Business without: (i) the need for Purchaser to acquire or license any other intangible asset, intangible property or Intellectual Property Right or (ii) the Company’s or any Company Subsidiary’s breach or violation of any Contract. Since January 1, 2024, neither the Company nor any Company Subsidiary has transferred ownership of any material Company-Owned Intellectual Property, or granted any exclusive license to, any Company-Owned Intellectual Property, to any third party. No third party has any ownership right in any material Company-Owned Intellectual Property or material Company-Owned Data.

(c) Company Registered Intellectual Property. Section 2.10(c) of the Seller Disclosure Letter lists all Company Registered Intellectual Property, the registrant, the status of such registration or application, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made and all actions that are required to be taken by the Company within 60 days following the Agreement Date in order to avoid the abandonment, cancellation or lapse of such Company Registered Intellectual Property (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Each item of Company Registered Intellectual Property is subsisting, valid (or in the case of applications, applied for) and enforceable. All registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States and/or foreign jurisdictions, as the case may be, to the extent necessary to maintain such Company Registered Intellectual Property and recording the Company’s or a Company Subsidiary’s ownership interests therein.

(d) Company Products. Section 2.10(d) of the Seller Disclosure Letter lists all Company Products (other than websites) being commercialized by the Company or any Company Subsidiary as of the Agreement Date and all Company Products (other than websites) under development by the Company or any Company Subsidiary as of the Agreement Date.

(e) No Assistance. At no time during the conception of or reduction to practice of any of the Company-Owned Intellectual Property since the Lookback Date was the Company, any Company Subsidiary nor, to the Knowledge of the Sellers, any Author of such Company-Owned Intellectual Property (i) operating under any grants from any R&D Sponsor, (ii) performing (directly or indirectly) research sponsored by or services for any R&D Sponsor, or (iii) subject to any employment agreement, consulting or professional services agreement or invention assignment or nondisclosure agreement or other obligation with any R&D Sponsor, in each case of (i)-(iii), that adversely affects the Company’s rights in, or give any such third-party rights in or to, any such Company-Owned Intellectual Property, other than rights to use such Company-Owned Intellectual Property for the sole benefit of the Company. No R&D Sponsor has any claim of right or license to, ownership of or other Encumbrance on any Company-Owned Intellectual Property.

(f) Founders. All rights in, to and under all Intellectual Property Rights created by the Company’s founders for or on behalf of the Company or any Company Subsidiary (i) prior to the inception of the Company or any Company Subsidiary or (ii) prior to their commencement of employment with the Company or any Company Subsidiary, in each case, have been duly and validly assigned to the Company or a Company Subsidiary, without any conflict or breach of any such founder’s obligations to any third party (or such Intellectual Property Rights have been validly assigned to the Company or a Company Subsidiary by operation of law or otherwise).

(g) Invention Assignment and Confidentiality Agreement. The Company and each Company Subsidiary has secured from each (i) current and former consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property Right for the Company or any Company Subsidiary (any Person described in clause (i), a “Developer”) and (ii) named inventors of patents and patent applications included in the Company Registered Intellectual Property (any Person described in clause (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Intellectual Property Right. No Author has retained any rights, licenses, claims or interest whatsoever in any Intellectual Property Right developed by the Author for the Company or any Company Subsidiary, other than any rights to use such Intellectual Property Right within the scope of their employment or engagement with the Company or any Company Subsidiary. Without limiting the foregoing, the Company and each Company Subsidiary has obtained written and enforceable Contracts from all current and former Developers assigning all of each Developer’s right and title to any Intellectual Property Right developed in the course of such Developer’s employment or engagement with the Company or any Company Subsidiary to the Company or Company Subsidiary (or such Intellectual Property Right has been transferred to the Company or any Company Subsidiary by operation of law or otherwise) and, in the case of patents and patent applications included in the Company Registered Intellectual Property, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions. No Author is subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s or any Company Subsidiary’s rights in Company-Owned Intellectual Property Right.

(h) No Violation. No Author of the Company or any Company Subsidiary: (i) is in violation in any material respect of any term or covenant of any Contract relating to invention disclosure, invention assignment, non-disclosure of trade secrets or proprietary information or non-competition or any other Contract with any third party by virtue of such Author being employed by, or performing services for, the Company or any Company Subsidiary, or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Company Subsidiary that is subject to any agreement under which such Author has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(i) Confidential Information. The Company and each Company Subsidiary has taken commercially reasonable and legally required steps to protect and preserve the confidentiality of all confidential or non-public information of the Company and each Company Subsidiary (including trade secrets, Company Source Code and confidential Company Data) or provided by any third party to the Company (“Company Confidential Information”). All current and former employees and contractors of the Company, any Company Subsidiary and any third party that the Company or any Company Subsidiary has provided access to Company Confidential Information have executed and delivered to the Company a written legally binding agreement that includes terms regarding the protection of such Company Confidential Information. Since the Lookback Date, there has been no breach of confidentiality obligations or unauthorized disclosure on the part of the Company, any Company Subsidiary or, to the Knowledge of the Sellers, by any third party with respect to Company Confidential Information.

(j) Non-Infringement. To the Knowledge of the Sellers, there is no infringement, misappropriation or other violation of any Company-Owned Intellectual Property by any third party. Since the Lookback Date, neither the Company nor any Company Subsidiary has sent a notice to any third party alleging infringement, misappropriation or other violation of any Company-Owned Intellectual Property. Since the Lookback Date, neither the Company nor any Company Subsidiary has brought any Legal Proceeding for infringement, misappropriation or other violation of any Company-Owned Intellectual Property. Neither the Company nor any Company Subsidiary has any Liability for infringement, misappropriation or other violation of any Third-Party Intellectual Property. None of (i) the Company Products, (ii) the Company-Owned Intellectual Property nor (iii) the operation of the Business (including (A) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and/or Company-Owned Intellectual Property and (B) the Company’s or any Company Subsidiary’s use of any product, device, process or service used in the Business, in each case, as previously conducted, currently conducted and as currently proposed to be conducted by the Company or any Company Subsidiary), has since the Lookback Date, or currently does infringe (directly or indirectly, including via contribution or inducement), misappropriate or otherwise violate any Third-Party Intellectual Property and there is no basis for any such claims. Since the Lookback Date, neither the Company nor any Company Subsidiary has been a party to any Legal Proceeding or received any written or other communications (including any third-party reports by users) alleging that the Company or any Company Subsidiary has infringed, misappropriated, or otherwise violated or otherwise alleging the Company is required to take a license to, or to cease using, any Third-Party Intellectual Property. No Company-Owned Intellectual Property or Company Product or other Company Intellectual Property, is currently subject to any Legal Proceeding, Order or settlement agreement that restricts in any manner the use, transfer or licensing thereof by the Company or any Company Subsidiary, or that limits, impairs or otherwise adversely affects the validity, use or enforceability of any Company Intellectual Property. Neither the Company nor any Company Subsidiary has received any written opinion of counsel that any Company Product or Company-Owned Intellectual Property or the operation of the Business, as previously conducted since the Lookback Date, or currently conducted, or as currently proposed to be conducted, infringes, misappropriates or otherwise violates any Third-Party Intellectual Property.

(k) Company Intellectual Property Agreements. At and immediately after the Closing, the Company (as a wholly owned subsidiary of Purchaser) and the Company Subsidiaries will be permitted to exercise all of the Company’s or the Company Subsidiaries’ rights under the Company Intellectual Property Agreements to the same extent the Company or Company Subsidiaries would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or Company Subsidiaries would otherwise be required to pay.

(l) Non-Contravention. Neither the execution and performance of this Agreement nor the consummation of the Transactions will result in (except as may be provided in, caused by or arise from Contracts entered into by Purchaser or any of its Affiliates): (i) Purchaser or any of its Affiliates granting to any third party any right to or in any Intellectual Property Rights owned by, or licensed to, Purchaser or any of its Affiliates, (ii) Purchaser or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Purchaser being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions or (iv) any termination of, or other adverse material impact to, any Company Intellectual Property.

(m) Company Source Code. Neither the Company nor any Company Subsidiary has disclosed, delivered or licensed to any Person or agreed or is contractually obligated to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, nor has there been any unauthorized or inadvertent disclosure of, any Company Source Code, other than disclosures to employees, contractors and consultants who are involved in the development, testing or other analysis of Company Products and who are subject to valid and enforceable written confidentiality obligations. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Company Subsidiary of any Company Source Code to any Person, other than disclosures to employees, contractors, and consultants who are involved in the development, testing or other analysis of Company Products, and who are subject to valid and enforceable written confidentiality obligations. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code (except as may be provided in, caused by or arise from Contracts entered into by or Purchaser or any of its Affiliates).

(n) Open Source Software. Section 2.10(n) of the Seller Disclosure Letter identifies all material Open Source Materials used in any Company Product commercialized by the Company or any Company Subsidiary as of the Agreement Date and identifies the licenses under which such Open Source Materials were used. The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials. Except as set forth on Section 2.10(n) of the Seller Disclosure Letter, neither the Company nor any Company Subsidiary has (i) incorporated Open Source Materials into, or combined or linked Open Source Materials with, the Company Intellectual Property or Company Products, (ii) distributed Open Source Materials in conjunction with any Company Intellectual Property or Company Products or (iii) used Open Source Materials, in such a way that, with respect to clauses (i), (ii) or (iii) creates restrictions for the Company or any Company Subsidiary with respect to the use of any Company- Owned Intellectual Property by the Company or any Company Subsidiary or grants to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that any Company-Owned Intellectual Property or other software owned by the Company or any Company Subsidiary incorporated into, derived from, combined or linked with, or distributed with, such Open Source Materials be (1) disclosed or distributed in source code form (other than source code that is a part of such Open Source Materials), (2) licensed to any third party for the purpose of making derivative works, (3) redistributable or licensed at no charge or subject to restrictions or consideration or (4) except as specifically permitted by Applicable Law, allowed to be decompiled, disassembled or otherwise reverse-engineered by any third party).

(o) No Defects. The Company Products, Company Data and the Company Technology are free from material defects, inaccuracies, data integrity defects and bugs, and conform in all material respects to the applicable then-current specifications, and documentation published by the Company. The software included in the Company Products or the Company Technology does not contain (i) any unauthorized disabling code, design, routine, viruses, Trojan horses, or other unauthorized disabling or disruptive codes or commands in each case that would limit or restrict the Company’s or, any Company Subsidiary’s ability to use such software, the Company Product or the Company Technology, including after a specific or random number of years or copies, or (ii) any back doors or other undocumented access mechanism allowing unauthorized access, viewing, manipulation, modification, or other changes to, such software by unauthorized Persons.

(p) Standards Bodies. (i) Neither the Company nor any Company Subsidiary is, and since the Lookback Date has not been, a member of, a contributor to, or affiliated with, any industry standards organization, body, working group, or similar organization, and (ii) neither the Company nor any Company Subsidiary nor Company-Owned Intellectual Property is subject to any licensing, assignment, contribution, disclosure or other requirement or restriction of any industry standards organization, body, working group, or similar organization that adversely impacts the Company-Owned Intellectual Property.

(q) Third-Party Content. The manner in which the Company or any Company Subsidiary, or, to the Knowledge of the Sellers, any third party acting on behalf of the Company, accesses, uses, acquires, or otherwise obtains Third-Party Content from any source, including via public or private application interfaces (“APIs”), crawling, or scraping, complies with (A) all applicable Contracts to which the Company or any Company Subsidiary is a party; and (B) Applicable Law. None of the Company, any Company Subsidiary or any Persons acting on behalf of the Company have circumvented any technological measures that were implemented in connection with any web site or service in order to block, deter, control or limit access to or the use of such web site or service or any Third-Party Content on such web site or service in a manner that violates Applicable Law or a Contract to which the Company or a Company Subsidiary is a party. Since the Lookback Date, the Company, any Company Subsidiary and any Persons performing services on behalf of the Company, have not knowingly, intentionally or willfully infringed or misappropriated any Third-Party Intellectual Property, or violated any Applicable Law with respect to, Third-Party Intellectual Property or Personal Data contained in any Third-Party Content.

(r) AI Matters.

(i) Section 2.10(r)(i) to the Seller Disclosure Letter sets forth a complete and accurate list of all third-party AI Technology incorporated in any Company Products commercialized by the Company or any Company Subsidiary as of the Agreement Date (each, an “AI Tool”).

(ii) The Company and each Company Subsidiary has complied in all material respects with all licenses, consents, agreements, terms, conditions, written instructions and permissions applicable to the use of each Training Dataset and has a valid and enforceable right to use each Training Dataset as currently used in the operation of the Business. The Company’s and each Company Subsidiary’s (A) development, training, operation, improvement, marketing, provision, deployment, or use of any Company AI Products (including all AI Data processed thereby) and (B) use or employment of any other AI Technology, in each case, complies with all AI Commitments. The Company and each Company Subsidiary have implemented and maintained commercially reasonable controls, polices, procedures, safeguards, measures, plans, and technologies with respect to the Company’s or any Company Subsidiary’s use of AI Technology designed to mitigate risks of regurgitation, copyright infringement, trade secret misappropriation, or the production and use of output that otherwise harms or violates a Person’s rights. Neither the Company nor any Company Subsidiary has (x) received any written (or to the Knowledge of the Sellers, any oral) claims or allegations alleging the Company’s or any Company Subsidiary’s use of AI Technologies violates the AI Commitments; (y) received any written (or to the Knowledge of the Sellers, any oral) complaints or claims, or been a party to any proceedings or litigations, or to the Knowledge of the Sellers, been subject to any governmental inquiries or investigations, in each case alleging that any Training Dataset used in the development, training, operation or improvement of any Company AI Product by the Company or a Company Subsidiary was biased, untrustworthy or manipulated in an illegal manner and, no report, finding or impact assessment of any internal auditor or, to the Knowledge of the Sellers, external auditor or other third party, makes any such allegation; and (z) received any written (or to the Knowledge of the Sellers, any oral) request for information or testimony from regulators or legislators concerning any Company AI Product.

(iii) Neither the Company nor any Company Subsidiary has used or employed any AI Technology in a manner that limits or impairs the Company’s or any Company Subsidiary’s ownership of any Company-Owned Intellectual Property or Company Products.

(s) Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 2.10 are the only representations and warranties made by the Company in this Agreement with respect to the validity of, the right to register, or any activity that constitutes, or otherwise relates to, infringement, misappropriation or other violation of, Intellectual Property Rights.

2.11 Data Privacy and Security.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Company Privacy Commitments” means, collectively, the Company’s or any Company Subsidiary’s data privacy and security obligations under (A) the Company Privacy Policies, (B) the Company Data Agreements, and (C) Privacy Laws, and (D) industry self-regulatory principles and codes of conduct applicable to the protection or Processing of Personal Data, biometrics, internet of things, direct marketing, e-mails, text messages, robocalls, telemarketing, or other electronic communications (including the Payment Card Industry Data Security Standards, ISO 27001, SOC2 Type II, and HIPAA Safeguard Rule) to which the Company or any Company Subsidiary is bound.

(ii) “Company Privacy Policies” means, collectively, any and all (A) of the Company’s or any Company Subsidiary’s then-current written data privacy and security policies (including cookie policies and banners), procedures, and notices, whether applicable internally, or published on Company Websites or otherwise made available by the Company or any Company Subsidiary to any Person, and (B) then-current representations made by the Company or any Company Subsidiary published on the Company Websites or written third party privacy policies with which the Company or any Company Subsidiary is obligated to comply.

(iii) “Personal Data” means a natural Person’s (including an end user’s or an employee’s or contractor’s) name, street address, telephone number, e-mail address, social security number, driver’s license number, passport number, user or account number, tracking data, photographs, videos and audio files, voiceprints, facial geometry, retinal or iris scans or any other biometric identifier or other information that in each case relates to, describes, could reasonably be linked to, or capable of being associated, directly or indirectly, with an identified or identifiable natural Person, household or device or that is otherwise considered “personally identifiable information,” “personal information,” “personal data,” “nonpublic personal information,” “individually identifiable health information,” or other analogous term under Applicable Law.

(iv) “Privacy Laws” means each Applicable Law applicable to the protection or Processing or both of Personal Data in relevant jurisdictions where the Company and each of Company Subsidiary conduct Business, and includes, without limitation, to the extent applicable, the EU General Data Protection Regulation (Regulation 2016/679/EU (“GDPR”)), the UK Data Protection Act 2018, the Federal Trade Commission Act, the California Consumer Privacy Act of 2018 as amended together with any implementing regulations (“CCPA”), U.S. state privacy laws and corresponding implementing regulations, the Telephone Consumer Protection Act (“TCPA”), the Privacy and Electronic Communications Regulations 2003 and the ePrivacy Directive 2002/58/EC, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), the Digital Personal Data Protection (“DPDP”) Act, 2023, the Act on the Protection of Personal Information as amended (“APPI”), the Personal Data Protection Law N° 29733 together with any implementing regulations (“PDPL”), the Personal Information Protection and Electronic Documents Act (“PIPEDA”), the Privacy Act 1988 (Cth) (“Privacy Act”) and the Australian Privacy Principles (“APPs”) state data breach notification laws.

(v) “Process” or “Processing” means, with respect to data, the use, collection, receipt, processing, storage, recording, organization, safeguarding, security, adaptation, alteration, ingestion, compilation, combination, de-identification, transfer, retrieval, access, disclosure, sharing, dissemination, or destruction of such data.

(vi) “Security Incident” means any (A) breach, unauthorized access, acquisition, interruption of access, alteration, or modification, loss, theft, corruption or other unauthorized Processing of Company Data, (B) inadvertent, unauthorized or unlawful sale or rental of Company Data, (C) phishing, ransomware, denial of service (DoS), other cyberattack to the ICT Infrastructure, or to the Company Websites, or (D) other unauthorized breach, access to, use of, or interruption of the ICT Infrastructure that compromises the confidentiality, integrity or security of any confidential Company Data.

(b) The Company’s and each Company Subsidiary’s data, privacy and security practices comply, and since the Lookback Date have complied, in all material respects with all of the Company Privacy Commitments. Neither the execution, delivery and performance of this Agreement, the consummation of the Transactions, nor the resulting assumption by Purchaser of all of the Company’s and the Company Subsidiaries’ rights in the databases owned by the Company and any Company Subsidiary, Company Data and other information of the Company or any Company Subsidiary relating to end users and other natural Persons (as applicable), will cause, constitute, or result in any breach or violation of, or default under, any Company Privacy Commitments (except as may be provided in, caused by or arise from Contracts entered into by Purchaser or any of its Affiliates).

(c) The Company or any Company Subsidiary, as applicable, is the owner of all right, title and interest in and to the Company-Owned Data and each has the right to use the Company-Owned Data as currently used in the operation of the Business. The Company and the Company Subsidiaries have all rights, permissions, or authorizations necessary under the Company Privacy Commitments to Process the Company Data used in the Business of the Company and the Company Subsidiaries as such Company Data is currently Processed by the Company in connection with the operation of the Business. Following the Closing, the Company and each Company Subsidiary will be able to continue using the Company Data, including the Company-Owned Data, in substantially the same manner as the Company did prior to the Closing. The Company’s and the Company Subsidiaries’ data collection practices do not violate any Company Privacy Commitments in any material respect. Without limiting the foregoing, the Company and each Company Subsidiary, as applicable, have all rights, lawful bases, permissions, licenses or authorizations required under Applicable Law and any Contract to which the Company or any Company Subsidiary is a party in order to retain, produce copies, prepare derivative works, disclose, combine with other data, and grant third parties rights, as applicable, to each of the Company-Licensed Data elements as necessary for the operation of the Business.

(d) Neither the Company nor any Company Subsidiary has made any registrations with any Governmental Entity under Privacy Laws or received any written notifications under Privacy Laws from relevant Governmental Entities in connection with the Company’s and each Company Subsidiary’s Processing of Personal Data (including, without limitation, in connection with the Company or any Company Subsidiary acting as a “data broker” as defined under applicable Privacy Laws). Other than the notifications and registrations set forth on Section 2.11(d) of the Seller Disclosure Letter, no other registrations or notifications are required to be filed by the Company or any Company Subsidiary in connection with the Processing of Personal Data by the Company or the Company Subsidiaries.

(e) Neither the Company nor any Company Subsidiary Processes the Personal Data of any natural Person known by the Company or any Company Subsidiary to be under the age of 13 (or other age applicable to children under local applicable Privacy Law) except as required under applicable Privacy Laws.

(f) When the Company or any Company Subsidiary engages a third party to Process Personal Data on its behalf (each, a “Data Processor”), the Data Processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality, security measures, breach notification requirements that are sufficient for the Company’s or any Company Subsidiary’s compliance with Company Privacy Commitments, and there is in existence a written Company Data Agreement between the Company or any Company Subsidiary and each such Data Processor that complies with the requirements of all Company Privacy Commitments. To the Knowledge of the Sellers, such Data Processors have not breached any such Company Data Agreements pertaining to Personal Data Processed by such Data Processors on behalf of the Company or any Company Subsidiary.

(g) The Company and each Company Subsidiary have established and maintains commercially reasonable technical, physical and organizational controls, polices, procedures, safeguards, measures and security systems, plans and technologies in compliance in all material respects with all data security requirements under Company Privacy Commitments and that are designed to (i) identify internal and external risks to the confidentiality, integrity, and availability of the Company Data, (ii) implement, monitor and improve the adequacy and effectiveness of administrative, technical and physical safeguards to control those risks described in subpart (i), and (iii) maintain breach notification procedures in compliance with Applicable Law.

(h) The ICT Infrastructure is reasonably sufficient for the existing and currently anticipated future needs of the Company and the Company Subsidiaries. The ICT Infrastructure: (i) is in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the Company and the Company Subsidiaries, and (ii) does not contain any viruses, worms, trojan horses, bugs, faults or other devices, errors or contaminants that (A)  significantly disrupt or adversely affect the functionality of any part of the ICT Infrastructure except as disclosed in its documentation; or (B) enable or assist any Person to access without authorization any ICT Infrastructure. Since the Lookback Date, there has been no material disruption to the operation of the Business due to a malfunction or failure of the ICT Infrastructure. The Company and the Company Subsidiaries have maintain commercially reasonable backup, business continuity, and disaster recovery plans, procedures, technology, and facilities for the operation of the Business that are consistent in all material respects with industry practices. There are no critical, high, or medium unremediated security vulnerabilities in any Company Products.

(i) Since the Lookback Date, no Security Incident has occurred or, to the Knowledge of the Sellers, is threatened, and there has been no actual or, to the Knowledge of the Sellers, threatened unauthorized or illegal Processing of, or accidental or unlawful destruction, loss or alteration of, any Company Data or Company Confidential Information. Since the Lookback Date, no circumstance has arisen in which: (i) Privacy Laws would require the Company or any Company Subsidiary to notify a Governmental Entity of a Security Incident; or (ii) Company Privacy Commitments would require the Company or any Company Subsidiary to notify a Person of a Security Incident. Since the Lookback Date, neither the Company nor any Company Subsidiary nor any Person acting on the Company’s or any Company Subsidiaries’ behalf or direction, has: (A) paid any perpetrator of, or party making a threat regarding, any Security Incident or (B) paid any third party with actual or alleged information about a Security Incident, pursuant to a request for payment from or on behalf of such perpetrator or other third party.

(j) Since the Lookback Date, neither the Company nor any Company Subsidiary has been a party to any Legal Proceeding, and, to the Knowledge of the Sellers, there is no circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to the Company or any Company Subsidiary becoming a party to, any Legal Proceeding, and neither the Company nor any Company Subsidiary has received any written order, notice, communication, warrant, regulatory opinion, audit result or allegation from a Governmental Entity or any other Person (including an end user): (A) alleging or, in the case of any audit result, confirming the Company or any Company Subsidiary’s non-compliance with a relevant requirement of the Company Privacy Commitments, (B) requiring or requesting the Company or any Company Subsidiary to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Personal Data (other than pursuant to a data subject request in the ordinary course of business), (C) mandating relevant Governmental Entities to investigate, requisition information from, or enter the premises of, the Company or any Company Subsidiary due to a violation or alleged violation of any Company Privacy Commitments, or (D) claiming compensation from the Company or any Company Subsidiary due to a violation or alleged violation of any Company Privacy Commitments. The Company and each Company Subsidiary have responded to all requests received by the Company or any Company Subsidiary from individuals (or other third parties representing individuals) seeking to exercise any data protection or privacy rights (including without limitation, rights to access, rectify, or delete Personal Data, to restrict or object to processing of Personal Data, or relating to data portability), unless the Company or the Company Subsidiaries are not permitted to respond to any such request pursuant to applicable Contract.

2.12 Taxes.

(a) Each of the Company and each Company Subsidiary has properly completed and timely filed (taking into account any extension of time to file granted or obtained) all Tax Returns required to be filed by it prior to the Closing Date, has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return), and has no Liability for Taxes in excess of the amounts so paid. All Tax Returns were complete and accurate and have been prepared in compliance with Applicable Law.

(b) The Company and each Company Subsidiary has complied with all Applicable Laws relating to the payment and withholding of Taxes from payments made or deemed made to any Person and have duly and timely withheld and paid over to the appropriate Tax Authority all amounts required to be so withheld and paid under all applicable laws.

(c) The Company has delivered to Purchaser true, correct and complete copies of (i) all Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company and each Company Subsidiary, including, where applicable, any supplemental Tax Return filed by the Company or any Company Subsidiary since 2017, (ii) any closing or settlement agreements entered into by or with respect to the Company or any Company Subsidiary with any Tax Authority, (iii) all Tax opinions, memoranda and similar documents addressing Tax matters or positions of the Company or any Company Subsidiary, and (iv) all material written communications to, or received by the Company or any Company Subsidiary from, any Tax Authority, including Tax rulings and Tax decisions.

(d) The Company Balance Sheet reflects all material Liabilities for unpaid Taxes of the Company and each Company Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date.

(e) There is (i) no past, pending or threatened in writing audit of, or Tax controversy associated with, any Tax Return of the Company or any Company Subsidiary that has been or is being conducted by a Tax Authority, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Company Subsidiary currently in effect (other than an extension arising as a result of the Company or any Company Subsidiary obtaining an automatic extension of time to file a Tax Return) and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed (other than an extension arising as a result of the Company or any Company Subsidiary obtaining an automatic extension of time to file a Tax Return). With respect to each of the Company and each Company Subsidiary, no written notice of any claim has ever been received, and no written claim has ever been made by any Governmental Entity in a jurisdiction where such entity does not file Tax Returns that such entity is or may be subject to taxation by that jurisdiction.

(f) Each of the Company and each Company Subsidiary has collected and remitted all sales, use, value added and similar Taxes (“Sales Taxes”) with respect to sales made or services provided and, for all sales or provisions of services that are exempt from Sales Taxes that were made without charging or remitting Sales Taxes, the Company has received and retained any required Tax exemption certificates or other documentation qualifying such sale or provision of services as exempt.

(g) Neither the Company nor any Company Subsidiary is subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, agents, a permanent establishment or any other place of business in such jurisdiction. Neither the Company nor any Company Subsidiary is subject to income Tax, sales Tax, use Tax, gross receipts or any other type of Tax in any U.S. state or non-U.S. jurisdiction where it does not file Tax Returns applicable to such type of Tax.

(h) Section 2.12(h) of the Seller Disclosure Letter sets forth a true, correct and complete list of any Tax exemption, Tax holiday or other similar arrangement with a Taxing authority that the Company or any Company Subsidiary has in any jurisdiction (other than any deductions, credits, exclusions or exemptions that are generally applicable to a taxpayer without specific application to a Governmental Entity therefor), including the nature, amount and expiration date of such Tax exemption, Tax holiday or other similar arrangement. Each of the Company and each Company Subsidiary is in compliance with all terms and conditions required to maintain such Tax exemption, Tax holiday or other similar arrangement of any relevant Governmental Entity and the consummation of the transactions contemplated hereby will not have any adverse effect on the continuing validity and effectiveness of any such Tax exemption, Tax holiday or other similar Tax-sharing arrangement.

(i) Neither the Company nor any Company Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, Tax allocation agreement or advance pricing agreement (other than (i) any agreement the principal subject matter of which is not Taxes, (ii) any agreement solely between the Company and any Company Subsidiaries, or (iii) any agreement solely between the Company Subsidiaries), and neither the Company nor any Company Subsidiary has any Liability or potential Liability to another party or to a Governmental Entity under any such agreement.

(j) The Company and each Company Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or non-U.S. Applicable Law.

(k) Neither the Company nor any Company Subsidiary has consummated or participated in, and is not currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Neither the Company nor any Company Subsidiary has participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or non-U.S. law.

(l) Neither the Company nor any Company Subsidiary is and has never been a member of a consolidated, combined, unitary or aggregate group for Tax purposes (including, as the case may be, a tax consolidated group or fiscal unity for purposes of any corporate income tax) of which the Company or any Company Subsidiary was not the ultimate parent corporation.

(m) There are no pre-Closing Tax amounts that would be required to be clawed back, recaptured, added back, reimbursed or otherwise forfeited by the Company or any Company Subsidiary as a consequence of being a party to any transaction that benefited from a deferral of Tax by virtue of any special rule or regime providing for the deferral of Tax (including, without limitation, any transaction benefiting from a special tax regime applicable to qualifying corporate reorganizations).

(n) Neither the Company nor any Company Subsidiary has any Liability for the Taxes of any other Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor (including, without limitation, any successor Tax liability derived from an acquisition of an ongoing concern), by operation of Applicable Law, by Contract or otherwise (other than a customary commercial Contract the principal subject matter of which is not Taxes).

(o) Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date made on or prior to the Closing, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) executed on or prior to the Closing, (iii) installment sale or open transaction disposition made on or prior to the Closing, (iv) prepaid amount received on or prior to the Closing (other than an amount received in the ordinary course of business), or (v) outbound transfer of intangible property from the United States pursuant to Sections 367 or 482 of the Code (or similar provision of state or local Tax Law) entered into prior to the Closing by the Company, any Company Subsidiary, or IPSoft, Inc. or any of its Affiliates.

(p) Neither the Company nor any Company Subsidiary has received any private letter ruling from or entered into any agreements with the IRS (or any comparable Tax ruling, binding or not on the Company or any Company Subsidiary, from the IRS or any other Governmental Entity).

(q) Neither the Company nor any Company Subsidiary is a party to any joint venture, partnership or other Contract or arrangement that could be treated as a partnership for U.S. federal income Tax purposes.

(r) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Stock Purchase.

(s) Each of the Company and each Company Subsidiary has (i) complied with all Applicable Law relating to the payment, reporting and withholding of Taxes by the Company and each Company Subsidiary (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472 and 3406 of the Code or similar provisions under any foreign law), (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law by the Company and each Company Subsidiary, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and foreign Tax laws (as applicable) and (iii) timely filed all withholding Tax Returns required to be filed by the Company and each Company Subsidiary, for all periods through and including the Closing Date; in each case, regardless of whether they were the payors of the relevant income item. Each of the Company and each Company Subsidiary is eligible for any payroll tax credit or deferral that it has claimed pursuant to the CARES Act. There are no non-U.S. capital gains Taxes that are required to be withheld by the Company or any Company Subsidiary as a result of the Stock Purchase or other transactions contemplated by this Agreement.

(t) Except as otherwise set forth on Section 2.12(t), neither the Company nor any Company Subsidiary has claimed any payroll tax credit or deferral pursuant to the CARES Act.

(u) The Company has delivered to Purchaser true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate Internal Revenue Service Center, with respect to any Unvested Company Shares or other property issued by the Company, any Company Subsidiary or any of their respective ERISA Affiliates to any of their respective employees, non-employee directors, consultants and other service providers. No payment to any Seller of any portion of the Aggregate Consideration payable pursuant to Section 1.1 will result in compensation or other income to any Seller with respect to which Purchaser, the Company or any Company Subsidiary would be required to deduct or withhold any Taxes.

(v) Section 2.12(v) of the Seller Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or the Company Subsidiaries is a party and which are not exempt from Section 409A of the Code. Each such nonqualified deferred compensation plan complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. Neither the Company nor any Company Subsidiary is under any obligation to gross up any Taxes or reimburse any Tax-related payments to any Person under Section 409A of the Code or otherwise. All Company Employee Plans and other arrangements of the Company, any Subsidiary or ERISA Affiliate are in compliance with Section 457A of the Code and no payments thereunder are subject to the penalties of Section 457A of the Code.

(w) The exercise price of all Company Options, is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted, and neither the Company nor Purchaser has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options. All Company Options constitute “service recipient stock” (as defined under Treasury Regulation 1.409A 1(b)(5)(iii)) with respect to the grantor thereof.

(x) Each of the Company and each Company Subsidiary is and always has been in compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company. The prices for any property or services (or for the use of any property) provided by or to the Company are arm’s length prices for purposes of all applicable transfer pricing laws, including the Treasury Regulations promulgated under Section 482 of the Code and the regulations promulgated thereunder.

(y) No independent contractor was or will be considered as an employee of the Company or any Company Subsidiary by an applicable Tax Authority.

(z) There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company, any Company Subsidiary or any of their respective ERISA Affiliates to which the Company, any Company Subsidiary or any of their respective ERISA Affiliates is a party or by which the Company, any Company Subsidiary or its or their assets are bound that, considered individually or considered collectively with any other agreement, plan, arrangement or other Contract will, or would reasonably be expect to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events) give rise directly or indirectly to the payment of any amount that would reasonably be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Neither the Company nor any Company Subsidiary has (nor has ever had) any obligation to report, withhold, gross up, indemnify or otherwise provide any payment for any excise Taxes, including those incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(aa) Section 2.12(aa) of the Seller Disclosure Letter lists each Person (whether or not a United States resident) who as of Closing will be, with respect to the Company or any Company Subsidiary, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date. No securities of the Company, any Company Subsidiary or any Company Securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company or any Company Subsidiary is ineligible to seek stockholder approval in a manner that complies with Section 280G(b)(5) of the Code.

(bb) Notwithstanding anything in this Section 2.12 to the contrary, except for the representations and warranties set forth in Section 2.12 (h) (last clause of the last sentence only), (i), (m), (o), (p), (q), (r), (t), (u), (v), (w), (z), and (aa), the Sellers make no representation or warranty regarding any Taxes of the Company or any Company Subsidiary for any Post-Closing Tax Period, or regarding the existence of, or the ability of Purchaser or any of its Affiliates (including the Company and the Company Subsidiaries) to use in a Post-Closing Tax Period, any depreciable or amortizable tax basis, net operating loss carryforwards, capital loss carryforwards, Tax credit carryforwards or other similar Tax attributes arising in any Pre-Closing Tax Period.

2.13 Employee Benefit Plans and Employee Matters.

(a) Section 2.13(a) of the Seller Disclosure Letter lists, with respect to the Company, any professional employer organization or employer of record employing any Company service provider, or any Company Subsidiary and any trade or business (whether or not incorporated) that is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee, (iii) all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements and (vi) all employment, individual consulting, retention, change of control or executive compensation or severance agreements (provided, however, that the Company may disclose any forms of such agreements and any individual agreements that deviate from such forms, rather than disclosing each individual agreement), in each case, written or otherwise, formal or informal, as to which any unsatisfied obligations of the Company or any Company Subsidiary remain for the benefit of, or relating to, any present or former employee, non- employee director, Contractor or non-employee director of the Company or any Company Subsidiary (all of the foregoing described in clause (i) through (vi) collectively, the “Company Employee Plans”); provided, however, that Section 2.13(a) shall not be required to list any Company Employee Plans that are required pursuant to Applicable Law.

(b) Neither the Company nor any Company Subsidiary sponsors or maintains any self-funded employee benefit plan, including any plan to which a stop-loss policy applies. The Company has provided to Purchaser a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including executed adoption agreements, trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions, prospectuses, registration statements and other authorizing documents, actuarial reports, financial statements, and any material employee communications relating thereto) and has with respect to each Company Employee Plan that is subject to ERISA reporting requirements, provided to Purchaser true, correct and complete copies of the Form 5500 reports and non- discrimination tests filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the IRS for such determination letter prior to the expiration of the requisite period under applicable. Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. Each trust established in connection with any Company Employee Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred that would reasonably be expected to adversely affect the exempt status of any such trust. All individuals who, pursuant to the terms of any Company Employee Plan, are entitled to participate in any Company Employee Plan, are currently participating in such Company Employee Plan or have been offered an opportunity to do so and have not accepted. The Company has provided to Purchaser true and complete copies of any authorized Tax Authority letter or ruling issued with respect to any such Company Employee Plans, as applicable.

(c) The Company is eligible to utilize the Department of Labor’s Delinquent Filer Voluntary Compliance Program with respect of any delinquent or delayed Form 5500 filings with respect to the Company 401(k) Plan and no event or condition exists that could cause the Company to become unable to utilize such program.

(d) None of the Company Employee Plans promise or provide retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or any similar state law and the Company and each Company Subsidiary has materially complied with the requirements of COBRA and any such Applicable Law. Each Company Employee Plan has been maintained and administered in all material respects in accordance with its terms and in material compliance with the requirements prescribed by Applicable Law (including ERISA and the Code), and the Company, each Company Subsidiary and each ERISA Affiliate has performed all material obligations required to be performed by it under, is not in default under or in material violation of, and has no knowledge of any default or material violation by any other party to, any of the Company Employee Plans. All contributions required to be made by the Company, any Company Subsidiary or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business and consistent with past practice after the Company Balance Sheet Date as a result of the operations of the Company and the Company Subsidiaries after the Company Balance Sheet Date). Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms without Liability to Purchaser (other than ordinary and reasonable administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan, the Company, each Company Subsidiary and each ERISA Affiliate has, at all relevant times, timely made deposits of any employee contributions, prepared in good faith and timely filed any requisite governmental reports (which were true, correct and complete as of the date filed, in each case in all material respects), including any required audit reports, and have properly and timely filed and distributed or posted any notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action, litigation or claim has been brought, or to the Knowledge of the Sellers, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by any Governmental Entity. With respect to each Company Employee Plan, (i) to the Knowledge of the Sellers, no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of assets, including any “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) have occurred with respect to any Company Employee Plan, (ii) no lien has been imposed under Applicable Law and none of the Company, any Company Subsidiary or any ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Employee Plans and (iii) neither the Company nor any Company Subsidiary has made any filing in respect of such Company Employee Plan under any voluntary correction program. No Company Employee Plan is maintained through a human resources and benefits outsourcing entity or professional employer organization.

(e) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Company Subsidiary or any ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.

(f) There are no costs associated with the Specified Employee Liabilities outside of the United States unless otherwise indicated in Section 2.13(f). With respect to each Company Employee Plan that has been established or maintained outside of the United States (an “International Company Benefit Arrangement”), (i) no such International Company Benefit Arrangement has unfunded Liabilities, that as of the Closing, will not be offset by insurance or fully accrued (ii) such International Company Benefit Arrangement is in material compliance with the provisions of Applicable Law of each jurisdiction in which such International Company Benefit Arrangement is maintained, to the extent those Applicable Law are applicable to such International Company Benefit Arrangement, (iii) all contributions to, and payments from, such International Company Benefit Arrangement that may have been required to be made in accordance with the terms of such International Company Benefit Arrangement, when applicable, the Applicable Law of the jurisdiction in which such International Company Benefit Arrangement is maintained, have been timely made or shall be made by the Closing Date, and all such contributions to such International Company Benefit Arrangement, and all payments under such International Company Benefit Arrangement, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued Liability on the financial statements of the Company Subsidiary or accrued in all material respects, (iv) the Company and each Company Subsidiary has complied with all applicable reporting and notice requirements, and such International Company Benefit Arrangement has obtained from the Governmental Entity having jurisdiction with respect to such International Company Benefit Arrangement any required determinations, if any, that such International Company Benefit Arrangement is in material compliance with the Applicable Law of the relevant jurisdiction if such determinations are required in order to give effect to such International Company Benefit Arrangement, (v) such International Company Benefit Arrangement has been administered in all material respects at all times in accordance with its terms and Applicable Law, (vi) to the Knowledge of the Sellers, there are no pending investigations by any Governmental Entity involving such International Company Benefit Arrangement, and no pending claims (except for claims for benefits payable in the normal operation of such International Company Benefit Arrangement), suits or proceedings against such International Company Benefit Arrangement or asserting any rights or claims to benefits under such International Company Benefit Arrangement, (vii) the consummation of the Transactions will not by itself create or otherwise result in any Liability with respect to such International Company Benefit Arrangement and (viii) except as required by Applicable Law, no condition exists that would prevent the Company or any Company Subsidiary from terminating or amending any International Company Benefit Arrangement at any time for any reason in accordance with the terms of each such International Company Benefit Arrangement without the payment of any fees, costs or expenses (other than the payment of benefits accrued on the Financial Statements and any normal and reasonable expenses typically incurred in a termination event).

(g) No Company Employee Plan is, and neither the Company, any Company Subsidiary nor any of its respective ERISA Affiliates maintains, sponsors or contributes to, or has at any time maintained, sponsored or contributed to, or has any liability or obligation (fixed or contingent) with respect to (i) any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” as such term is defined in Section 3(37) of ERISA, (iii) any “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA or (iv) any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(h) The Company and each Company Subsidiary is, and has been, in compliance in all material respects with all Applicable Law and Contract respecting employment issues, including: discrimination or harassment in employment, termination of employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors, consultants, temporary workers, and the proper classification of employees as exempt or non-exempt), wages, pay slips, social security contributions, state and federal withholdings, working hours and overtime, rest periods, engaging employees through service providers, occupational safety and health and employment practices, immigration and work authorization laws, foreign employees, privacy, pension, severance, notice to employees, and COVID-19 provisions with respect to each Company Employee Plan. To the extent that any Company Employee Plan was structured so as to be qualified under any provision of Applicable Law in any jurisdiction, no event has occurred that would cause the loss of such qualified status. The Company and each Company Subsidiary has withheld all amounts required by Applicable Law or by agreement to be withheld from the wages, salaries and other payments to employees and duly paid them to the relevant Governmental Entities and neither the Company nor any Company Subsidiary is liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and each Company Subsidiary has paid in full to all current and former employees, and current and former Contractors all payments, wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and Contractors when due. Neither the Company nor any Company Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for any current or former employees (other than routine payments to be made in the normal course of business and consistently with past practice or pursuant to Applicable Law). There are no pending claims against the Company or any Company Subsidiary under any workers compensation plan or policy or for long term disability and there are no independent contractors who may successfully claim to be employees or otherwise be considered employees of the Company or any Company Subsidiary. No independent contractor (nor any individual leased from or hired through another employer or third party via an agreement with such employer or third party to provide services to the Company or any Company Subsidiary including any contract labor) was or will be considered as an employee of the Company or any Company Subsidiary by an applicable Tax Authority or Governmental Entity. There are no controversies pending or, to the Knowledge of the Sellers, threatened, between the Company, any Company Subsidiary and any of their respective current or former employees or Contractors, which controversies have or would reasonably be expected to result in a Legal Proceeding. No amounts are owed by the Company or any Company Subsidiary due to salary reviews or increases or delays in salary reviews or increases.

(i) The Company has provided to Purchaser true, correct and complete copies of each of the following: (i) all forms of offer letters, (ii) all forms of employment agreements and severance agreements, (iii) all forms of services agreements and agreements with current and former Contractors, (iv) all forms of confidentiality, non-competition or inventions agreements between current and former employees/Contractors and the Company or any Company Subsidiary (and a true, correct and complete list of employees and/or Contractors not subject thereto), (v) the most current management organization chart(s), (vi) all forms of bonus plans and any form award agreement thereunder, (vii) a schedule of bonus commitments made to employees of the Company and each Company Subsidiary, (viii) any agreements that deviate in any material respect from the forms provided pursuant to clause (i)–(vi), (ix) accurate and complete copies of all employee manuals and handbooks, all Company’s policies and guidelines with regard to engagement terms and procedures and other material documents relating to the engagement of the Company’s and each Company Subsidiary’s employees and Contractors and (x) accurate and complete copies of all the employment agreements with the Company’s and the Company Subsidiaries’ key employees.

(j) Neither the Company nor any Company Subsidiary is, nor at any time has been a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, except as required by Applicable Law, or is otherwise required (under any law, under any Contract or otherwise) to provide benefits or working conditions under any of the foregoing. No collective bargaining agreement is being negotiated by the Company or any Company Subsidiary and neither the Company nor its Subsidiaries have any duty to bargain with any labor organization. There are no labor organizations representing, and to the Knowledge of the Sellers, there are no labor organizations purporting to represent or seeking to represent, any employees of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is or has ever been a member of any employers’ association or organization. Neither the Company nor any Company Subsidiary is required to pay any payment (including professional organizational handling charges) to any employers’ association or organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Company Subsidiary. To the Knowledge of the Sellers, there are no activities or proceedings of any labor union or to organize its employees. There is no, and has never been, any labor dispute, strike or work stoppage against the Company or any Company Subsidiary pending or, to the Knowledge of the Sellers, threatened, that may interfere with the conduct of the Business. Neither the Company nor any Company Subsidiary, nor to the Knowledge of the Sellers, any of their respective Representatives has committed any unfair labor practice in connection with the conduct of the Business, and there is no charge or complaint against the Company or any Company Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or, to the Knowledge of the Sellers or its Subsidiaries, threatened. No employee of the Company or any Company Subsidiary has been dismissed, furloughed or transitioned to a reduced work schedule in the 12 months immediately preceding the Agreement Date other than as to non-executive employees in the ordinary course.

(k) Section 2.13(k) of the Seller Disclosure Letter sets forth each non-competition agreement and non-solicitation agreement that binds any current or former employee or contractor of the Company or any Company Subsidiary (other than those agreements entered into in the ordinary course of business). To the Knowledge of the Sellers, no employee of the Company or any Company Subsidiary is in violation of any material term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Company Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others. No Contractor of the Company or any Company Subsidiary is in violation of any term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such consultant or contractor to be providing services to the Company or any Company Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Section 2.13(k) of the Seller Disclosure Letter, no employee of the Company or any Company Subsidiary has given notice to the Company or any Company Subsidiary and, to the Knowledge of the Sellers, no employee of the Company or any Company Subsidiary intends to terminate his or her employment with the Company or any Company Subsidiary. Except as set forth on Section 2.13(k) of the Seller Disclosure Letter, the employment of each of the employees of the Company and each Company Subsidiary is “at will” (except for non-United States employees of the Company located in a jurisdiction that does not recognize the “at will” employment concept which in their case each can be terminated with a prior notice period of less than one month ) and the Company and each Company Subsidiary does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of its at-will employees. None of the Company or any Company Subsidiary, or to the Knowledge of the Sellers, any other Person has, (i) entered into any Contract that obligates or purports to obligate Purchaser to make an offer of employment to any present or former employee or Contractor of the Company or any Company Subsidiary and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or Contractor of the Company or any Company Subsidiary of any terms or conditions of employment with Purchaser following the Closing.

(l) Section 2.13(l)(i) of the Seller Disclosure Letter sets forth a true, correct, complete list of all employees of the Company and each Company Subsidiary, showing each such individual’s name (to the extent permitted under Applicable Law), employing entity, hire date, position and title, visa status, work location, type of employment (whether permanent or fixed-term), classification as exempt or non-exempt, total base salary or hourly rate (as applicable) and actual scope of employment (e.g., full- or part-time or temporary), most recent target incentive opportunity and the actual amount of target incentive paid for 2023, prior notice entitlement (other than as required under Applicable Law) (if any), and whether the employee is on leave (and if so, the category of leave, the date on which such leave commenced and the date of expected return to work). Other than their salaries and except as set forth in Section 2.13(l)(i) of the Seller Disclosure Letter, the employees of the Company and each Company Subsidiary are not entitled to any payment or benefit that may be reclassified as part of their salary for any purpose, including for calculating any social contributions. Except as set forth in Section 2.13(l)(i) of the Seller Disclosure Letter, neither the Company nor any Company Subsidiary made any promises or commitments to any of its employees or former employees, whether in writing or not, with respect to any future changes or additions to their compensation or benefits. Section 2.13(l)(ii) of the Seller Disclosure Letter sets forth a true, correct and complete list of all of its Contractors and, for each, name (to the extent permitted under Applicable Law), engaging entity, location of services, governing law, term, such individual’s compensation and benefits, such individual’s initial date of engagement and each subsequent engagement (if applicable), the notice or termination provisions applicable to the services provided by such individual and any other compensation payable. Except as set forth on Section 2.13(l)(ii) of the Seller Disclosure Letter, all Contractors can be terminated on notice of one month or less to the Contractor. All current and former Contractors have been (or were, in the case of former Contractors) properly classified as independent contractors and would not reasonably be expected to be reclassified by the courts or any other authority as employees of the Company or its Subsidiaries, for any propose whatsoever, and all current and former Contractors have received all their rights to which they are and were entitled to according to any applicable law or Contract with the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary engages any personnel through manpower agencies. Except as set forth in Section 2.13(l)(ii) of the Seller Disclosure Letter, neither the Company nor any Company Subsidiary has made any promises or commitments to any of its Contractors, whether in writing or not, with respect to any future changes or additions to their compensation or benefits.

(m) The Company and each Company Subsidiary is and has been in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended, or any similar state or local law (the “WARN Act”). Since its inception, (i) neither the Company nor any Company Subsidiary has effectuated a “plant closing” (as defined by the Warn Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined by the WARN Act) affecting any site of employment or facility of the Company or any Company Subsidiary and (iii) neither the Company nor any Company Subsidiary has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. Neither the Company nor any Company Subsidiary has caused any of its employees to suffer an employment loss (as defined in the WARN Act) during the 90-day period immediately preceding the Agreement Date.

(n) Except as disclosed in Section 2.13(n) of the Seller Disclosure Letter, there are no offer letters, employment agreements, services agreements, consultancy agreements or other agreements or arrangements entered into by the Company or any Company Subsidiary pursuant to which the execution, delivery and performance of this Agreement, or the consummation of the Transactions, or any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, payment in lieu of notice, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person by the Company or any Company Subsidiary, (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Company Subsidiary to any Person or (vi) limit the Company’s or any Company Subsidiary’s ability to terminate any Company Employee Plan. No amount paid or payable by the Company or any Company Subsidiary in connection with the Transactions, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G of the Code or Section 4999 of the Code or will not be deductible by the Company or any Company Subsidiary by reason of Section 280G of the Code.

(o) A complete list of all categories of Specified Employee Liabilities and the aggregate amounts thereof is set forth on Section 2.13(o) of the Seller Disclosure Letter.

(p) There are not currently and, other than in the ordinary course, there have not historically been any performance improvements or disciplinary actions contemplated, pending, or implemented against any of the Company’s or any Company Subsidiary’s employees. No Misconduct Claim has previously been made, or is currently pending or threatened against any service provider of the Company or any Company Subsidiary with respect to conduct relating to the Company’s or any Company Subsidiary’s workplace. No service provider of the Company nor any Company Subsidiary has engaged in any act that would reasonably be expected to give rise to a Misconduct Claim relating to the Company’s or any Company Subsidiary’s workplace, nor has any Company service provider been subject to any investigation relating to any potential Misconduct Claim. No Company service provider has been terminated from any prior employment or service for any Misconduct Claim.

(q) The Company and each Company Subsidiary maintains accurate and complete Form I-9s with respect to each of its current and former employees in accordance with Applicable Law (as to former employees, the Company and each Company Subsidiaries maintained such Form I-9s for such periods as are required pursuant to Applicable Law) concerning immigration and employment eligibility verification obligations. All Persons who provide services to the Company or any Company Subsidiary and who requires a visa, employment pass or other required permit to work in the country in which he is employed or provides services has produced a current employment pass or such other required permit to the Company and possesses all necessary permission to remain in such country and perform services in that country and is listed in Section 2.13(q) of the Seller Disclosure Letter.

(r) Neither the Company nor any Company Subsidiary has unsatisfied obligations of any nature to any of its former employees or Contractors, and their termination was in compliance with all material Applicable Laws and Contracts.

2.14 Interested-Party Transactions. Except as set forth in Section 2.14 of the Seller Disclosure Letter, none of the Company Stockholders, officers or directors of the Company or any Company Subsidiary or, to the Sellers’ Knowledge, any Company Employees or any immediate family member of any officer, director, employee or stockholder of the Company or any Company Subsidiary, has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any Company Subsidiary (except with respect to any interest in less than 1% of the shares of any corporation whose shares are publicly traded). Except as set forth in Section 2.14 of the Seller Disclosure Letter, no such Person, or any members of their immediate families, is a party to, or to the Knowledge of the Sellers, otherwise directly or indirectly interested in, any Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective assets or properties may be bound or affected, except for normal compensation for services as an officer, director or employee thereof and for Contracts relating to the grant of Company Options or issuance of any shares of Company Capital Stock to such Persons. All trade between the Company or any Company Subsidiary and it’s or their officers, directors, employees or stockholders, members of their immediate families has been conducted on ordinary market terms (“Arm’s Length”). To the Knowledge of the Sellers, no such Person, or immediate family members has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the business of the Company or any Company Subsidiary, except for the rights of stockholders under Applicable Law. To the Knowledge of the Sellers, all transactions between the Company or any Company Subsidiary and interested parties that require approval pursuant to the Certificate of Incorporation or Contracts have been so approved.

2.15 Insurance. The Company and each Company Subsidiary maintains the policies of insurance and bonds set forth in Section 2.15 of the Seller Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire, cybersecurity, and general liability insurance. Section 2.15 of the Seller Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amounts and any applicable deductible. The Company has provided to Purchaser true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company or any Company Subsidiary. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and each of the Company Subsidiaries is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Sellers have no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.16 Books and Records. The Sellers have provided to Purchaser true, correct and complete copies of (i) all documents identified on the Seller Disclosure Letter, (ii) the Certificate of Incorporation or equivalent organizational or governing documents of the Company and each Company Subsidiary, each as currently in effect, (iii) the complete minute books containing records of all material proceedings, consents, actions and meetings of the Board (or the equivalent body of each of the Company Subsidiaries), committees of the Board (or the equivalent body of each of the Company Subsidiaries) and the Sellers, including any presentations and written materials provided thereto in connection with such proceedings, consents, actions and meetings, in each case, to the extent required to be reflected therein and (iv) the share ledger, journal and other records reflecting all share issuances and transfers and all stock option and warrant grants and agreements of the Company and each Company Subsidiary. The minute books of the Company and each Company Subsidiary provided to Purchaser contains a true, correct and complete summary of all meetings of directors and of the Sellers or actions by written consent since the time of incorporation of the Company and each Company Subsidiary through the Agreement Date. The books, records and accounts of the Company and each Company Subsidiary (A) are true, correct and complete in all material respects, (B) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (C) are stated in reasonable detail and fairly reflect all of the transactions and dispositions of the assets and properties of the Company and each Company Subsidiary and (D) fairly reflect in all material respects the basis for the Financial Statements.

2.17 Material Contracts.

(a) Sections 2.17(a)(i) through (xxii) of the Seller Disclosure Letter set forth a list of each of the following Contracts to which the Company or any of the Company Subsidiaries is a party that are in effect on the Agreement Date (collectively, “Material Contracts”):

(i) any Contract with a (A) Significant Customer; (B) Significant Supplier; or (C) a Significant Partner;

(ii) any Contract with a customer, dealer, reseller, distributor, referral partner, or any other Contract pursuant to which any payments are made to the Company or any Company Subsidiary, which can be terminated by the counterparty for convenience;

(iii) any dealer, reseller, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, resell, distribute, market, refer or sell the Company Products to any other Person or relating to the advertising or promotion of the Business;

(iv) (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment by the Company or any Company Subsidiary of royalties to any other Person;

(v) any agreement or Contract providing for the payment of compensation or benefits (including any accelerated vesting) upon any termination of employment or service, or in connection with the Transactions, with any current or former employees under which the Company or any Company Subsidiary has any actual or potential Liability;

(vi) any separation agreement or severance agreement with any current or former employees under which the Company has any actual or potential Liability;

(vii) any Contract for the employment of any director, officer, employee or consultant of the Company or any other type of Contract with any officer, employee or consultant of the Company that is not immediately terminable by the Company without cost or Liability, including any Contract requiring it to make a payment to any director, officer, employee or consultant on account of the Stock Purchase, any other Transaction or any Contract that is entered into in connection with this Agreement;

(viii) any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights, rights of first refusal, rights of first negotiation or any similar rights of any type or scope with respect to any of the Company Products, Company-Owned Intellectual Property or Company-Owned Data or which would otherwise restrict the Company from freely setting prices for the Company Products, (B) containing any non-competition covenants or other restrictions relating to the Company Products, Company-Owned Intellectual Property or Company-Owned Data, (C) that limits or would limit the freedom of the Company or any of its successors or assigns or their respective Affiliates to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company-Owned Intellectual Property, (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services, or (III) solicit the services or business of any Person, (D) containing any “take or pay,” minimum commitments or similar provisions, or (E) that is set forth on Section 2.13(k) of the Seller Disclosure Letter;

(ix) any Company Intellectual Property Agreement (i) where the Company or any Company Subsidiary grants any license or covenant not to sue under any Company-Owned Intellectual Property Rights to any Person; provided for the purposes of this Section 2.17(a)(ix)(i), neither the Company nor any Company Subsidiary is required to disclose: non-exclusive licenses or sublicenses entered into in the ordinary course of business consistent with past practice; or (ii) where the Company or any Company Subsidiary obtains or receives any license or covenant not to sue or under any Intellectual Property Rights from any Person, including any Contracts under which the Company or any Company Subsidiary acquires any license to any Third-Party Content; provided that for the purposes of this Section 2.17(a)(ix)(ii), neither the Company nor any Company Subsidiary is required to disclose: (A) “shrink-wrap” and “click-wrap” licenses and other Contracts for Third-Party Intellectual Property licensed to the Company or any Company Subsidiary that is generally, commercially available software and (I) is not incorporated in the Company Products commercialized by the Company or any Company Subsidiary as of the Agreement Date, (II) has not been modified or customized for the Company or any Company Subsidiary and (III) is licensed for an annual fee under $50,000, and (B) Contracts for the license of Open Source Materials, (C) Contracts in which the grant of Intellectual Property Rights are incidental and not material to the main purpose of such Contracts, and (D) invention assignment agreements with employees and contractors entered in the ordinary course of business consistent with past practice;

(x) any Contract governing the Company’s membership in, contribution to, or affiliation with any industry standards organization, body, working group, or similar organization that would affect or impact the Company-Owned Intellectual Property or restrict the ability of the Company or any Company Subsidiary to use, enforce, license or exclude others from using any Company-Owned Intellectual Property;

(xi) any Contract for material third-party AI Technology;

(xii) any settlement agreement with respect to any Legal Proceeding;

(xiii) any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any Equity Interests of the Company or any Company Subsidiary, in each case, any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Section 2.2(a) or Section 2.2(b) of the Seller Disclosure Letter;

(xiv) any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(xv) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xvi) any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard end user agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;

(xvii) any Contract for capital expenditures in excess of $100,000 per annum;

(xviii) any Contract pursuant to which the Company or any Company Subsidiary is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving expenditures in excess of $100,000 per annum;

(xix) any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by the Company or any Company Subsidiary, in connection with this Agreement and the Transactions;

(xx) any Contract pursuant to which the Company or any Company Subsidiary has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any Equity Interest or other material ownership interest in any other Person;

(xxi) any Contract with any Governmental Entity or any Company Authorization; and

(xxii) any other oral or written Contract or obligation not listed in clauses (i) through (xxiii) that individually had or has a value or payment obligation in excess of $250,000 annually or is otherwise material to the Company, any Company Subsidiary or its or their respective businesses, operations, financial condition, properties or assets.

(b) All Material Contracts are in written form. The Company or the applicable Company Subsidiary has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged in a writing (or, to the Knowledge of Sellers, orally) to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of the Enforceability Exceptions. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company, or any of the Company Subsidiaries or, to the Knowledge of the Sellers, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company or any of the Company Subsidiaries under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. No Material Contract contains any force majeure or other similar provision that would give the other party the right to terminate or would excuse such party’s performance under such Contract (whether or not the Company was then in breach of its obligations under the Contract). The Company has not received any written notice or, to the Knowledge of the Sellers, other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract (including under a force majeure or similar provision) since the Lookback Date to the extent such violation, breach or cancellation notification is outstanding and unresolved. True, correct and complete copies of all Material Contracts have been provided to Purchaser at least three Business Days prior to the Agreement Date.

2.18 Transaction Fees. Except as set forth on Section 2.18 of the Seller Disclosure Letter, neither the Company nor any Company Subsidiary has incurred, and shall not incur, directly or indirectly, any Liability for brokerage or finders’ fees or commissions, fees for investment banking or similar advisory services or any similar fees in connection with this Agreement, the Stock Purchase or any transaction contemplated hereby, nor shall Purchaser or the Company incur, directly or indirectly, any such Liability based on arrangements made by or on behalf of the Company as of the Closing.

2.19 Anti-Corruption Law. None of the Company, any of the Company Subsidiaries, or any of its or their directors, employees, agents or representatives (in each case, acting in their capacities as such) has, since the inception of the Company or such Company Subsidiary, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (1) for the purpose of (I) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (I) through (IV), assist the Company or any of the Company Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person or (2) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

2.20 Environmental, Health and Safety Matters. Each of the Company and the Company Subsidiaries is in compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its or their business or assets or properties. There are no pending, or to the Knowledge of the Sellers, any threatened allegations by any Person that the properties or assets of the Company or any of the Company Subsidiaries are not, or that it’s or their business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. Neither the Company nor any of the Company Subsidiaries has retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the Knowledge of the Sellers, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any Liability of the Company or any of the Company Subsidiaries with respect to Environmental, Health and Safety Requirements.

2.21 International Trade Control Laws.

(a) Neither the Company, any of the Company Subsidiaries nor any of its officers, directors or employees, nor any agents or other third-party representatives acting on behalf of the Company or any of the Company Subsidiaries, currently, or has been, since the Lookback Date, Company’s or the relevant Company Subsidiary’s inception: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country or owned by a Person organized, resident or located in a Sanctioned Country, (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country on behalf of the Company or any of the Company Subsidiaries, or (iv) otherwise in violation of applicable Sanctions Laws, Export Controls, or U.S. Anti-boycott Laws (collectively, “Trade Controls”).

(b) The Company has conducted its export transactions in accordance in all respects with all Applicable Laws regulating exports, including applicable provisions of United States export and re-export controls, including the Export Control Reform Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations and other controls administered by the United States Department of Commerce and/or the United States Department of States. Without limiting the foregoing: (i) the Company has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) the Company is in compliance with the terms of all applicable Export Approvals, (iii) there are no pending or, to the Knowledge of the Sellers, threatened claims against the Company with respect to such Export Approvals, (iv) there are no actions, conditions or circumstances pertaining to the Company’s export transactions that would reasonably be expected to give rise to any future claims and (v) no Export Approvals for the transfer of export licenses to Purchaser or any of its Affiliates are required, except for such Export Approvals that can be obtained expeditiously and without material cost. The Company does not use or develop, or engage in, encryption technology, technology with military applications, or other technology whose development, commercialization or export is restricted under Applicable Law.

(c) Since the Lookback Date, the Company has not (i) received from any Governmental Entity or any other Person any written (or, to the Knowledge of the Sellers, oral) notice, inquiry, or internal or external allegation, (ii) made any voluntary or involuntary disclosure to a Governmental Entity or (iii) conducted any internal investigation or audit, in each case concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws. The Company has maintained and enforced policies, procedures and internal controls reasonably designed to ensure compliance with Anti-Corruption Laws and Trade Controls, including Sanctioned Person screening tools and Sanctioned Country geolocation blocking tools and other necessary and appropriate tools, resources, and procedures to prevent prohibited dealings with any Sanctioned Person or in any Sanctioned Country or transactions that otherwise violate Trade Controls.

2.22 Customers. Neither the Company nor any Company Subsidiary has any outstanding material disputes concerning any Company Products with any customer who (i) for the 12-month period preceding July 31, 2024, was one of the 15 largest sources of revenue for the Company and each Company Subsidiary, based on amounts paid or payable to the Company or any of the Company Subsidiaries with respect to such periods or (ii) for the 12-month period starting on the Agreement Date, is one of the 15 largest sources of revenue for the Company and each Company Subsidiary, based on contracted annual recurring revenue (each, a “Significant Customer”), and, to the Knowledge of the Sellers, there is no material dissatisfaction on the part of any Significant Customer with respect to any Company Products. Each Significant Customer and the amount of revenue received from, or the amount of contracted annual recurring revenue with respect to, such Significant Customer for the applicable period is listed on Section 2.22 of the Seller Disclosure Letter. Neither the Company nor any Company Subsidiary has received any written information from any Significant Customer that such Significant Customer shall not continue as a customer of the Company or the applicable Company Subsidiary (or Purchaser), after the Closing or that such Significant Customer intends to terminate or materially modify existing Contracts with the Company or any Company Subsidiary (or Purchaser).

2.23 Suppliers. Neither the Company nor any Company Subsidiary has any outstanding material disputes concerning products and/or services provided by any supplier, vendor or licensor who, for the 12-month period preceding July 31, 2024, was one of the 10 largest suppliers of products and/or services to the Company and each Company Subsidiary, based on amounts paid or payable with respect to such periods (each, a “Significant Supplier”), there is no material dissatisfaction on the part of the Company or any of the Company Subsidiaries with respect to any Significant Supplier and, to the Knowledge of the Sellers, there is no material dissatisfaction on the part of any Significant Supplier with respect to the Company or any of the Company Subsidiaries. Each Significant Supplier and the amount paid to such Significant Supplier for such period is listed on Section 2.23 of the Seller Disclosure Letter. Neither the Company nor any Company Subsidiary has received any written information from any Significant Supplier that such supplier shall not continue as a supplier to the Company or any Company Subsidiary (or Purchaser), after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company or any Company Subsidiary (or Purchaser). The Company and each Company Subsidiary has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Business and, to the Knowledge of the Sellers, there is no reason why the Company or any Company Subsidiary will not continue to have such access on commercially reasonable terms.

2.24 Partners. Neither the Company nor any Company Subsidiary has any outstanding material disputes concerning any Company Products with any partner who (i) for the 12-month period preceding July 31, 2024, was one of the 10 largest sources of revenue from partners for the Company and each Company Subsidiary, based on amounts paid or payable to the Company or any of the Company Subsidiaries with respect to such periods or (ii) for the 12-month period starting on the Agreement Date, is one of the 10 largest sources of revenue from partners for the Company and each Company Subsidiary, based on contracted annual recurring revenue (each, a “Significant Partner”), and, to the Knowledge of the Sellers, there is no material dissatisfaction on the part of any Significant Partner with respect to any Company Products. Each Significant Partner and the amount of revenue received from, or the amount of contracted annual recurring revenue with respect to, such Significant Partner for the applicable period is listed on Section 2.24 of the Seller Disclosure Letter. Neither the Company nor any Company Subsidiary has received any written information from any Significant Partner that such Significant Partner shall not continue as a partner of the Company or the applicable Company Subsidiary (or Purchaser), after the Closing or that such Significant Partner intends to terminate or materially modify existing Contracts with the Company or any Company Subsidiary (or Purchaser).

2.25 Warranties. No Company Product or service related thereto is subject to any guaranty, warranty, right of return, right of credit, or other indemnity outside of the ordinary course of business.

2.26 Disclaimer of Seller.

(a) NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY (I) OTHER THAN THE SPECIFIC REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE IN ARTICLE II AND ARTICLE III (AS QUALIFIED BY THE SELLER DISCLOSURE LETTER) OR ANY CERTIFICATES DELIVERED HEREUNDER, THE SELLER SHARES ARE BEING SOLD ON AN “AS IS” BASIS AS OF THE CLOSING IN THEIR CONDITION AS OF CLOSING WITH “ALL FAULTS” AND NO SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE BUSINESS, THE COMPANY OR ANY COMPANY SUBSIDIARY, ANY SELLER, THE SELLER SHARES OR THE TRANSACTIONS, INCLUDING WITH RESPECT TO (I) THE OPERATION OF THE BUSINESS AFTER THE CLOSING, (II) THE PROBABLE SUCCESS, PROFITABILITY OR PROSPECTS OF THE BUSINESS AFTER THE CLOSING, (III) ANY PROJECTIONS, ESTIMATES, PROSPECTS, FORECASTS, PLANS, AND BUDGET INFORMATION FURNISHED BY ANY SELLER, THE COMPANY OR THEIR REPRESENTATIVES (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS, ESTIMATES, PROSPECTS, FORECASTS, PLANS, AND BUDGET INFORMATION), OR (IV) ANY OTHER INFORMATION MADE AVAILABLE TO PURCHASER, ITS AFFILIATES AND ITS AND THEIR RESPECTIVE REPRESENTATIVES, AND ANY SUCH REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

(b) NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, NO SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO PURCHASER, ITS REPRESENTATIVES OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION (OR FAILURE TO DISTRIBUTE) TO PURCHASER OR ITS REPRESENTATIVES, OR PURCHASER’S OR ITS REPRESENTATIVES’ USE OF, ANY INFORMATION RELATING TO THE BUSINESS, ANY OF THE SELLER SHARES, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, ESTIMATES, PROSPECTS, FORECASTS, PLANS, OR BUDGET INFORMATION (INCLUDING THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS, ESTIMATES, PROSPECTS, FORECASTS, PLANS, AND BUDGET INFORMATION), OTHER MATERIAL MADE AVAILABLE TO PURCHASER OR ITS REPRESENTATIVES, WHETHER ORALLY OR IN WRITING, IN CERTAIN “DATA ROOMS,” MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, “EXPERT SESSIONS,” OR VISITS, DILIGENCE CALLS OR MEETINGS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF PURCHASER OR ITS REPRESENTATIVES OR IN ANY OTHER FORM IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(c) Notwithstanding this Section 2.26, nothing in this Section 2.26 or elsewhere in this Agreement shall limit Purchaser’s recourse in the event of Fraud (other than the Company Fraud).

ARTICLE III

Representations and Warranties of the Sellers

Each Seller, severally and not jointly, represents and warrants to Purchaser as follows:

3.1 Ownership of Securities. Such Seller is the beneficial owner or record holder of, or exercises voting power over, that number of Seller Shares set forth opposite such Seller’s name on Section 2.2(b) of the Seller Disclosure Letter. The Seller Shares set forth opposite such Seller’s name on Section 2.2(b) constitute such Seller’s entire interest in the outstanding shares of Company Capital Stock and such Seller is not the beneficial owner or record holder of, and does not exercise voting power over, any other outstanding shares of Company Capital Stock. Such Seller has the sole right to vote and execute stockholder written consents and sole power of disposition and sole power to agree and to issue instructions with respect to all Seller Shares set forth opposite such Seller’s name on Section 2.2(b) and the other matters contemplated herein, with no restrictions on such Seller’s right and powers of voting or disposition pertaining thereto and no person not a signatory to this Agreement has a beneficial interest in or a right to acquire or vote any of the Seller Shares set forth opposite such Seller’s name on Section 2.2(b) (other than the rights and interest of Persons that own Equity Interests in such Seller under such entity’s governing documents or under Applicable Law). The Seller Shares owned by such Seller are, and will be at all times up until the Closing, free and clear of any Encumbrances (other than Permitted Encumbrances) of any nature that could adversely affect the Stock Purchase or the exercise or fulfillment of the rights and obligations of Purchaser or such Seller under this Agreement, other than Encumbrances that may be created pursuant to (a) this Agreement, (b) Applicable Law, (c) the terms of (i) the Series A Preferred Stock Purchase Agreement, dated December 21, 2022, as amended by the First Amendment to the Series A Preferred Stock Purchase Agreement, dated June 30, 2023, (ii) the Investors’ Rights and Voting Agreement, dated December 21, 2022, as amended by the First Amendment to the Investors’ Rights and Voting Agreement, dated June 30, 2023, (iii) the Rights of First Refusal and Co-Sale Agreement, dated December 21, 2022 as amended by the First Amendment to the Rights of First Refusal and Co-Sale Agreement, dated June 30, 2023, (iv) the Voting Agreement, dated June 30, 2023, and (v) the Amended and Restated Contingent Value Rights Agreement, dated June 30, 2023, (d) Surviving Encumbrances or (e) the terms of the Certificate of Incorporation and the bylaws of the Company. As of the Closing, all agreements referenced in the previous clause (c) shall be terminated without any remaining Encumbrances on such Seller Shares.

3.2 Organization; Power, Capacity and Authority. Such Seller is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted. Such Seller has all requisite power, capacity and authority to enter into this Agreement, and each other agreement, document or certificate to which it may become a party pursuant to this Agreement (each, a “Seller Ancillary Agreement”), and to perform its obligations under this Agreement and each Seller Ancillary Agreement. The execution and delivery of this Agreement and each Seller Ancillary Agreement by such Seller and the consummation by such Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary action, if any, on the part of such Seller (or its board of directors or similar governing body, as applicable), and no other actions or proceedings on the part of such Seller are necessary to authorize the execution and delivery by such Seller of this Agreement and each Seller Ancillary Agreement, and the consummation by such Seller of the Transactions, including the Stock Purchase. This Agreement has been, and on the Closing Date each Seller Ancillary Agreement will have been, duly executed and delivered by such Seller and, assuming the due authorization, execution and delivery of this Agreement and each Seller Ancillary Agreement, as applicable, by Purchaser and any other parties thereto, constitutes a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject only to the Enforceability Exceptions. Such Seller has not approved nor commenced any proceeding or made any election contemplating the dissolution or liquidation of the Company or any Company Subsidiary.

3.3 Non-Contravention. Other than as set forth in Section 3.3 of the Seller Disclosure Letter, no consent, approval, order, authorization, release or waiver of, or registration, declaration or filing with, any Governmental Entity or other Person is necessary or required to be made or obtained by such Seller to enable such Seller to lawfully execute and deliver, enter into, and perform its obligations under this Agreement or any Seller Ancillary Agreement. The execution and delivery of this Agreement or any Seller Ancillary Agreement does not, and the performance by such Seller of its agreements and obligations hereunder and thereunder will not, (a) conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent, approval or waiver of any person under, (i) any provisions of the organizational documents of such Seller, (ii) any Order by which such Seller is bound or (iii) any Contract to which such Seller is a party or by which such Seller is, or any of its assets are, bound, except for such conflicts, notices, breaches, violations or defaults that would not, individually or in the aggregate, adversely affect, prevent or delay consummation by such Seller of the Stock Purchase and the other Transactions or otherwise prevent or materially delay such Seller from performing its obligations under this Agreement or any Seller Ancillary Agreement or (b) result in the creation of any Encumbrance (other than Surviving Encumbrances) on any of the Seller Shares owned by such Seller under any Contract to which such Seller is a party or by which such Seller is bound or any Contracts governing the holding of the Company Capital Stock or any other equity interests of the Company by the such Seller (other than this Agreement).

3.4 Legal Proceedings. There is no Legal Proceedings against such Seller that relates in any way to this Agreement, any Seller Ancillary Agreement or any of the transactions contemplated hereby or thereby. To the Knowledge of such Seller, no such Legal Proceeding has been threatened.

3.5 Brokers. No broker, finder, investment banker or financial advisor is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by the Company or any of their respective Affiliates in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of such Seller.

3.6 No Advice. Such Seller has had an opportunity to review with its own tax advisors the tax consequences of the Stock Purchase, the other Transactions, this Agreement an any Seller Ancillary Agreements. Such Seller understands that it must rely solely on its advisors and not on any statements or representations made by Purchaser, the Company or any of their agents or representatives. Such Seller understands that such Seller (and not Purchaser or the Company) shall be responsible for any tax liability of such Seller that may arise as a result of the Stock Purchase, the other Transactions, this Agreement or any Seller Ancillary Agreements.

3.7 Address. The office or offices of such Seller in which its principal place of business is identified in the address or addresses of such Seller set forth on the signatures page hereto.

3.8 Acquisition for Own Account. The shares of Purchaser Common Stock issuable to such Seller pursuant to this Agreement (the “Purchaser Shares”) will be acquired for investment for such Seller’s own account, not as a nominee or agent (except as noted on the signature page hereof) and not with a view to the resale or distribution of any part thereof, and such Seller has no present intention of selling, granting any participation in, or otherwise distributing the same. Such Seller does not presently have any Contract with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Purchaser Shares. Such Seller has not been formed for the specific purpose of acquiring the Purchaser Shares.

3.9 Restricted Shares. If such Seller is receiving Purchaser Shares, such Seller understands that the Purchaser Shares have not been registered under the Securities Act or any applicable state securities law, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Seller’s representations as expressed herein. If such Seller is receiving Purchaser Shares, such Seller understands that Purchaser Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, such Seller must hold such Purchaser Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available, including when such Seller is eligible to sell such securities under Rule 144 of the Securities Act.

3.10 No General Solicitation. Neither such Seller, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation or (b) published any advertisement in connection with the offer and sale of the Purchaser Shares.

3.11 Economic Risk. Such Seller is able to bear the economic risk of an investment in the Purchaser Shares and has sufficient knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of ownership of the Purchaser Shares and that they are able to bear the financial risks thereof.

3.12 Disclosure of Information. If such Seller is receiving Purchaser Shares, such Seller has received or has had full access to all the information such Seller considers necessary or appropriate to make an informed investment decision with respect to Purchaser Shares. Such Seller further has had an opportunity to ask questions and receive answers from Purchaser regarding the terms and conditions of the offering of Purchaser Shares and to obtain additional information (to the extent Purchaser possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to such Seller or to which such Seller had access.

3.13 Accredited Investor Status. Such Seller is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.14 Purchaser’s Representations.

(a) Each of the Sellers agrees that it has conducted its own independent investigation, review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, operations, assets, Liabilities, results of operations, financial condition, technology and prospects of the Purchaser and its Subsidiaries, which investigation, review and analysis was performed by the Seller and its Representatives. In entering into this Agreement, each of the Sellers acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of the Purchaser or any of its respective Representatives (except the specific representations and warranties of the Purchaser expressly set forth in Article IV).

(b) Each of the Sellers hereby acknowledges and agrees that notwithstanding anything herein to the contrary (i) other than the specific representations and warranties expressly made in Article IV or any certificates delivered hereunder, none of the Purchaser or its Representatives or any other Person makes or has made any representation or warranty, express or implied, at law or in equity, in respect of the Transactions, the Purchaser’s business, the Purchaser, the Purchaser Common Stock, or with respect to the accuracy or completeness of any other information provided, or made available, to the Sellers or any of their respective Representatives in connection with the transactions contemplated by this Agreement; and (ii) it has not relied on and expressly disclaim any representation or warranty by, or information from, the Purchaser or any of its Affiliates, owners, managers, employees or Representatives, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, except for the representations and warranties expressly set forth in Article IV. Without limiting the generality of the foregoing sentence, each of the Sellers acknowledges and agrees that it has not relied on any other information provided, or made available, to the Seller or any of its respective Representatives in connection with the Transactions and the other transactions contemplated by this Agreement, and that none of the Purchaser or its Representatives or any other Person will have or be subject to any indemnification obligation or other Liability to the Sellers or any of their respective Representatives or to any other Person resulting from (a) any misrepresentation or omission by the Purchaser or its Representatives or any other Person with respect to any such information or (b) the distribution (or failure to distribute) to the Sellers or its respective Representatives, or the Sellers’ use of, or the use by any of their respective Representatives or any other Person of, any such information, including information, documents, projections, forecasts or other material made available to the Sellers or their respective Representatives, whether orally or in writing, in any “data rooms,” teaser, confidential information memorandum, management presentations, functional “break out” discussions, “expert sessions,” site tours or visits, diligence calls or meetings or otherwise in connection with the transactions contemplated by this Agreement, unless any such information is expressly and specifically included in a representation or warranty set forth expressly in Article IV. Notwithstanding the foregoing, nothing in this Section 3.14 or elsewhere in this Agreement shall limit Sellers’ recourse in the event of Fraud.

ARTICLE IV

Representations and Warranties of Purchaser

Purchaser represents and warrants to the Sellers as follows:

4.1 Organization and Standing. Purchaser is a corporation, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Purchaser Sub is a limited liability corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Neither Purchaser nor Purchaser Sub is in violation of any of the provisions of their certificate of incorporation or certificate of formation, as applicable, or bylaws or equivalent organizational or governing documents.

4.2 Authority; Non-contravention.

(a) Each of Purchaser and Purchaser Sub has all requisite corporate power, or partnership power, as applicable, and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Purchaser and Purchaser Sub. This Agreement has been duly executed and delivered by each of Purchaser and Purchaser Sub and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Purchaser and Purchaser Sub, enforceable against Purchaser and Purchaser Sub in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement by Purchaser and Purchaser Sub does not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the certificate of incorporation or bylaws of Purchaser or organizational documents of Purchaser Sub, in each case as amended to date or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Purchaser’s ability to consummate the Stock Purchase or to perform their respective obligations under this Agreement.

(c) There are no Legal Proceeding pending or, to the knowledge of Purchaser’s officers, threatened against Purchaser that would reasonably be expected to materially impair the ability of Purchaser to consummate the Transactions.

(d) No consent, approval, Order or authorization of, or registration, declaration or filing with or notice to, any Governmental Entity, is required by or with respect thereto in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for (i) such consents, approvals, Orders, authorizations, registrations filings or notices as may be required under applicable securities laws, and (ii) such other consents, authorizations, filings, approvals, notices and registrations that, if not obtained or made, would not prevent, materially alter or delay Purchaser’s, ability to consummate the Stock Purchase or any of the Transactions or to perform Purchaser’s or Purchaser Sub’s respective obligations under this Agreement.

4.3 Financing. Purchaser will have sufficient funds available to it (including cash, available lines of credit or other sources of immediately available funds) to permit Purchaser to consummate the Stock Purchase at the Closing upon the terms contemplated by this Agreement.

4.4 Nasdaq Compliance. Purchaser is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Stock Exchange.

4.5 Issuance of Shares. The shares of Purchaser Common Stock issuable in the Stock Purchase, when issued by Purchaser in accordance with this Agreement, assuming the accuracy of the representations and warranties made by the Sellers herein and in the other Transaction Documents, will be duly authorized and issued, fully paid, non-assessable, issued in compliance with Applicable Law, and will be free of restrictions on transfer, other than restrictions on transfer under this Agreement and the other Transaction Documents, any stock restriction agreement entered into between Purchaser and any Seller, the certificate of incorporation of Purchaser, the bylaws of Purchaser and under Applicable Law.

4.6 SEC Reports and Financial Statements.

(a) Since January 1, 2024, Purchaser has filed all forms, reports, statements, schedules and other documents required to be filed by it with the SEC (as amended and supplemented from time to time, collectively, the “Purchaser SEC Documents”). As of their respective filing dates, the Purchaser SEC Documents (i) complied in all material respects with the requirements of the Securities Act and the Exchange Act applicable to such Purchaser SEC Documents and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Purchaser SEC Documents was prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of Purchaser and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to the absence of notes and normal and recurring year-end adjustments).

(c) Purchaser has taken no action intended to, or which to its actual knowledge is likely to have the effect of, terminating the registration of Purchaser’s shares of common stock under the Exchange Act nor has Purchaser received any written notification that the SEC is threatening terminating such registration.

4.7 Operations of Purchaser Sub. Purchaser Sub is a direct, wholly owned Subsidiary of the Purchaser, was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

4.8 Sellers’ Representations.

(a) Each of Purchaser and Purchaser Sub agrees that it has conducted its own independent investigation, review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, operations, assets, Liabilities, results of operations, financial condition, technology and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Purchaser and its Representatives. In entering into this Agreement, Purchaser and Purchaser Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of the Company, any Company Stockholders, any holders of Company Options or any of their respective Representatives (except the specific representations and warranties of the Sellers expressly set forth in Articles II and III).

(b) Each of Purchaser and Purchaser Sub hereby acknowledges and agrees that notwithstanding anything herein to the contrary (i) other than the specific representations and warranties expressly made in Article II and Article III (as qualified by the Seller Disclosure Letter) or any certificates delivered hereunder, none of the Company, the Company Subsidiaries, Sellers or their respective Representatives or any other Person makes or has made any representation or warranty, express or implied, at law or in equity, in respect of the Transactions, the Business, the Company, the Company Subsidiaries, the Sellers, the Seller Shares or with respect to the accuracy or completeness of any other information provided, or made available, to Purchaser, Purchaser Sub or any of their respective Representatives in connection with the transactions contemplated by this Agreement; and (ii) Purchaser and Purchaser Sub have not relied on and expressly disclaim any representation or warranty by, or information from, the Sellers, the Company, or any of their respective Affiliates, owners, managers, employees or Representatives, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, except for the representations and warranties expressly set forth in Article II and Article III (as qualified by the Seller Disclosure Letter). Without limiting the generality of the foregoing sentence, each of Purchaser and Purchaser Sub acknowledges and agrees that it has not relied on any other information provided, or made available, to Purchaser, Purchaser Sub or any of their respective Representatives in connection with the Transactions and the other transactions contemplated by this Agreement, and that none of the Company, Company Subsidiaries, the Sellers, their respective Representatives or any other Person will have or be subject to any indemnification obligation or other Liability to Purchaser, Purchaser Sub, any of their respective Representatives or to any other Person resulting from (a) any misrepresentation or omission by the Company, the Company Subsidiaries, the Sellers, their respective Representatives or any other Person with respect to any such information or (b) the distribution (or failure to distribute) to Purchaser, Purchaser Sub or their respective Representatives, or Purchaser’s or Purchaser Sub’s use of, or the use by any of their respective Representatives or any other Person of, any such information, including information, documents, projections, forecasts or other material made available to Purchaser, Purchaser Sub or their respective Representatives, whether orally or in writing, in any “data rooms,” teaser, confidential information memorandum, management presentations, functional “break out” discussions, “expert sessions,” site tours or visits, diligence calls or meetings or otherwise in connection with the transactions contemplated by this Agreement, unless any such information is expressly and specifically included in a representation or warranty set forth expressly in Article II or Article III (as qualified by the Seller Disclosure Letter). Notwithstanding the foregoing, nothing in this Section 4.8 or elsewhere in this Agreement shall limit Purchaser’s recourse in the event of Fraud, except as provided in Article IX.

4.9 Disclaimer of Purchaser.

(a) NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY (I) OTHER THAN THE SPECIFIC REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE IN ARTICLE IV, THE PURCHASER COMMON STOCK IS ISSUED AT THE TIMES REQUIRED HEREUNDER ON AN “AS IS” BASIS IN THEIR CONDITION WITH “ALL FAULTS” AND NONE OF PURCHASER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE PURCHASER’S BUSINESS, THE PURCHASER OR ANY PURCHASER SUBSIDIARY, THE PURCHASER COMMON STOCK OR THE TRANSACTIONS, INCLUDING WITH RESPECT TO (I) THE OPERATION OF THE PURCHASER’S BUSINESS AFTER THE CLOSING, (II) THE PROBABLE SUCCESS, PROFITABILITY OR PROSPECTS OF THE PURCHASER’S BUSINESS AFTER THE CLOSING, (III) ANY PROJECTIONS, ESTIMATES, PROSPECTS, FORECASTS, PLANS, AND BUDGET INFORMATION FURNISHED BY ANY OF THE PURCHASER OR ITS REPRESENTATIVES (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS, ESTIMATES, PROSPECTS, FORECASTS, PLANS, AND BUDGET INFORMATION), OR (IV) ANY OTHER INFORMATION MADE AVAILABLE TO SELLERS, THE COMPANY, THEIR AFFILIATES AND THEIR RESPECTIVE REPRESENTATIVES, AND ANY SUCH REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

(b) NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, NONE OF THE PURCHASER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE SELLERS, THE COMPANY, THEIR REPRESENTATIVES OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION (OR FAILURE TO DISTRIBUTE) TO THE SELLERS, THE COMPANY, OR THEIR REPRESENTATIVES, OR THE SELLERS’ OR ITS REPRESENTATIVES’ USE OF, ANY INFORMATION RELATING TO THE PURCHASER’S BUSINESS, ANY OF THE PURCHASER COMMON STOCK, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, ESTIMATES, PROSPECTS, FORECASTS, PLANS, OR BUDGET INFORMATION (INCLUDING THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS, ESTIMATES, PROSPECTS, FORECASTS, PLANS, AND BUDGET INFORMATION), OTHER MATERIAL MADE AVAILABLE TO THE SELLERS OR THEIR REPRESENTATIVES, WHETHER ORALLY OR IN WRITING, IN CERTAIN “DATA ROOMS,” MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, “EXPERT SESSIONS,” OR VISITS, DILIGENCE CALLS OR MEETINGS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF THE SELLERS, THE COMPANY, OR THEIR REPRESENTATIVES OR IN ANY OTHER FORM IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(c) Notwithstanding this Section 4.9, nothing in this Section 4.9 or elsewhere in this Agreement shall limit the Sellers’ recourse in the event of Fraud.

ARTICLE V

[Reserved]

ARTICLE VI

Additional Agreements

6.1 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Purchaser and the Company have previously executed a letter agreement regarding Company Confidential Information, dated as of May 1, 2024 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall any party hereto disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, (i) a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity, stock exchange or administrative agency to the extent necessary or advisable in compliance with Applicable Law or stock exchange requirement, (ii) this Section 6.1 shall not limit the ability of any Seller or any of their respective Affiliates to disclose the financial return profile of the Transactions to any of their respective existing or potential investors, provided that, in each case, such Seller informs the Person receiving the information that such information is confidential and such Person is subject to an obligation of confidentiality at least as protective as that set forth herein and (iii) nothing herein shall prevent any party hereto from communicating with their respective employees who have a bona fide need to know with respect to this Agreement or the Transactions.

(b) The Sellers shall not, and shall cause their Representatives not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the Transactions or use Purchaser’s name or refer to Purchaser directly or indirectly in connection with Purchaser’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Purchaser. Notwithstanding anything to the contrary herein, a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (to the extent each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law and any Legal Proceeding before a Governmental Entity in connection with the enforcement of any right or remedy related to this Agreement to the extent such Governmental Entity legally requires such disclosure. Notwithstanding anything to the contrary herein or in the Confidentiality Agreement, Purchaser may issue such press releases or make such other public statements regarding this Agreement or the Transactions as Purchaser may, in its reasonable discretion, determine, including as may be required by Applicable Law.

6.2 Spreadsheet. The Sellers shall prepare and deliver to Purchaser a spreadsheet (the “Spreadsheet”) in the form and substance reasonably satisfactory to Purchaser, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing:

(a) the names of each Seller, and their respective street and e-mail addresses, telephone number (if available), and taxpayer identification numbers (if any);

(b) the number, class and kind of shares of Company Capital Stock held by such Persons;

(c) the calculation of the Upfront Consideration, Upfront Stock Consideration Value and Upfront Stock Consideration;

(d) the portion of the Upfront Cash Consideration and Upfront Stock Consideration payable or issuable to each Seller in exchange for the shares of Company Capital Stock held by such Person;

(e) in respect of any shares of Company Capital Stock that are “covered securities” within the meaning of Section 6045(g)(3) of the Code, the basis and holding period information described in Section 6045(g)(2)(A) of the Code;

(f) each Seller’s Pro Rata Share of the Escrow Amount (expressed both in shares and as a percentage); and

(g) a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by Purchaser.

6.3 Expenses. Whether or not the Stock Purchase is consummated, and except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense.

6.4 Termination of Company 401(k) Plan. Effective as of the day immediately preceding the Closing Date, the Sellers shall cause the Company to adopt resolutions by the Board to terminate the Company 401(k) Plan. The Sellers shall provide Purchaser with evidence that the Company 401(k) Plan has been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board or any applicable committee thereof. The form and substance of such resolutions shall be subject to review and approval of Purchaser. The Sellers shall cause the Company to also take such other actions in furtherance of terminating the Company 401(k) Plan as Purchaser may reasonably require. As soon as practicable following the Closing, the assets of the Company’s 401(k) Plan shall be distributed to the participants, and Purchaser shall permit the Continuing Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans to participants), in the form of cash (or, in the case of loans, notes), to an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Purchaser in an amount equal to the eligible rollover distribution portion of the account balance distributed to such Continuing Employee from the Company 401(k) Plan. With respect to matching contribution that will be made pursuant to this Section 6.4 and constitute Company Debt, an equivalent amount shall be funded as matching contribution payments by Purchaser.

6.5 401(k) Plan Correction Matters. Following the Closing, the Company shall utilize the Department of Labor’s Delinquent Filer Voluntary Compliance Program to file any and all delinquent or delayed Form 5500 filings with respect to the Company 401(k) Plan in compliance with Applicable Law. Following the Closing, the Seller Agent shall cooperate with the Company in taking any and all further actions reasonably determined by Purchaser to be necessary to correct such delinquent or delayed filings.

6.6 Tax Matters.

(a) Intended Tax Treatment. For U.S. federal, and applicable state and local, income tax purposes, the parties hereto intend that: (i) the Stock Purchase and the Merger, taken together, constitute a single integrated transaction as described in Revenue Ruling 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and (ii) this Agreement is intended to be, and hereby is adopted as, a “plan of reorganization” (within the meaning of Section 368(a) of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3) (the “Intended Tax Treatment”). No party hereto shall take any action not contemplated by this Agreement which would reasonably be expected to cause the Stock Purchase and the Merger, taken together, to fail to qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code, and each of the parties hereto shall file, or cause to be filed, all Tax Returns consistent with the Intended Tax Treatment unless otherwise required by a Taxing Authority following an audit or examination in which the Intended Tax Treatment was defended diligently and in good faith. Each of the parties hereto further agrees to promptly notify the other parties hereto of any challenge to the Intended Tax Treatment by any Tax Authority. Notwithstanding the foregoing, neither the Sellers nor Purchaser makes any representations or warranties to each other or to the other parties hereto regarding the Tax treatment of this Agreement or the Transactions, or any of the Tax consequences to the Sellers or to Purchaser or to any other parties hereto of this Agreement or the Transactions. The Sellers and Purchaser acknowledge that the Purchaser and the Sellers are relying solely on their own Tax advisors in connection with this Agreement and the Transactions.

(b) Preparation of Tax Returns.

(i) Following the Closing, Purchaser (at its sole expense, taking into account, for the avoidance of doubt, the amount included in Transaction Expenses for preparation costs related to Pre-Closing Taxes) shall prepare and timely file (or cause the Company and the Company Subsidiaries to prepare and timely file) all Tax Returns of the Company and the Company Subsidiaries that are required to be filed by the Company and the Company Subsidiaries for any Pre-Closing Tax Periods or Straddle Period that are due following the Closing Date (taking into account extensions of time to file such Tax Returns) and shall pay (or cause the Company or the Company Subsidiaries to pay) all Taxes shown as due and owing on such Tax Returns (subject to Purchaser’s rights pursuant to Section 9.2(a)(ii) (in respect of Tax Representations) or Section 9.2(a)(iv)); provided that, (A) all such Tax Returns shall be prepared on a basis consistent with the Company’s past practices, unless Purchaser reasonably determines that a different treatment of any item is required by Applicable Law at a “more likely than not” or greater level of comfort; and (B) with respect to any such Tax Return for a Pre-Closing Tax Period or Straddle Period that shows an amount due and owing thereon and which is the responsibility of Sellers pursuant to Section 9.2(a)(ii) (in respect of Tax Representations) or Section 9.2(a)(iv), Purchaser shall provide the Seller Agent with a copy of such completed Tax Return at least 30 days prior to the due date (including any extension thereof) for filing of the applicable Tax Return (or at least 10 days prior to the due date (including any extension thereof) if such Tax Return is a non-income Tax Return or as soon as reasonably practicable if such Tax Return is due within 30 or 10 days, as applicable, of Closing) for the Seller Agent’s review and comment. Purchaser shall consider in good faith all reasonable comments received from the Seller Agent with respect to such Tax Return prior to filing such Tax Return, and Purchaser shall not file, or cause to be filed, such Tax Return without first obtaining the Seller Agent’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided, however, Seller Agent’s consent will be deemed not to be reasonably withheld, conditioned or delayed to the extent that Seller Agent refuses to consent to a position that is “more likely than not” correct.

(ii) For clarity and without limiting the generality of Section 6.6(b)(i), following the Closing, Purchaser may prepare and file (or cause the Company and the Company Subsidiaries to prepare and file) any unfiled original income Tax Returns of Amelia NL BV and Amelia Japan KK that it reasonably determines are required to be filed for any Pre-Closing Tax Periods and shall pay (or cause the Company or the Company Subsidiaries to pay) all Taxes shown as due and owing on such income Tax Returns (subject to Purchaser’s rights pursuant to Section 9.2(a)(ii) (in respect of Tax Representations) or Section 9.2(a)(iv)); provided that, (A) all such income Tax Returns shall be prepared on a basis consistent with the Company’s past practices, unless Purchaser reasonably determines that a different treatment of any item is required by Applicable Law at a “more likely than not” or greater level of comfort; and (B) with respect to any such income Tax Return that shows an amount due and owing thereon and which is the responsibility of Sellers pursuant to Section 9.2(a)(ii) (in respect of Tax Representations) or Section 9.2(a)(iv), Purchaser shall provide the Seller Agent with a copy of such completed income Tax Return at least 30 days prior to the filing of the applicable income Tax Return for the Seller Agent’s review and comment. Purchaser shall consider in good faith all reasonable comments received from the Seller Agent with respect to such income Tax Return prior to filing such income Tax Return, and Purchaser shall not file, or cause to be filed, such income Tax Return without first obtaining the Seller Agent’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided, however, Seller Agent’s consent will be deemed not to be reasonably withheld, conditioned or delayed to the extent that Seller Agent refuses to consent to a position that is “more likely than not” correct.

(c) Tax Cooperation and Exchange of Information. Following the Closing, each of Purchaser and the Sellers shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns, the preparation of any tax opinion with respect to the Stock Purchase, the Merger or other Transactions and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser and the Sellers agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(d) Tax Contests.

(i) After the Closing, Purchaser shall promptly deliver a written notice to the Seller Agent in writing following any demand, claim, or notice of commencement of a claim, proposed adjustment, assessment, audit, examination or other administrative or court action with respect to Taxes of the Company or any Company Subsidiary for which the Sellers may reasonably be expected to be liable for indemnification under Section 9.2(a)(ii) (in respect of Tax Representations) or Section 9.2(a)(iv) (each, a “Tax Contest”, and such written notice, a “Tax Claim Notice”); provided that the failure or delay to so notify the Seller Agent shall not relieve the Sellers of any obligation or liability that the Sellers may have to Purchaser, unless the Sellers are actually prejudiced thereby.

(ii) Purchaser shall control the conduct of any Tax Contest; provided, however, that Purchaser shall, and shall cause the Company and any Company Subsidiary to, (A) keep the Seller Agent reasonably informed as to the status of the Tax Contest and use reasonable efforts to allow the Seller Agent to provide comments on any response before submitting it to the applicable Tax Authority, and (B) with respect to any settlement or compromise of such Tax Contest that would be reasonably expected to be indemnifiable by the Sellers pursuant to Section 9.2(a)(ii) (in respect of Tax Representations) or Section 9.2(a)(iv) (taking into account, for the avoidance of doubt, the limitations to the indemnification obligation of the Sellers under Section 9.3), Purchaser shall not settle or compromise such Tax Contest without first seeking to obtain the Seller Agent’s prior written consent (not to be unreasonably withheld, conditioned or delayed) to the settlement or compromise; provided, that if Purchaser settles or compromises such Tax Contest without the Seller’s Agent’s consent, such a settlement or resolution of the Tax Contest will not in itself be determinative of the existence of Indemnifiable Damages.

(iii) Notwithstanding anything to the contrary contained in this Agreement, the procedures for all Tax Contests shall be governed exclusively by this Section 6.6(d).

(e) Straddle Period Allocations. For purposes of this Agreement, in the case of Taxes that are payable with respect to a Straddle Period (other than Transfer Taxes), the portion of any such Tax that is allocable to the Pre-Closing Tax Period shall be:

(i) in the case of Taxes that are either (i) based upon or related to income or receipts or (ii) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount which would be payable (after giving effect to amounts which may be deducted from or offset against such Taxes) if the taxable period ended as of the close of business on the Closing Date based on an interim closing of the books; provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the portion of the Straddle Period ending on the Closing Date, on the one hand, and the portion of the Straddle Period beginning after the Closing Date, on the other hand, in proportion to the number of days in such Straddle Period included in the portion ending on the Closing Date and the number of days in such Straddle Period included in the portion beginning after the Closing Date;

(ii) in the case of Taxes not described in clause (i), deemed to be the amount of such Taxes for the entire Straddle Period (after giving effect to amounts which may be deducted from or offset against such Taxes) (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 6.6(e) shall be computed by reference to the level of such items on the Closing Date; and

(iii) for purposes of clause (vi) of the definition of “Pre-Closing Taxes”, an amount of income required to be included under Section 951(a)(1) or 951A(a) of the Code with respect to any Straddle Period of a Company Subsidiary that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) (a “CFC”) in which the Company was a “United States shareholder” (within the meaning of Section 951(b) of the Code) (a “U.S. Shareholder”) as of the Closing, the taxable year of such Company Subsidiary shall be deemed to close as of the close of business on the Closing Date, and the amount of income required to be included under Section 951(a)(1) or Section 951A(a) of the Code to be allocated to the portion of the Straddle Period ending on the Closing Date shall be determined by means of a closing of the books of such Company Subsidiary as of the close of business on the Closing Date; provided that any non-U.S. Taxes allowed to Purchaser as a credit on a “more likely than not” basis in respect of any amount required to be included under Section 951(a)(1) or Section 951A(a) of the Code shall be equitably allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period beginning after the Closing Date based upon the allocation of taxable income of such Company Subsidiary between such portions of the Straddle Period, which shall be allocated based upon the closing of the books of such Company Subsidiary as of the close of business on the Closing Date in the same manner as described in this Section 6.6(e)(iii).

(iv) All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practice of the Company and the Company Subsidiaries, except as otherwise required by applicable law. Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this Section 6.6(e), taking into account the type of Tax to which the refund relates.

(f) Tax Refunds. Any Tax refund or credit in lieu thereof (including any interest paid or credited by a Tax Authority with respect thereto) of the Company or any Company Subsidiary of Taxes paid by the Company or a Company Subsidiary on or prior to the Closing Date and not reflected as an asset in the computation of Company Net Working Capital or taken into account in the computation of Company Debt shall be the property of the Sellers, and if received or actually utilized by Purchaser or any of its Affiliates to reduce their cash Taxes payable, the amount of such Tax refund or the cash Tax savings actually resulting from the utilization of such Tax credit (less any Taxes or reasonable, out-of-pocket costs or expenses incurred by Purchaser or any of its Affiliates in connection with the pursuit or receipt of any such Tax refund or utilization of such Tax credit) that is received by Purchaser prior to the end of the Tax Escrow Period shall be paid over promptly to the Seller Agent for distribution to the applicable Seller(s). Purchaser shall, if the Seller Agent so requests and at the Sellers’ expense, cause the Company and any Company Subsidiary or other relevant entity to file for any such Tax refund to which the Sellers are entitled under this Section 6.6(f) except to the extent it would have any adverse effect on Purchaser or its Affiliates (including the Company and any Company Subsidiary) or subject Purchaser or any of its Affiliates (including the Company and any Company Subsidiary) to any unreimbursed cost or expense. The parties hereto agree to treat (and cause their respective Affiliates to treat) any payment made pursuant to this Section 6.6(f) as an adjustment to the Aggregate Consideration for all Tax purposes to the maximum extent permitted by Applicable Law.

(g) Tax Covenants. From and after the Closing, except as determined by Purchaser to be necessary to cause the Company’s prior Tax Return positions to be “more likely than not” correct after consultation in good faith with Seller Agent, without the consent of the Seller Agent, Purchaser shall not, and shall not cause or permit its Affiliates (including, following the Closing, the Company and any Company Subsidiary) to (i) file a Tax Return of the Company or any Company Subsidiary for a Pre- Closing Tax Period or Straddle Period in a jurisdiction where such Person has not previously filed a Tax Return (other than a Tax Return prepared in accordance with the procedures set forth in Section 6.6(b) or Section 6.6(j)), (ii) amend, refile or otherwise modify (or grant an extension of any statute of limitations with respect to) any Tax Return of the Company or any Company Subsidiary for any Pre-Closing Tax Period or Straddle Period, (iii) enter into any voluntary disclosure Tax program, agreement or arrangement with any Tax Authority that relates to the Taxes of the Company or any Company Subsidiary for any Pre- Closing Tax Period or Straddle Period (other than a voluntary disclosure Tax program, agreement or arrangement completed in accordance with the procedures set forth in Section 6.6(j)), (iv) cause or permit the Company to take any action on the Closing Date and after the Closing that is outside the ordinary course of business not contemplated by this Agreement or (v) make any election (including an election under Sections 338(g) or 336(e) of the Code) that has retroactive effect to any Pre-Closing Tax Period or Straddle Period of the Company or any Company Subsidiary, in each case, if such action is reasonably expected to (A) create or increase a Tax liability of the Sellers (or their direct or indirect owners) or any of their Affiliates, (B) create or increase an indemnification obligation of the Sellers for Taxes pursuant to this Agreement or (C) result in a reduction to, or loss of, a Tax refund or credit that the Sellers are entitled to receive under Section 6.6(f).

(h) Each Seller further agrees, upon request, to use its reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the Stock Purchase or other transactions contemplated by this Agreement.

(i) If a notice of deficiency or adverse Tax assessment or demand is received by the Company from the competent Governmental Entity under Applicable Law that may require any payment or settlement of a Tax claim, the Company undertakes to, and is required to, fulfill and make good any Tax payable or amounts outstanding, and pursue all such other measures, so as not to have the Transaction be treated as void or disputable by such Governmental Entity under Applicable Law.

(j) Notwithstanding anything to the contrary in this Agreement, following the Closing, Purchaser, on behalf of the Company and the Company Subsidiaries, shall have the right to contact the state and local Tax Authorities in the Relevant States with respect to state and local Sales Taxes reasonably determined to be owed by the Company or any Company Subsidiary in such states for Pre- Closing Tax Periods and enter into a “voluntary disclosure agreement” or other similar program or a “quiet disclosure” with any such Tax Authority with respect to such Sales Taxes (each, a “Sales Tax Disclosure”). Purchaser shall have the right to control in any process or proceeding (including the preparation and filing of sales and use Tax Returns) relating to any Sales Tax Disclosure; provided that: (i)(A) Purchaser shall retain BDO LLP or another accounting or law firm that is reasonably satisfactory to the Seller Agent to evaluate, consider and complete any such Sales Tax Disclosure; (B) shall keep the Seller Agent reasonably informed as to the status of any such Sales Tax Disclosure, and (C) shall provide the Seller Agent the opportunity to review and comment on the applicable method for any such Sales Tax Disclosure and any sales and use Tax Return or other written submission before submitting it to the applicable Tax Authority, and accept any reasonable comments of the Seller Agent with respect thereto; and (ii) with respect to any Tax Contest arising from any Sales Tax Disclosure, the provisions of Section 6.6(d) shall control.

6.7 Director and Officer Indemnification.

(a) Until the sixth anniversary of the Closing Date, Purchaser will, and will cause the Company and each Company Subsidiary, to fulfill and honor in all respects the obligations of the Company and each such Company Subsidiary, as applicable, to its present and former directors and officers as of immediately prior to the Closing (the “Company Indemnified Parties”) pursuant to indemnification agreements with the Company or such Company Subsidiary in effect on the Agreement Date and set forth in Section 2.17(xv) of the Seller Disclosure Letter and pursuant to the Certificate of Incorporation or, so long as made available to Purchaser, other organizational documents of the Company or such Company Subsidiary, as applicable, in effect on the Agreement Date (the “Company Indemnification Provisions”), with respect to claims relating to or arising out of acts or omissions occurring at or prior to the Closing that are asserted after the Closing; provided that Purchaser’s and the Company’s obligations under this Section 6.7(a) shall not apply to any claim based on a matter for which any Indemnified Person is entitled to an indemnification pursuant to Article IX; provided, further, that all rights to indemnification and exculpation in respect of any claim arising out of or relating to matters existing or occurring at or prior to the Closing Date and asserted or made within such six (6)-year period shall continue until the final disposition of such claim. Purchaser shall ensure that such Company Indemnification Provisions are not amended or otherwise modified in any manner that would adversely affect the rights of any Company Indemnified Parties, unless such modification is required by Applicable Law or approved in writing by such Company Indemnified Parties.

(b) At or prior to the Closing, the Sellers shall cause the Company to purchase tail insurance coverage (the “Tail Insurance Coverage”) for the Company Indemnified Parties in a form reasonably satisfactory to Purchaser, which shall provide the Company Indemnified Parties with coverage for six years following the Closing Date.

(c) In the event that all or substantially all of the assets of the Company or any Company Subsidiary are sold, whether in one transaction or a series of transactions, then Purchaser and the Company or such Company Subsidiary, as applicable, will, in each such case, use commercially reasonable efforts to ensure that the successors and assigns of the Company or such Company Subsidiary, as applicable, assume the obligations set forth in this Section 6.7.

(d) The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by each Company Indemnified Parties, his or her heirs and representatives and may not be amended, altered or repealed without the prior written consent of the affected Company Indemnified Party.

6.8 Employees and Contractors.

(a) Following the Closing, Purchaser shall provide certain Continuing Employees with the right to participate in a pool of retention equity awards to be valued (pursuant to Purchaser’s standard methodology for valuing equity awards) at $20,000,000 in the aggregate (the “Employee Retention Pool”), based on the Purchaser Stock Price. The Employee Retention Pool shall be allocated in the sole discretion of Purchaser following consultation with the Seller Agent.

(b) For a period of 12 months from the Closing, and in each case to the extent required by Applicable Law, Purchaser shall provide or cause to be provided to each Continuing Employee (i) an annual base salary (or wage level, as applicable) no less favorable than that provided by the Purchaser to similarly situated employees of the Purchaser and (ii) the opportunity to participate in Purchaser’s benefit plans, with benefits that in the aggregate are commensurate with the benefits provided to similarly situated employees of Purchaser. To the extent permitted by the applicable Purchaser health and welfare benefit plans (without any modifications thereto), Purchaser shall use commercially reasonable efforts to waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar Company Employee Plan in which such employees participated prior to the Closing Date. To the extent permitted by the applicable Purchaser health and welfare benefit plans (without any modifications thereto), Purchaser shall use commercially reasonable efforts to provide all Continuing Employees with credit for all service with the Company performed at any time prior to the Closing Date under all employee benefit plans, programs, policies and arrangements and employment policies maintained by Purchaser in which they become participants to the extent such service was taken into account under the analogous Company Employee Plan immediately prior to the Closing Date; provided that no such prior service shall be taken into account to the extent that it would result in the duplication of benefits to any Continuing Employee.

(c) The Sellers shall cause the Company to give all notices and other information required to be given to the employees of the Company and the Company Subsidiaries, any collective bargaining unit representing any group of employees of the Company or any of the Company Subsidiaries, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and any other Applicable Law in connection with the Transactions.

6.9 R&W Policy. On the Agreement Date, Purchaser has entered into a binder agreement providing for the issuance of an insurance policy with respect to the representations and warranties of the Sellers under this Agreement and Taxes of the Company and the Company Subsidiaries arising from or relating to the Pre-Closing Tax Periods, the form of which has been provided to the Seller Agent (the “R&W Policy”) and caused the binder agreement for the R&W Policy to be bound effective as of the Agreement Date. Purchaser and its Affiliates shall not amend, waive or otherwise modify the R&W Policy in any manner that would reasonably be expected to adversely affect the Sellers without the prior written consent of the Seller Agent (which consent shall not be unreasonably withheld, conditioned or delayed), including any amendment that would allow the insurer thereunder or any other Person to subrogate or otherwise make or bring any claim or suit against any Seller or any of their respective Affiliates or any past, present or future Representatives, if applicable, of any of the foregoing based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, except, in each case, in the event of Fraud.

6.10 The Merger. Promptly after the Closing, Purchaser shall effect the Merger in accordance with, and pursuant to, the Applicable Laws of the State of Delaware, pursuant to which the Company will merge with and into Purchaser Sub, the separate corporate existence of the Company shall cease, and Purchaser Sub shall be the surviving entity and remain a direct, wholly owned subsidiary of Purchaser treated as a disregarded entity for U.S. federal income tax purposes.

6.11 Joinder Agreement. Promptly after the Closing, Purchaser shall cause Amelia Holding II, LLC to enter into a joinder agreement, in such form contemplated by the Settlement Agreement.

6.12 Release of Claims.

(a) Effective upon the Agreement Date, BuildGroup LLC, for itself and each of its past, present, and future legal and beneficial owners, managers, parents, subsidiaries, Affiliates, members, partners, limited partners, general partners, shareholders, officers, directors, agents, representatives, predecessors, successors, assigns, and heirs (collectively, the “Seller Releasors”), to the fullest extent permitted by law, hereby fully, finally, irrevocably, and forever releases, relinquishes, settles, and discharges in all respects Purchaser and each of its past, present, and future legal and beneficial owners, shareholders, partners, limited partners, general partners, beneficiaries, members, managers, parents, subsidiaries, Affiliates (including the Company), trustees, administrators, officers, agents, representatives, attorneys, insurers, predecessors, successors, assigns, and heirs (collectively, the “Purchaser Releasees”), of and from any and all, and all manner of, claims, actions, causes of action, suits, debts, sums of money, accounts, reckonings, contracts, controversies, agreements, obligations, liabilities, promises, damages, and demands whatsoever, in law or in equity (collectively, “Claims”) that each or any Seller Releasor had or now has or may have, or which any successor or assign of each or any Seller Releasor hereafter can, shall, or may have, against any of the Purchaser Releasees for, upon, or by reason of any matter, cause, or thing whatsoever, from the beginning of the time through the Agreement Date, whether known or unknown, direct or indirect, vested or contingent, individual or derivative, state or federal, accrued or unaccrued.

(b) BuildGroup LLC hereby acknowledges that it may hereafter discover facts in addition to or different from those that it knows or believes to be true with respect to the subject matter of any Claims of BuildGroup LLC released pursuant to this Section 6.12 (the “Released Claims”), but, effective upon the Agreement Date, to the extent permitted by applicable law, BuildGroup LLC hereby expressly fully, finally, irrevocably, and forever settles and releases, and shall hereby be deemed to have fully, finally, irrevocably, and forever settled and released, any and all such Released Claims, whether direct or derivative, known or unknown, accrued or unaccrued, suspected or unsuspected, contingent or absolute, real or imagined, matured or unmatured, that now exist or heretofore have existed, upon any theory of law or equity now existing or coming into existence in the future, including conduct that is negligent, reckless, intentional, with or without malice, or breach of any duty, law, or rule, without regard to the subsequent discovery or existence of such different or additional facts. Further, BuildGroup LLC shall have and be deemed to have waived and relinquished, to the fullest extent permitted by law, any and all provisions, rights, and benefits conferred by Section 1542 of the California Civil Code or any federal, state, or foreign law, rule, regulation or common law doctrine that is similar, comparable, equivalent, or identical to, or that has the effect of, Section 1542 of the California Civil Code, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Notwithstanding the provisions of Section 1542 and any similar provisions, rights, and benefits conferred by any law, rule, regulation, or common law doctrine of California or in any federal, state, or foreign jurisdiction, BuildGroup LLC understands and agrees that this Section is intended to include all the claims that any person granting a release pursuant to this Section 6.12 has or may have, including unknown claims.

(c) Effective upon the Agreement Date, Sellers, on the one hand, shall not initiate any lawsuit, arbitration, or proceeding, or otherwise bring any claim, in court, in an agency, or elsewhere, whether at law, in equity, by way of administrative hearing, or otherwise solicit others to institute any such actions, claims, or proceedings against the Purchaser Releasees, on the other hand, that directly or indirectly concerns, involves, relates to, arises from, or is based upon any of the Released Claims.

(d) In the event that BuildGroup LLC breaches a covenant not to sue in this Section 6.12, Purchaser Releasees will have no adequate remedy at law and shall be entitled to injunctive relief.

(e) For the avoidance of doubt, the releases contained in this Section 6.12 are intended to be general releases; provided, however, that the “Claims” shall not include any rights, remedies, or obligations of BuildGroup LLC arising under this Agreement or any Arm’s Length commercial agreement.

6.13 Escrow. Within 10 Business Days from the Closing, (a) Purchaser and the Seller Agent shall enter into an escrow agent agreement (the “Escrow Agreement”) with PNC Bank acting as an escrow agent (the “Escrow Agent”) and (b) Purchaser shall deposit, or cause to be deposited, into an account established pursuant to the Escrow Agreement (the “Escrow Account”), a number of shares of Purchaser Common Stock equal to the Escrow Amount. Any distribution of the shares of Purchaser Common Stock from the Escrow Account shall be made solely pursuant to joint written instructions of Purchaser and the Seller Agent to the Escrow Agent or based on a final, non-appealable award or order of a court of competent jurisdiction. Any expense related to the Escrow Agent and the Escrow Account shall be paid evenly by the Seller Agent (on behalf of the Sellers), on the one hand, and the Purchaser, on the other hand.

ARTICLE VII

[Reserved]

ARTICLE VIII

[Reserved]

ARTICLE IX

Escrow Fund and Indemnification

9.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below:

(a) “Company Fraud” means actual, knowing and intentional fraud under the laws of the State of Delaware by or on behalf of the Company with respect to the making of the representations and warranties in Article II that involves an actual knowing and intentional misrepresentation by or on behalf of the Company with respect to the representations in Article II made with knowledge of its falsity for the purpose of inducing another person to act, and upon which such person relies; provided that “Company Fraud” does not include constructive fraud or other claims based on constructive, imputed or implied knowledge, negligent misrepresentation, recklessness or similar theories.

(b) “Fundamental Indemnification Matters” means (i) each of the Indemnifiable Matters set forth in Section 9.2(a) (except for General Representation Matters) and (ii) each Personal Indemnification Matter (except for General Seller Representation Matters).

(c) “Fundamental Representations” means the representations and warranties made by the Sellers in Section 2.1(a), (b) and (c) (Organization, Standing, Power and Subsidiaries), Section 2.2 (Capital Structure), and Section 2.18 (Transaction Fees) of this Agreement.

(d) “Fundamental Seller Representations” means, with respect to a Seller, the representations and warranties made by such Seller in Section 3.1 (Ownership of Securities), Section 3.2 (Organization, Power, Capacity and Authority), Section 3.5 (Brokers), Section 3.8 (Acquisition for Own Account) and Section 3.13 (Accredited Investor Status) of this Agreement.

(e) “General Representations” means the representations and warranties set forth in Article II, except for the Fundamental Representations and the Tax Representations.

(f) “General Seller Representations” means the representations and warranties set forth in Article III, except for the Fundamental Seller Representations.

(g) “Escrow Pro Rata Share” means, with respect to a particular Seller at a particular time, such Seller’s Pro Rata Share, as equitably adjusted to account for any reductions of the Indemnity Escrow Fund pursuant to a Personal Indemnification Obligation related to such Seller.

(h) “Indemnified Person” mean each of Purchaser, the Company and their subsidiaries, officers, directors, agents and employees (collectively, the “Indemnified Persons”).

(i) “Personal Fraud” means, with respect to each Seller, any Fraud by such Seller or any Company Fraud of which such Seller had actual Knowledge as of the Closing.

(j) “Personal Indemnification Obligations” means, with respect to each Seller, such Seller’s obligation to indemnify the Indemnified Persons for Indemnifiable Damages arising out of, resulting from or in connection with any Personal Indemnification Matter.

(k) “Pro Rata Indemnification Share” means, with respect to each Seller, (i) with respect to any Equityholder Action Matter, the percentage set forth opposite such Seller’s name under the column titled “Pro Rata Indemnification Share” in the Spreadsheet and, for the avoidance of doubt, shall be equal to a fraction, (a) the numerator of which is the sum of (A) the aggregate number of shares of Company Capital Stock owned by such Seller immediately prior to the Closing, plus (B) the maximum aggregate number of shares of Company Common Stock issuable upon full exercise of all Company Options and warrants exercisable for the Equity Interest of the Company (whether vested or unvested) owned by such Seller immediately prior to the Closing, in each case of (A) and (B), on an as-converted to Company Common Stock basis, and (b) the denominator of which is the sum of (A) the aggregate number of shares of Company Capital Stock owned by the Sellers immediately prior to the Closing, plus (B) the maximum aggregate number of shares of Company Common Stock issuable upon full exercise of all Company Options and warrants with respect to the Company’s Equity Interests (whether vested or unvested) owned by the Sellers immediately prior to the Closing, in each case of (A) and (B), on an as- converted to Company Common Stock basis and (ii) with respect to any other Personal Indemnification Matter of such Seller, one-hundred percent (100%).

(l) “Tax Representations” means the representations and warranties made by the Sellers in Section 2.12 (Taxes).

9.2 Indemnification.

(a) Subject to the limitations set forth in this Article IX, from and after the Closing, the Sellers shall severally (in accordance with their respective Pro Rata Shares) but not jointly, indemnify, defend and hold harmless the Indemnified Persons from and against any and all losses, liabilities, claims, damages, fees, costs and expenses, including costs of investigation, costs of defense and settlement and reasonable fees and expenses of lawyers, experts and other professionals (collectively, “Indemnifiable Damages”), whether or not due to a third-party claim, to the extent actually suffered or incurred by such Indemnified Person and arising out of, resulting from or in connection with the following (each matter set forth in clauses (i)-(vii), an “Indemnifiable Matter”):

(i) any failure of any General Representation to be true and correct as of the Agreement Date or as of the Closing Date, except for any General Representation that speaks only as of a specific date or dates, in which case any failure of such General Representation to be true and correct as of such date or dates (each, a “General Representation Matter”);

(ii) any failure of any Fundamental Representation or Tax Representation to be true and correct as of the Agreement Date and as of the Closing Date, except for any Fundamental Representation or Tax Representations that speaks only as of a specific date or dates, in which case any failure of such Fundamental Representation or Tax Representation to be true and correct as of such date or dates (each, a “Fundamental Representation Matter”);

(iii) any claims by any Person that was a holder or alleged holder of any Equity Interests of the Company as of immediately prior to the Closing (in its capacity as such), arising out of, resulting from or in connection with the Transactions, or the allocations of the Aggregate Consideration (each, an “Equityholder Action”), in each case, against any Indemnified Person, other than any Equityholder Action by or on behalf of any Seller or their respective direct or indirect equityholders or Affiliates;

(iv) any Pre-Closing Taxes;

(v) any indemnification liabilities to the Company’s directors and officers as of immediately prior to the Closing (in their capacities as such) under the Company Indemnification Provisions related to the Transactions in excess of the Tail Insurance Coverage;

(vi) any Company Fraud; and

(vii) the matters set forth on Schedule 9.2 (the “Specified Matters”).

(b) Subject to the limitations set forth in this Article IX, from and after the Closing, each Seller shall, severally (in accordance with their respective Pro Rata Indemnification Shares) but not jointly, indemnify and hold harmless the Indemnified Persons from and against any and all Indemnifiable Damages, whether or not due to a third-party claim, to the extent actually suffered or incurred by such Indemnified Person and arising out of, resulting from or in connection with (i) any failure of any of such Seller’s General Seller Representations to be true and correct as of the Agreement Date, except for any such representation or warranty that speaks only as of a specific date or dates, in which case any failure of such representation or warranty to be true and correct as of such date or dates (each, a “General Seller Representation Matter”), (ii) any failure of any of such Seller’s Fundamental Seller Representations to be true and correct as of the Agreement Date, except for any such representation or warranty that speaks only as of a specific date or dates, in which case any failure of such representation or warranty to be true and correct as of such date or dates, (iii) any breach of any of the covenants or agreements made by such Seller in this Agreement, (iv) any Equityholder Action by or on behalf of such Seller or its direct or indirect equityholders or Affiliates (each, an “Equityholder Action Matter”) and (v) such Seller’s Personal Fraud (the matters set forth in clauses (i) through (v), collectively, the “Personal Indemnification Matters”).

(c) Notwithstanding anything to the contrary herein, nothing in this Agreement will limit the remedies of an Indemnified Person against any Seller, or the liability of such Seller to any Indemnified Person, arising out of, resulting from or in connection with (i) such Seller’s Personal Fraud or (ii) any breach of such Seller’s obligations of confidentiality under Section 6.1.

(d) Material Adverse Effect and materiality standards or qualifications in any representation and warranty shall not be taken into account in determining whether a breach of such representation and warranty (or failure of such representation or warranty to be true and correct) exists, or in determining the amount of any Indemnifiable Damages with respect to such breach or failure to be true and correct.

(e) Notwithstanding anything to the contrary herein, the obligations of the Sellers to indemnify the Indemnified Persons pursuant to this Article IX (the “Indemnification Obligations”) will be determined without regard to any right of indemnification, compensation, reimbursement, contribution or right of advancement from any Indemnified Person (whether based upon such Seller’s position as an officer, director, employee or agent of the Company or any Company Subsidiary, or otherwise), and no Seller will be entitled to any payment or set-off from any Indemnified Person or the Escrow Fund for amounts paid for indemnification under this Article IX, except as provided herein.

(f) Notwithstanding anything to the contrary herein, the rights and remedies of the Indemnified Persons under this Article IX shall not be limited by any investigation by or on behalf of, or disclosure to (other than in the Seller Disclosure Letter with respect to any representations and warranties in this Agreement, including a General Representation Matter, General Seller Representation Matter, Fundamental Representation Matter, Fundamental Seller Representation or Tax Representations, subject to the limitations on the effect of such disclosure set forth therein), any Indemnified Person at or prior to the Closing regarding any failure, breach or other event or circumstance.

9.3 Limitations to the Indemnification Obligations of the Sellers. Subject in each case to Section 9.2(c), the Indemnification Obligations will be subject to the following:

(a) Deductible. Except for claims pursuant to Section 9.2(a)(vi) in the event of Company Fraud, the Sellers shall have no liability for any General Representation Matter or General Seller Representation Matter unless and until the aggregate Indemnification Obligations for Indemnifiable Damages arising out of, resulting from or in connection with all General Representation Matters and General Seller Representation Matters exceed $510,000 in the aggregate (the “Deductible”). For clarity, if the aggregate Indemnification Obligations for Indemnifiable Damages arising out of, resulting from or in connection with all General Representation Matters and General Seller Representation Matters exceed the Deductible, then the Indemnification Obligations for such matters will only include such Indemnifiable Damages in excess of the Deductible.

(b) Caps. Except with respect to an Equityholder Action Matter, the Indemnification Obligations of each Seller will be capped at the aggregate amount of the Aggregate Consideration such Seller actually receives (on a gross basis and not net of Taxes, excluding the “Lender Shares” and including the “Transfer Shares,” if any, as each are defined under that certain Letter Agreement, dated as of the Agreement Date, between Affiliates of Monroe Capital, LLC, the Company, and BuildGroup LLC (the “Letter Agreement”)) pursuant to this Agreement; provided that, except for claims pursuant to Section 9.2(a)(vi) in the event of Company Fraud, the aggregate Indemnification Obligations of each Seller for Indemnifiable Damages arising out of, resulting from or in connection with all General Representation Matters and all of such Seller’s General Seller Representation Matters will be capped at, and no Seller will have any liability under Section 9.2(a)(i) or (b)(i) in excess of, such Seller’s Pro Rata Share of the Indemnity Escrow Amount. For the avoidance of doubt, Indemnification Obligations for the General Representation Matters and the General Seller Representation Matters (except for claims pursuant to Section 9.2(a)(vi) in the event of Company Fraud) shall be satisfied solely from the Indemnity Escrow Fund.

(c) Survival; Claims Periods. The Indemnification Obligations of the Sellers in respect of (i) General Representation Matters and General Seller Representation Matters will continue with respect to all Officer’s Certificates in respect thereof delivered to the Seller Agent on or prior to the end of the Indemnity Escrow Period, and (ii) Fundamental Indemnification Matters will continue with respect to all Officer’s Certificates in respect thereof delivered to the Seller Agent on or prior to the date that is the earlier of (A) six years following the Closing Date and (B) the expiration of the applicable statute of limitations (as applicable to such matter, the “Claims Period”). For clarity, the (A) General Representations and the General Seller Representations shall survive the Closing only until, and shall expire on, and no claim shall be made in respect thereof as of and following, the end of the Indemnity Escrow Period, and (B) the Fundamental Representations, Tax Representations, and the Fundamental Seller Representations shall survive the Closing only until, and shall expire on, and no claim shall be made in respect thereof as of and following, the earlier of (1) the six-year anniversary of the Closing Date and (2) the expiration of the applicable statute of limitations; provided that, if an Indemnified Person delivers an Officer’s Certificate to the Seller Agent prior to the end of the applicable Claims Period, then (x) the Indemnification Obligations of the Sellers with respect to the indemnification claims in such Officer’s Certificate will continue until the claims set forth in such Officer’s Certificate (as may be amended pursuant to Section 9.5(b)) are finally resolved in accordance with Section 9.5 and (y) the Indemnification Obligations of the Sellers with respect to such claims in such Officer’s Certificate will not be affected by the expiration of any representation, warranty or covenant.

(d) Mitigation. Purchaser acknowledges the common law duty to mitigate damages that exists under the laws of the State of Delaware, with which Purchaser will comply. The Indemnified Persons shall use commercially reasonable efforts to recover any Indemnifiable Damages from the insurance policies of the Company or any of the Company Subsidiaries.

(e) Satisfaction of Indemnification Claims.

(i) Notwithstanding anything herein to the contrary, but subject in all cases to all applicable limitations contained herein, after the Closing, (A) the sole and exclusive remedy of the Indemnified Persons with respect to the General Representation Matters and the General Seller Representation Matters (except in the event of Company Fraud) shall be against the Indemnity Escrow Fund and the R&W Policy as follows: (1) first, from the Indemnity Escrow Fund until, to the extent covered by the R&W Policy, the “Retention” as set forth in Item 6 of the R&W Policy (the “Retention”) is eroded in full, (2) second, to the extent such Indemnifiable Damages are covered as a “Loss” as set forth in Section 2.1 of the R&W Policy (an “Insured Loss”), from the R&W Policy and (3) third, to the extent such Indemnifiable Damages are not Insured Losses or such Indemnifiable Damages exceed the “Limit of Liability” under the R&W Policy (and only with respect to such excess amount), from the Indemnity Escrow Fund until the Indemnity Escrow Fund has been depleted or released, (B) with respect to any Indemnification Obligations for any Indemnifiable Damages arising out of, resulting from or in connection with the Specified Matters, the Indemnified Persons’ sole and exclusive source of recourse shall be to recover any such Indemnifiable Damages, subject to and in accordance with this Article IX, (1) first, from the Special Escrow Fund until the Special Escrow Fund has been depleted or released, (2) second, from the Indemnity Escrow Fund until the Indemnity Escrow Fund has been depleted or released, and (3) third, from the Sellers (on a several Pro Rata Share basis) in accordance with this Article IX, (C) with respect to any Indemnification Obligations for any Indemnifiable Damages arising out of, resulting from or in connection with Section 9.2(a)(iv) for the Tax Matter, the Indemnified Persons’ sole and exclusive source of recourse shall be to recover any such Indemnifiable Damages, subject to and in accordance with this Article IX, (1) first, from the Tax Escrow Fund until the Tax Escrow Fund has been depleted or released, (2) second, from the Indemnity Escrow Fund until the Indemnity Escrow Fund has been depleted or released, and (3) third, from the Sellers (on a several Pro Rata Share basis) in accordance with this Article IX, and (D) with respect to any Indemnification Obligations for any Indemnifiable Damages arising out of, resulting from or in connection with any other Indemnifiable Matters, the Indemnified Persons’ sole and exclusive source of recourse shall be to recover any such Indemnifiable Damages, subject to and in accordance with this Article IX, (1) first, from the Indemnity Escrow Fund until, to the extent covered by the R&W Policy, the Retention is eroded in full, (2) second, to the extent such Indemnifiable Damages are Insured Losses, from the R&W Policy and, (3) third, to the extent such Indemnifiable Damages are not Insured Losses or such Indemnifiable Damages exceed the “Limit of Liability” under the R&W Policy (and only with respect to such excess amount), from the Indemnity Escrow Fund until the Indemnity Escrow Fund has been depleted or released, and (4) fourth, from the Sellers (on a several Pro Rata Share basis) in accordance with this Article IX; provided that, to the extent the Indemnified Persons seek recovery from the Indemnity Escrow Fund solely in satisfaction of the Personal Indemnification Obligations of a Seller, then such recovery will be limited to the Escrow Pro Rata Share of such Seller at the time of such recovery. With respect to any Indemnification Obligations arising out of, resulting from or in connection with any Personal Indemnification Matters (other than the General Seller Representation Matters), Purchaser (on behalf of Indemnified Persons) (x) may elect to recover any such Indemnifiable Damages from the applicable Seller’s Escrow Pro Rata Share of the Indemnity Escrow Fund and (y) if such Indemnifiable Damages are Insured Losses, shall first seek recourse against R&W Policy, and to the extent such Indemnifiable Damages exceed the “Limit of Liability” (and only with respect to such excess amount), seek recourse against the applicable Seller. If any Indemnified Person knowingly fails to seek the consent of the “Insurer” (as defined in the R&W Policy) under the R&W Policy, which consent is required under the terms of the R&W Policy and such failure to so seek such consent directly results in a loss of coverage under the R&W Policy for any Indemnifiable Damage, then such Indemnified Person shall have no right to recover from the Sellers, and the Sellers shall have no Liability hereunder for, such Indemnifiable Damages; provided that if the “Insurer” (as defined in the R&W Policy) unreasonably withholds, conditions or delays consent, this limitation does not apply.

(ii) Subject to the caps set forth in Section 9.3(b) and the other applicable limitations in this Article IX, if the shares of Purchaser Common Stock then held in the Indemnity Escrow Fund, the Tax Escrow Fund or the Special Escrow Fund, as applicable, are insufficient to satisfy in whole the amount of Indemnifiable Damages that become payable by a Seller to the Indemnified Persons pursuant to this Article IX, then such Seller shall, as promptly as practicable (and in any event within 10 Business Days) following the date such amount becomes payable pursuant to this Article IX, pay to the Indemnified Person its Pro Rata Indemnification Share of such shortfall or, if such Seller has not made such payment within 10 Business Days following the date such amount becomes payable pursuant to this Article IX, Purchaser may, at its election, setoff and reduce the Earnout Consideration payable to such Seller in lieu of such payment by such Seller. For all purposes of this Article IX, each share of Purchaser Common Stock held in the Escrow Fund or payable as Earnout Consideration shall be valued at the Purchaser Stock Price.

(f) Insurance. Indemnifiable Damages shall be calculated net of (i) (A) actual recoveries under existing insurance policies and (B) actual recoveries under applicable third-party indemnification obligations (in each case, net of any reasonable and documented actual collection costs, deductibles and increases in insurance premiums incurred in obtaining such recoveries), and, if the Indemnified Persons or any of their respective Affiliates receives such recovery after receipt of payment from the Sellers, then the amount of such recovery (net of any reasonable and documented actual collection costs, deductibles and increases in insurance premiums incurred in obtaining such recoveries) shall be paid to the indemnifying Sellers; and (ii) any amount included in the final Upfront Consideration with respect to, or attributable to, any such Indemnifiable Damages.

(g) Earnout. Notwithstanding anything herein to the contrary, Purchaser may withhold from the Earnout Consideration, if such Earnout Consideration is earned pursuant to Section 1.7, an amount that is determined, in the reasonable judgment of Purchaser, to be necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Officer’s Certificate delivered to the Seller Agent on or prior to the date on which the Earnout Payment is required to be paid in accordance with Article I and within the time period required under Article IX, other than any such claim for a Personal Indemnification Matter (which may only be withheld from the portion of the Earnout Consideration otherwise payable to such Seller). Any portion of the Earnout Consideration withheld with respect to any such pending but unresolved claim for indemnification that is not awarded to Purchaser or any other Indemnified Persons upon the resolution of such claim in accordance with this Article IX shall be promptly distributed to the Sellers within 10 Business Days following resolution of such claim in accordance with the allocation of such Earnout Consideration in the Spreadsheet.

(h) Tax Indemnity Limitations. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Sellers be responsible for a claim for indemnification pursuant to Section 9.2(a)(ii) (in respect of Tax Representations) or Section 9.2(a)(iv) to the extent that such claim arises out of, or results from or in connection with: (i) any Tax imposed with respect to the Company or any Company Subsidiary to the extent that any such Tax was taken into account in the final calculation of Company Debt, Company Net Working Capital or Transaction Expenses, (ii) any Taxes imposed on the Company or any Company Subsidiary related to the portion of any prepaid income received prior to the Closing to the extent that the amount of such prepaid income was offset by liabilities reflected in the final calculation of Company Debt or Company Net Working Capital, (iii) any Taxes imposed on the Company or any Company Subsidiary which arise from any action taken by Purchaser or any of its Affiliates (including the Company or any Company Subsidiary) occurring on the Closing Date, but after the Closing, that is outside of the ordinary course of business (other than a transaction that is expressly contemplated under this Agreement).

(i) Damages. Notwithstanding anything to the contrary contained in this Agreement, the Sellers shall not have any Liability under any provision of this Agreement for, and Indemnifiable Damages shall not include, any punitive damages, except to the extent actually awarded and paid or payable by an Indemnified Person to a third party in respect of a third-party claim. The Sellers shall not have any Liability for the same Indemnifiable Damages more than once even if a claim for such Indemnifiable Damages could be brought under more than one indemnity provision hereunder.

9.4 Escrow Fund.

(a) At the Closing, Purchaser shall withhold the Adjustment Escrow Amount, the Indemnity Escrow Amount, the Tax Escrow Amount, and the Special Escrow Amount from the Upfront Stock Consideration issuable pursuant to Section 1.1(a) (the aggregate amount of shares of Purchaser Common Stock so held by Purchaser from time to time, the “Adjustment Escrow Fund,” the “Indemnity Escrow Fund,” the “Tax Escrow Fund,” and the “Special Escrow Fund” respectively, and together, the “Escrow Fund”) and deposit such shares of Purchaser Common Stock in the Escrow Account in accordance with Article I. The Adjustment Escrow Fund shall be available to compensate Purchaser (on behalf of itself or any other Indemnified Person) for any Upfront Consideration Shortfall determined pursuant to Section 1.6. The Indemnity Escrow Fund shall be available to compensate Purchaser (on behalf of itself or any other Indemnified Person) for any Upfront Consideration Shortfall determined pursuant to Section 1.6 and Indemnifiable Damages pursuant to this Article IX. The Tax Escrow Fund shall be available to compensate Purchaser (on behalf of itself or any other Indemnified Person) for any Indemnifiable Damages arising out of, resulting from or in connection with Section 9.2(a)(iv) for the Tax Matter. The Special Escrow Fund shall be available to compensate Purchaser (on behalf of itself or any other Indemnified Person) for any Indemnifiable Damages arising out of, resulting from or in connection with the Specified Matters.

(b) Distributions from the Escrow Account of the Indemnity Escrow Fund, the Tax Escrow Fund, and the Special Escrow Fund shall only be made pursuant to, (i) Section 9.4(c), (ii) Section 9.3(e)(i), (iii) a joint agreement executed by each of Purchaser and the Seller Agent or (iv) a final, non- appealable award or order of a court of competent jurisdiction in compliance with Section 10.11, and otherwise in accordance with the terms of the Escrow Agreement. All amounts released from the Indemnity Escrow Fund, the Tax Escrow Fund, and the Special Escrow Fund to the Sellers shall be made in accordance with such Seller’s Escrow Pro Rata Share at the time of such release.

(c) Promptly (and in any event within 10 Business Days) after the end of the Indemnity Escrow Period, Purchaser and the Seller Agent shall provide a joint written instruction to the Escrow Agent to distribute to each Seller such Seller’s Escrow Pro Rata Share of the Indemnity Escrow Fund, less that portion of the Indemnity Escrow Fund that is determined, in the reasonable judgment of Purchaser, to be necessary to satisfy all unsatisfied or unresolved claims for indemnification specified in any Officer’s Certificate delivered to the Seller Agent in good faith on or prior to the end of the Indemnity Escrow Period in accordance with this Article IX, which portion shall remain in the Indemnity Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied. At any time following the end of the Indemnity Escrow Period, the Tax Escrow Period or the Special Escrow Period, as applicable, to the extent the number of shares of Purchaser Common Stock held in the Indemnity Escrow Fund, Tax Escrow Fund or the Special Escrow Fund, as applicable, exceeds the number of shares that is determined, in the reasonable judgment of Purchaser and the Seller Agent, to be necessary to satisfy all unsatisfied or unresolved claims for indemnification specified in any Officer’s Certificate delivered to the Seller Agent on or prior to the end of the Indemnity Escrow Period, the Tax Escrow Period or the Special Escrow Period, as applicable, in accordance with this Section 9.4, based on the Purchaser Stock Price, Purchaser and the Seller Agent shall provide a joint written instruction to the Escrow Agent to promptly distribute the excess shares of Purchaser Common Stock to the Sellers in accordance with such Seller’s Escrow Pro Rata Share. Promptly (and in any event within 10 Business Days) after the end of the period of time beginning on the Closing Date and ending on the date that is 48 months following the Closing Date (or, as the case may be, such earlier date that (i) any Tax Matter has been finally resolved or the applicable statutes of limitation have expired and (ii) Indemnifiable Damages arising out of, resulting from or in connection with such Tax Matters have been recovered by the Indemnified Person(s)) (the “Tax Escrow Period”), Purchaser and the Seller Agent shall provide a joint written instruction to the Escrow Agent to distribute to each Seller such Seller’s Escrow Pro Rata Share of the Tax Escrow Fund, less that portion of the Tax Escrow Fund that is determined, in the reasonable judgment of Purchaser, to be necessary to satisfy all unsatisfied or unresolved claims for indemnification specified in any Officer’s Certificate delivered to the Seller Agent in good faith on or prior to the end of such period in accordance with this Article IX, which portion shall remain in the Tax Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied. Promptly (and in any event within 10 Business Days) after the end of the period of time beginning on the Closing Date and ending on the date that is 24 months following the Closing Date (or, if earlier, the date on which all Specified Matters have been finally resolved) (the “Special Escrow Period”), Purchaser and the Seller Agent shall provide a joint written instruction to the Escrow Agent to distribute to each Seller such Seller’s Escrow Pro Rata Share of the Special Escrow Fund, less that portion of the Special Escrow Fund that is determined, in the reasonable judgment of Purchaser, to be necessary to satisfy all unsatisfied or unresolved claims for indemnification specified in any Officer’s Certificate delivered to the Seller Agent in good faith on or prior to the end of such period in accordance with this Article IX, which portion shall remain in the Special Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied.

9.5 Claims.

(a) If Purchaser has determined that any matter has given or could give rise to a right of indemnification under this Article IX, then Purchaser shall promptly, and in any event no later than the last day of the applicable Claims Period, deliver to the Seller Agent a certificate signed by any officer of Purchaser (an “Officer’s Certificate”):

(i) (A) stating that an Indemnified Person has incurred, suffered, paid, reserved or accrued, or reasonably anticipates that it may incur, suffer, pay, reserve or accrue, Indemnifiable Damages and (B) containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises;

(ii) stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, suffered, paid, reserved or accrued, may be the maximum amount reasonably anticipated by Purchaser to be incurred, suffered, paid, reserved, accrued or demanded by a third party); and

(iii) specifying in reasonable detail (based upon the information then possessed by Purchaser) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

(b) The Officer’s Certificate (i) need only specify such information to the knowledge of Purchaser as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Officer’s Certificate and (iii) may be updated and amended from time to time by Purchaser by delivering an updated or amended Officer’s Certificate, so long as the delivery of such updated or amended Officer’s Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Officer’s Certificate; provided that all claims for Indemnifiable Damages properly set forth in the original Officer’s Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. No delay in providing such Officer’s Certificate (or any update or amendment thereto after conducting discovery regarding the underlying facts and circumstances set forth therein) (so long as it is provided within the applicable Claims Period) shall affect an Indemnified Person’s rights hereunder, unless and only to the extent the indemnifying Seller is materially prejudiced thereby. Following delivery of any Officer’s Certificate, Purchaser shall reasonably promptly provide the Seller Agent with such information, documents and materials with respect thereto as the Seller Agent may reasonably request and which are necessary in order to evaluate the claims made in the Officer’s Certificate.

(c) If the Seller Agent accepts, by written notice to Purchaser, or does not contest any claim or claims by Purchaser made in any Officer’s Certificate on or prior to the date that is 20 days after receipt of such Officer’s Certificate, then the total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Officer’s Certificate shall, subject to the limitations in this Article IX, be recoverable by, and Sellers shall pay to, Purchaser pursuant to Section 9.3(e) and Section 9.3(g).

(d) If the Seller Agent objects in writing to any claim or claims by Purchaser made in any Officer’s Certificate within the 20-day period referenced in Section 9.5(c), Purchaser and the Seller Agent shall attempt in good faith for 45 days after Purchaser’s receipt of such written objection to resolve such objection.

(e) If no such agreement can be reached during the 45-day period for good faith negotiation referenced in Section 9.5(d), but in any event upon the expiration of such 45-day period, either Purchaser (on behalf of itself or any other Indemnified Person) or the Seller Agent may submit such dispute for final adjudication to the applicable court sitting in the State of Delaware in accordance with Section 10.11.

(f) Any claim for indemnification in respect of Indemnifiable Damages suffered by any Indemnified Person hereunder may be made and enforced by Purchaser only, on behalf of such Indemnified Person.

9.6 Seller Agent.

(a) At the Closing, BuildGroup LLC shall be constituted and appointed as the Seller Agent. For purposes of this Agreement, the term “Seller Agent” means the agent for and on behalf of the Sellers to (i) give and receive notices and communications to or from Purchaser (on behalf of itself of any other Indemnified Person) relating to this Agreement, the Escrow Agreement or any of the Transactions and other matters contemplated by this Agreement (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by such Sellers individually), (ii) authorize deliveries by the Escrow Agent to Purchaser of shares of Purchaser Common Stock from the Escrow Fund in satisfaction of claims asserted by Purchaser (on behalf of itself or any other Indemnified Person, including by not objecting to such claims), (iii) object to and/or resolve such claims pursuant to Section 9.5, (iv) consent or agree to, negotiate, enter into, or, if applicable, prosecute or defend, settlements and compromises of, and comply with orders of courts with respect to, such claims, (v) provide any consents hereunder, including with respect to any proposed settlement of any claims or agree to any amendment to this Agreement or the Escrow Agreement and (vi) take all actions necessary or appropriate in the judgment of the Seller Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. The Person serving as the Seller Agent may be replaced from time to time by a Seller or its Affiliates with a majority in interest of the Escrow Fund upon not less than 10 days’ prior written notice to Purchaser. No bond shall be required of the Seller Agent, and the Seller Agent shall receive no compensation for its services.

(b) The Seller Agent shall not be liable to any Seller for any act done or omitted hereunder as the Seller Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Sellers shall severally indemnify the Seller Agent and hold the Seller Agent harmless against any loss, liability or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Seller Agent and arising out of or in connection with the acceptance or administration of its duties hereunder, including any out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Seller Agent.

(c) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Seller Agent that is within the scope of the Seller Agent’s authority under Section 9.6(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Sellers and shall be final, binding and conclusive upon each such Seller, and each Indemnified Person shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Seller.

9.7 Third-Party Claims. Except as set forth in Schedule 9.7, in the event Purchaser becomes aware of a third-party claim that Purchaser believes may result in a claim for indemnification pursuant to this Article IX by or on behalf of an Indemnified Person, Purchaser shall (i) promptly deliver to the Seller Agent an Officer’s Certificate with respect thereto and (ii) provide the Seller Agent the opportunity to participate in, at the Seller Agent’s sole cost and expense, any defense of such claim. Except as set forth in Schedule 9.7, Purchaser shall, however, have the right in its sole discretion to conduct the defense of, and to settle or resolve, any such claim, including paying and/or agreeing to pay, in settlement or resolution of such claim, any amounts to the third party making such claim (such amounts, collectively, a “Settlement Payment”). The costs and expenses incurred by Purchaser in connection with any investigation, defense, settlement or resolution of such claim and the enforcement and protection of its rights under this Agreement in respect thereof (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) (collectively, “Defense Costs,” which, for the avoidance of doubt, do not include a Settlement Payment itself), shall constitute Indemnifiable Damages for which the Indemnified Persons shall be indemnified to the extent an indemnification claim is made under this Article IX, whether or not it is ultimately determined that such third-party claim is itself indemnifiable under Section 9.2 (but only if the allegations or claims underlying such third-party claim, taken as alleged or claimed, would be reasonably likely to be indemnifiable under Section 9.2), but shall otherwise be subject to the indemnification limitations applicable to such third-party claim. The Seller Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such third-party claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person and subject to execution by the Seller Agent of Purchaser’s standard non-disclosure agreement to the extent that such materials contain confidential or proprietary information; provided that Purchaser shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable access or disclosure in such circumstances. In the event that Purchaser determines to settle or resolve any such third-party claim or make a Settlement Payment in connection therewith, Purchaser shall first consult with and seek the consent of the Seller Agent to such Settlement Payment. If the Seller Agent has consented in writing to such Settlement Payment, then, subject to the applicable limitations in this Article IX, the existence and amount of Indemnifiable Damages with respect to such Settlement Payment shall be determinative and binding upon the Sellers and neither the Seller Agent nor any Seller shall have any power or authority to object to recovery by or on behalf of any Indemnified Person (against the Indemnity Escrow Fund or otherwise) for any Indemnifiable Damages claimed with respect to such Settlement Payment in accordance with, and subject to the limitations in, this Article IX. If the Seller Agent has not consented in writing to such Settlement Payment, then such Settlement Payment shall not be determinative or binding upon the Sellers and the existence and amount of Indemnifiable Damages with respect to such Settlement Payment shall be determined in the manner applicable to indemnification claims made in accordance with, and subject to the limitations in, this Article IX.

9.8 Treatment of Indemnification Payments. The parties hereto agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article IX as an adjustment to the Aggregate Consideration for all Tax purposes to the maximum extent permitted by Applicable Law.

9.9 Exclusive Remedy. Each party hereto acknowledges and agrees that, except for equitable remedies for non-monetary damages as provided in Section 10.10, from and after the Closing, the indemnification provided in this Article IX shall constitute the sole and exclusive remedy of the Indemnified Persons for monetary damages or any other Indemnifiable Damages relating to or arising out of this Agreement, any certificates delivered hereunder or any of the Transactions, including with respect to any Indemnification Obligations, except in the case of any claims arising out of, resulting from or in connection with any Fraud (other than Company Fraud). For clarity, the survival periods and liability limits set forth in this Article IX shall control notwithstanding any statutory or common law provisions or principles to the contrary. Nothing in this Agreement, including the limitations set forth in Section 9.3, shall limit any Indemnified Person’s rights or obligations under any other agreement entered into in connection with this Agreement.

ARTICLE X

General Provisions

10.1 Survival of Representations, Warranties and Covenants. If the Stock Purchase is consummated, (a) the representations, warranties and covenants of the Sellers shall survive the Closing until, and shall expire on, and no claim shall be made in respect thereof as of and following, the expiration of Claims Period relating to such representation, warranty or covenant and (b) the representations, warranties and covenants of Purchaser contained in this Agreement and the other documents contemplated by this Agreement and the Transactions will expire and be of no further force or effect as of the Closing, except for covenants of Purchaser, which will survive until performed. For clarity, the General Representations and the General Seller Representations shall survive the Closing only until, and shall expire on, and no claim shall be made in respect thereof as of and following, the end of the Indemnity Escrow Period, and the Fundamental Representations, Tax Representations and the Fundamental Seller Representations shall survive the Closing only until, and shall expire on, and no claim shall be made in respect thereof as of and following, the earlier of (a) the six-year anniversary of the Closing Date and (b) the expiration of the applicable statute of limitations.

10.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via electronic mail to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i)	if to Purchaser, to:

SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

Attention: Nitesh Sharan, Chief Financial Officer

Chris Kelley, Head of Strategy and M&A

Email: nsharan@soundhound.com; ckelley@soundhound.com

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

Attention: Kris Withrow; Victoria Lupu

Telephone No.: (650) 938-5200

Email: kwithrow@fenwick.com; vlupu@fenwick.com

(ii)	if to the Sellers, to:

BuildGroup LLC

111 Sandra Muraida Way

Austin, TX 78703

Attention: Christina Fok

Email: christina@buildgroup.com

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

1460 El Camino Real, 2nd Floor

Menlo Park, CA 94025

Attention: Chris Forrester

Email: Chris.Forrester@aoshearman.com

(iii)	If to the Seller Agent, to:

BuildGroup LLC

111 Sandra Muraida Way

Austin, TX 78703

Attention: Christina Fok

Email: christina@buildgroup.com

with a copy (which shall not constitute notice) to:

Allen Overy Shearman Sterling US LLP

1460 El Camino Real, 2nd Floor

Menlo Park, CA 94025

Attention: Chris Forrester

Email: Chris.Forrester@aoshearman.com

Any notice given as specified in this Section 10.2 (i) if delivered personally or sent by electronic mail transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day (provided that the sender of such email does not receive a written notification of delivery failure) or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.

10.3 Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor Applicable Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to a series of clauses are inclusive of the endpoint clauses (e.g., “clause (x) through (y)” is inclusive of clauses (x) and (y)), (vi) references to any Person include the predecessors, successors and permitted assigns of that Person, (vii) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (viii) subject to clause (ix), the phrases “provide to,” “made available” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (ix) the phrases “provided to Purchaser” or “made available to Purchaser” and phrases of similar import means, with respect to any information, document or other material of the Company or its Affiliates, that such information, document or material was made available for review and properly indexed by the Company and its Representatives in the virtual data room established by the Company in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to Purchaser or its Representatives at least 48 hours prior to the execution of this Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Any action otherwise required to be taken on a day that is not a Business Day shall instead be required to be taken on the next succeeding Business Day, and if the last day of a time period is a non-Business Day, such period shall be deemed to end on the next succeeding Business Day. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the fifth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

10.4 Amendment. Subject to Applicable Law, Purchaser and the Sellers may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed by Purchaser and the Sellers. To the extent permitted by Applicable Law, Purchaser and the Seller Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Purchaser and the Seller Agent.

10.5 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Purchaser and the Seller Agent may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other owed to such party, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (c) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (a) prior to the Closing with respect to the Company and/or the Sellers, signed by the Sellers, (b) after the Closing with respect to the Sellers and/or the Seller Agent, signed by the Seller Agent and (c) with respect to Purchaser, signed by Purchaser. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

10.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

10.7 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Seller Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article IX is intended to benefit the Indemnified Persons and Section 6.12 is intended to benefit the Company Indemnified Parties).

10.8 Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Purchaser may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Purchaser without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Purchaser shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

10.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.10 Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

10.11 Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction. Any dispute, controversy or claim arising out of, or relating to or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be resolved by arbitration in accordance with the rules of the American Arbitration Association, which rules are incorporated herein by reference. The seat of the arbitration will be San Francisco, California. The number of arbitrators shall be three, with each of Purchaser and prior to the Closing, the Sellers, and following the Closing, the Seller Agent, each selecting one arbitrator, and such selected arbitrators selecting the third arbitrator. The language of the arbitration will be English.

10.12 Non-Recourse; Release. All Legal Proceedings, Liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement) and the Transactions, may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement in their capacities as parties to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any past, present or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney or other Representative or assignee of, and any financial advisor or lender or debt financing source to, any Contracting Party, or any past, present or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney or other Representative or assignee of, and any financial advisor or lender or debt financing source to, any of the foregoing (collectively, the “Nonparty Persons”), shall have any Liability (whether in contract or in tort, in law or in equity, or granted by statute) for any Legal Proceedings, Liabilities or causes of action arising under, out of, in connection with, or related in any manner to this Agreement or the transactions contemplated hereby or thereby or any document or instrument delivered in connection herewith or therewith or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach of this Agreement, any Ancillary Agreement, the transactions contemplated hereby and thereby or any document or instrument delivered in connection herewith or therewith, and, to the maximum extent permitted by Applicable Law, each Contracting Party hereby waives and releases all such Legal Proceedings, Liabilities and causes of action against any such Nonparty Persons. Without limiting the foregoing, to the maximum extent permitted by Applicable Law, each Contracting Party disclaims any reliance upon any Nonparty Persons with respect to the performance of this Agreement or any Ancillary Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement or any Ancillary Agreement; provided that, notwithstanding anything to the contrary herein, nothing in this Section 10.12 shall limit Purchaser’s recourse in the event of Fraud. The provisions of this Section 10.12 are for the benefit of and shall be enforceable by each Nonparty Person, which is an intended third-party beneficiary of this Section 10.12.

10.13 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

10.14 WAIVER OF JURY TRIAL. EACH OF PURCHASER AND THE SELLERS HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PURCHASER OR THE SELLERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.15 Privileged Matters; Conflicts Waiver.

(a) Purchaser, on behalf of itself and each of its Affiliates, hereby waives, and agrees not to allege, any claim that Allen Overy Shearman & Sterling US LLP (the “Firm”) has a conflict of interest or is otherwise prohibited from representing BuildGroup, LLC or any of their Representatives (the “Seller Group”) in any post-Closing matter or dispute with Purchaser or any of their Representatives related to or involving this Agreement (including the negotiation hereof) or the Transaction, even though the interests of the Seller Group in such matter or dispute may be directly adverse to the interests of Purchaser or any of its Representatives.

(b) Purchaser, on behalf of itself and each of its Affiliates, acknowledges and agrees that the Sellers’ attorney-client privilege, attorney work-product protection and expectation of client confidence involving the Transaction, and all information and documents covered by such privilege, protection or expectation, and all information and documents covered by such privilege, protection or expectation shall be retained and controlled by the applicable Seller, and may be waived only by the respective Seller. Purchaser and the Sellers acknowledge and agree that (i) the foregoing attorney-client privilege, work product protection and expectation of client confidence shall not be controlled, owned, used, waived or claimed by Purchaser or any of its Affiliates upon consummation of the Closing (except as provided in the following clause (ii)); and (ii) in the event of a dispute between Purchaser or any of its Affiliates, on the one hand, and a third party, on the other hand, or any other circumstance in which a third party requests or demands that Purchaser or any of its Affiliates produce privileged materials or attorney work-product of the Sellers or their Affiliates, Purchaser may assert (but not waive, without the written consent of the Seller Agent acting reasonably) such attorney-client privilege on behalf of the Seller Group to prevent disclosure of privileged communications or attorney work-product to such third party.

(c) This Section 10.15 is for the benefit of each Seller, and each Seller is an express third-party beneficiary of this Section 10.15. Section 10.15(a) is for the benefit of the Firm, and the Firm is an express third-party beneficiary of this Section 10.15. This Section 10.15 shall be irrevocable, and no term of this Section 10.15 may be amended, waived or modified, except in accordance with this Article X, as the case may be, and with the prior written consent of the Firm to the extent modifying Section 10.15(a). This Section 10.15 shall survive the Closing and shall remain in effect indefinitely.

[Signature Page Next]

IN WITNESS WHEREOF, Purchaser, the Sellers and the Seller Agent have executed and delivered this Stock Purchase Agreement or caused this Stock Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

SOUNDHOUND AI, INC.

By:	/s/ Keyvan Mohajer
Name:	Keyvan Mohajer
Title:	Chief Executive Officer

FIREHORSE MERGER SUB, LLC

By:	/s/ Keyvan Mohajer
Name:	Keyvan Mohajer
Title:	Manager

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, Purchaser, the Sellers and the Seller Agent have executed and delivered this Stock Purchase Agreement or caused this Stock Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

Buildgroup llc

By:	/s/ Lanham Napier
Name:	Lanham Napier
Title:	Chairman

Ipsoft Global Holdings, Inc.

By:	/s/ Chetan Dube
Name:	Chetan Dube
Title:	CEO

[Signature Page to Stock Purchase Agreement]

EXHIBIT A

Definitions

As used herein, the following terms shall have the meanings indicated below:

“Adjustment Amount” means (i) the Closing Net Working Capital Shortfall, if any, plus (ii) the Closing Net Working Capital Surplus, if any, plus (iii) the Company Cash, minus (iv) any Transaction Expenses, minus (v) any Company Debt.

“Accounting Principles” means GAAP applied on a basis consistent as applied by the Company in the Financial Statements, and to the extent not consistent therewith, the methodologies and assumptions identified in Exhibit B, if any.

“Adjustment Escrow Amount” means 373,831 shares of Purchaser Common Stock.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Aggregate Consideration” means an amount equal to (i) the Upfront Consideration, plus (ii) if and only to the extent earned, the Earnout Consideration.

“Ancillary Agreement” means, each agreement other than this Agreement referred to in this Agreement or to be executed in connection with the Transactions.

“AI Commitments” means the Company’s and each Company Subsidiary’s obligations under (i) applicable Contracts relating to AI Technology to which the Company or any Company Subsidiary is a party, (ii) Applicable Law relating to AI Technology and (iii) then-current representations made by the Company or any Company Subsidiary published in the written documentation for the Company Products delivered with the Company Products or published on the Company Websites.

“AI Data” means any data Processed by or for the Company or any Company Subsidiary in connection with the development, training, operation, improvement, marketing, provision, deployment, or use of Company AI Products, including all Training Datasets.

“AI Technology” means deep learning, machine learning or other artificial intelligence technologies that use software algorithms, neural networks, or models to analyze input data, learn from that data, and then automatically (i) makes decisions or predictions based on that learning and/or (ii) generate content or output.

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti- corruption (governmental or commercial), including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 or any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement, in each case, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by any Governmental Entity that are applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

“Business” means the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted by the Company and the Company Subsidiaries.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act.

“Certificate of Incorporation” has the meaning set forth in Section 1.1(a).

“Change in Control Payment” means any severance, transaction, retention, bonus, commission, management incentive plan, change in control or other similar bonuses, compensatory amounts or payments, and other employee-related change of control payments payable by the Company or any Company Subsidiary that remain unpaid as of or after the Closing Date (including the employer portion of any employment-related Taxes arising in connection with any of the foregoing) arising solely or partially out of, or in connection with, the consummation of the Stock Purchase or upon a termination of employment (i.e., “double trigger”) in connection with the Stock Purchase, including pursuant to this Agreement or the Transactions (alone or in combination with any other event); provided that any payments pursuant to the Employee Retention Pool shall not constitute Change in Control Payments.

“Change of Control” means (i) any Person or Group becomes the beneficial owner, directly or indirectly, of a majority of the voting power of Purchaser or (ii) a merger, consolidation, or other form of business combination of Purchaser with another Person that results in the holders of voting securities of such Person immediately prior to such business combination holding, directly or indirectly, in the aggregate, voting securities carrying a majority of the voting power of the surviving entity resulting from the business combination (or the ultimate parent of such surviving entity).

“Closing Net Working Capital Shortfall” means the amount, if any, by which the Company Net Working Capital as of the Closing, as set forth in the Seller Closing Financial Certificate, is less than the Closing Net Working Capital Target; provided that if the Closing Net Working Capital Shortfall as determined by the foregoing is less than the Net Working Capital Collar, the Closing Net Working Capital Shortfall shall equal $0.

“Closing Net Working Capital Surplus” means the amount, if any, by which the Company Net Working Capital as of the Closing, as set forth in the Seller Closing Financial Certificate, is greater than the Closing Net Working Capital Target; provided that if the Closing Net Working Capital Surplus as determined by the foregoing is less than the Net Working Capital Collar, the Closing Net Working Capital Surplus shall equal $0.

“Closing Net Working Capital Target” means negative $5,100,000.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company” means Amelia Holdings, Inc., a Delaware corporation.

“Company AI Products” means all Company Products that constitute, employ, deploy or incorporate AI Technology.

“Company Capital Stock” means the capital stock of the Company, including the Company Common Stock and the Company Preferred Stock.

“Company Cash” means the aggregate amount of cash and cash equivalents of the Company and each Company Subsidiary, on a consolidated basis, as of the Closing; provided that Company Cash shall exclude restricted cash and be calculated net of issued but uncleared checks and drafts and cash overdrafts, and shall include any inbound wires in transit and checks and drafts deposited for the account of the Company and each Company Subsidiary. For purposes of this definition “restricted cash” means any cash or cash equivalents of the Company that is not freely usable by the Company or the Company Subsidiaries immediately following the Closing because it is subject to restrictions or limitations on use or distribution by Applicable Law, Contract or otherwise, including (i) restrictions on withdrawals, dividends or repatriations, (ii) cash that has been historically classified as restricted cash by the Company and the Company Subsidiaries in accordance with GAAP, (iii) cash that is necessary to meet any minimum cash, deposit or equity balances pursuant to any Applicable Law, (iv) cash represented by real estate lease deposits, and (v) cash that is held in third-party escrow accounts.

“Company Class A Common Stock” means the Class A Common Stock, par value $0.001, of the Company.

“Company Class B Common Stock” means the Class B Common Stock, par value $0.001, of the Company.

“Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock.

“Company Debt” means, without duplication, as of the Closing: (i) all obligations (including the principal amount thereof and the amount of accrued and unpaid interest thereon) of the Company and each Company Subsidiary, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases, pursuant to credit cards or otherwise, (ii) all deferred indebtedness of the Company and each Company Subsidiary for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business), (iii) all obligations of the Company and each Company Subsidiary to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP, (iv) all outstanding reimbursement obligations of the Company and each Company Subsidiary with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company or any Company Subsidiary, to the extent drawn (v) all obligations of the Company and each Company Subsidiary under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (vi) all obligations of the type described in clauses (i) – (v) above secured by any Encumbrance (other than any Surviving Encumbrances) existing on property owned by the Company and each Company Subsidiary, whether or not indebtedness secured thereby will have been assumed, (vii) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Transactions or in connection with any lender consent, (viii) all off-balance sheet liabilities, (ix) all underfunded liabilities, assuming contingencies are satisfied, under any Company Employee Plans, including defined benefit plans, or due to the application of any terms contemplated or agreed upon with any labor organization or similar arrangement, including the employer portion of any related payroll Taxes with respect thereto, (x) all Specified Employee Liabilities, (xi) any outstanding amount or obligations owing in connection with the Las Vegas Sands Settlement Agreement, (xii) all guaranties of the Company and each Company Subsidiary in respect of any of the obligations and other matters of the kind described in any of the clauses (i) through (xi) appertaining to third parties, (xiii) all long-term deferred revenue of the Company and the Company Subsidiaries, and all short-term deferred revenue of the Company and the Company Subsidiaries related to the “Digital First” segment of the Business, (xiv) the Pre-Closing Income Tax Amount, (xv) $960,933 in respect of the Tax Matter, and (xvi) Taxes and any gross-up amounts (including Taxes thereon) with respect to forgiveness of the loan referenced in Section 2.13(a)(ii) of the Seller Disclosure Letter. Notwithstanding anything to the contrary, with respect to the Monroe Debt, Company Debt shall include the principal amount thereof, all accrued interest or PIK interest, any prepayment penalties, exit fees or termination fees (whether payable in connection with the Closing or that would become payable under a repayment or prepayment) that are not waived by Monroe Capital, LLC, and any other amounts owed as of the Closing, but only to the extent that the aggregate amount thereof exceeds $100,000,000; provided that such exit fees shall be deemed to be $0 after giving effect to the Letter Agreement.

“Company Employee” means any current or former employee of the Company or any Company Subsidiary.

“Company Net Working Capital” means (i) the Company’s consolidated total current assets as of the Closing (consisting only of the asset account line items specified as “Current Assets” on the sample calculation set forth on Exhibit B) less (ii) the Company’s consolidated total current liabilities as of the Closing (consisting only of the liability account line items specified as “Current Liabilities” on the sample calculation set forth on Exhibit B), in each case calculated in accordance with the sample calculation set forth on Exhibit B attached hereto and the Accounting Principles. For purposes of calculating Company Net Working Capital, (A) the Company’s current assets will exclude Company Cash and restricted cash and tax assets, (B) the Company’s total current liabilities will include (without duplication) accounts payable, accrued liabilities, deferred rent and other deferred expenses, but shall exclude all Company Debt, Transaction Expenses and short-term deferred revenue, (C) no deferred Tax liability or reserve for any Tax (including any reserve established for any uncertain Tax position) shall be treated as a current liability, (D) no income Tax liability shall be treated as a current liability and (E) no Transfer Taxes described in Section1.8 shall be included in such calculation.

“Company Option Plan” means the Company’s 2024 Equity Incentive Plan.

“Company Optionholders” means (i) with respect to any time before the Closing, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Closing, collectively, the holders of record of Company Options outstanding as of immediately prior to the Closing.

“Company Options” means options to purchase Company Capital Stock.

“Company Preferred Stock” means the Company Series A-1 Stock, the Company Series A-2 Stock, the Company Series A-3 Stock and the Company Series A-4 Stock.

“Company Securityholders” means, collectively, the Sellers and the Company Optionholders.

“Company Series A-1 Stock” means the Series A-1 Preferred Stock, par value $0.001 per share, of the Company.

“Company Series A-2 Stock” means the Series A-2 Preferred Stock, par value $0.001 per share, of the Company.

“Company Series A-3 Stock” means the Series A-3 Preferred Stock, par value $0.001 per share, of the Company.

“Company Series A-4 Stock” means the Series A-4 Preferred Stock, par value $0.001 per share, of the Company.

“Company Stockholders” means the holders of shares of outstanding Company Capital Stock.

“Company Subsidiary” or “Company Subsidiaries” means each subsidiary of the Company.

“Continuing Employees” means the employees of the Company or any Company Subsidiary who remain employees of Purchaser or one of its subsidiaries as of immediately after the Closing.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking (including legally binding leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders), including all legally binding amendments, supplements, exhibits and schedules thereto.

“Contractor” means any person or entity who/which provides services, whether directly or indirectly through others, to the Company as an independent contractor and not an employee, including as consultant, advisor, board member or freelancer.

“COVID-19” means the novel coronavirus 2019 referred to as COVID-19.

“Earnout Consideration” means the aggregate amount of the Earnout Payments.

“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from such asset, (iii) the use of such asset and (iv) the possession, exercise or transfer of any other attribute of ownership of such asset).

“Enforceability Exception” means any (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“Equity Interests” means, with respect to any Person, any capital stock or share capital of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Export Controls” means the laws, regulations, directives, and rulings issued by the U.S. Department of Commerce pursuant to the Export Control Reform Act of 2018 and the Export Administration Regulations, by other U.S. government agencies, and by the governmental authorities of other applicable jurisdictions, governing the exportation, re-exportation, transfer, and deemed export of goods, software, and technology.

“Fraud” means actual, knowing and intentional fraud under the laws of the State of Delaware with respect to the making of the representations set forth in Article II, Article III or Article IV that involves an actual knowing and intentional misrepresentation (by a Seller, with respect to the Sellers’ representations in Article II or such Seller’s representations in Article III, and by the Purchaser, with respect to Article IV) made with knowledge of its falsity for the purpose of inducing another person to act, and upon which such person relies; provided that “Fraud” does not include constructive fraud or other claims based on constructive, imputed or implied knowledge, negligent misrepresentation, recklessness or similar theories.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of FASB that are applicable to the circumstances as of the date of the relevant determination under this Agreement.

“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means any supranational, national, state, municipal, local, tribal or foreign government, any court, tribunal, arbitrator, administrative agency, commission, regulatory authority or other governmental authority or instrumentality, in each case whether domestic or foreign, any stock exchange, or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Taxing or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity, the OCS and any court or other tribunal).

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Escrow Amount” means an amount equal to the sum of (i) the Adjustment Escrow Amount plus (ii) the Indemnity Escrow Amount plus (iii) the Tax Escrow Amount plus (iv) the Special Escrow Amount.

“Indemnity Escrow Amount” means 373,831 shares of Purchaser Common Stock.

“Indemnity Escrow Period” means the period of time beginning on the Closing Date and ending on the date that is 18 months following the Closing Date.

“IRS” means the United States Internal Revenue Service.

“IRVA” has the meaning set forth in Section 1.1(a).

“Knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter, after reasonable inquiry, of (i) an individual, if used in reference to an individual or (ii) with respect to the Sellers, the individuals set forth on Section A of the Seller Disclosure Letter.

“Las Vegas Sands Settlement Agreement” means the Settlement Agreement and Release by and between Las Vegas Sands Corp. and the Company, dated as of June 12, 2024.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation by or before any Governmental Entity, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.

“Lookback Date” means August 6, 2019.

“Material Adverse Effect” means, with respect to the Company, any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, or would reasonably be likely to have, a material adverse effect on the near-term or longer- term condition (financial or otherwise), assets (including intangible assets), liabilities, business, operations or results of operations of such Person and its subsidiaries (taken as a whole), except to the extent that any such Effect results from (a) changes in general economic or political conditions, (b) changes affecting the industry generally in which such Person operates, (c) changes in the financial, credit, securities, commodities or derivatives markets in the United States or in any other country or region in the world in which the Company or any Company Subsidiary operates, (d) changes in Applicable Law, (e) the announcement or the execution of, or the consummation of the Transactions, (f) natural disasters and/or acts of terrorism, (g) acts of hostility, sabotage, cyberattack, terrorism, war (whether or not declared), civil disobedience, including any escalation or worsening thereof (whether perpetrated or encouraged by a state or non-state actor or actors); (h) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, weather related conditions, explosions or fires, or any epidemic, pandemic (including COVID-19), outbreak of illness or other public health event, including any Applicable Laws, directives, guidelines or recommendations promulgated by any industry group or any Governmental Entity in response thereto, or any other force majeure event, or any national or international calamity or crisis; (i) changes or modifications in GAAP; or (j) the failure by the Company to meet any internal or other estimates, expectations, forecasts, plans, projections or budgets for any period (but not, in each case, the underlying cause of such failure, unless otherwise excluded under this definition); provided, in each case of clauses (a) – (d) and (f) – (h), that such changes do not affect such Person disproportionately as compared to such Person’s competitors, in which case only the incremental material disproportionate impact or impacts may be taken into account, and then only then to the extent otherwise permitted by this definition.

“Misconduct Claim” includes, without limitation any actions, allegations, claims, disputes, or suits relating to: (i) harassment, whether or not meeting the legal definition of actionable harassment, discrimination, or retaliation; (ii) endangerment with respect to the business or workplace of the Company or any Company service providers, (iii) if made to a subordinate service provider of the Company or any Company Subsidiary: (A) sexual advances, (B) lewd or sexually explicit comments, or (C) the sending of sexually explicit images or messages (excluding sexually explicit images or messages that are part of programing of legitimate works for the Company); (iv) if made to a Person who has not invited such conduct and, at the time, would reasonably regard the maker of the advances or comments as having the power to influence or impair the recipient’s career advancement or the success of the recipient’s business projects: (A) sexual advances or (B) sexually explicit comments; or (v) retaliatory act for refusing or opposing any of the above.

“Monroe Debt” means the Company’s indebtedness with Monroe Capital Management Advisors, LLC or its Affiliates.

“Net Working Capital Collar” means $250,000.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order of any Governmental Entity.

“Permitted Encumbrances” means: (i) statutory liens for current Taxes that are not yet due and payable or liens for Taxes being contested in good faith by appropriate proceedings for which adequate reserves have been established, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods, (vi) non-exclusive licenses to or grant of rights to use Intellectual Property Rights or Company Products by the Company or any Company Subsidiary in the ordinary course of business and consistent with past practice, and (vii) Surviving Encumbrances.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“PPP” means the Paycheck Protection Program administered by the SBA.

“Pre-Closing Income Tax Amount” means the aggregate amount of all unpaid current income Tax liabilities imposed on, or required to be paid by, the Company or any Company Subsidiary to the extent arising in a taxable period (or portion thereof) ending on or prior to the Closing Date (a “Pre- Closing Tax Period”) (determined, in the case of a Straddle Period, in the manner set forth in Section 6.6(e)); provided that such amount shall (i) not be an amount less than zero (0) in any jurisdiction, (ii) take into account any estimated tax payments, overpayments from a prior Tax period applied as a credit against Taxes payable for the period at issue (excluding for clarity, any Tax refund claims) or other prepayment of income Tax, in each case, solely to the extent that such estimated tax payment, overpayment or other prepayment of income Tax is available under Applicable Law to reduce, but not below zero (0), a particular income Tax liability in the same jurisdiction as such payment, (iii) take into account any income Tax deductions (or credits) arising as a result of the payment of any Company Debt on the Closing Date or in connection with the payment of any amounts included in the calculation of Transaction Expenses, in each case, to the extent deductible under Applicable Law by the Company or any Company Subsidiary in a Pre- Closing Tax Period at a “more-likely-than-not” or greater level of comfort and solely to the extent such deductions are available under Applicable Law to reduce, but not below zero (0), a particular income Tax liability in the same jurisdiction as such deductions under Applicable Law, (iv) take into account any net operating losses, loss carryforwards, or credit carryforwards arising in a Pre-Closing Tax Period, but only to the extent such tax attributes are available under Applicable Law to reduce, but not below zero (0), a particular income Tax liability in the same jurisdiction to which such tax attributes are relevant, (v) not take into account any deferred Tax liabilities established for accounting purposes or any liabilities for accruals or reserves established for accounting purposes with respect to contingent income Taxes or with respect to uncertain income Tax positions, (vi) not take into account any Taxes attributable to a transaction occurring outside of the ordinary course of business on the Closing Date, but after the Closing (other than a transaction that is expressly contemplated under this Agreement), and (vii) be determined in accordance with the past practice of the Company and the Company Subsidiaries, except as otherwise required by this Agreement or under Applicable Law at a “more-likely-than-not” or greater level of comfort.

“Pre-Closing Taxes” means, without duplication, any (i) Taxes of the Company or any Company Subsidiary for any Pre-Closing Tax Period (determined, in the case of a Straddle Period, in the manner set forth in Section 6.6(e)) (including, for the avoidance of doubt, amounts erroneously collected by the Company or a Company Subsidiary from customer(s) in the Relevant States for the Pre-Closing Tax Period that are required to be refunded to such customer(s)), (ii) any Tax liability of the Company Securityholders, the Company or any Company Subsidiary in connection with any payment made or deemed made by the Company in connection with the Transactions contemplated by this Agreement and any Tax liability imposed on the Purchaser, the Company or any Company Subsidiary resulting from withholding, capital gains or other similar Taxes imposed as a result of the Stock Purchase or other Transactions contemplated by this Agreement, in each case, to the extent not otherwise reduced by the amount required to be withheld under Applicable Law, (iii) Taxes for which the Company or any Company Subsidiary (or any predecessor of the foregoing) is held liable under Treasury Regulations Section 1.1502- 6 (or any similar provision of state, local or foreign law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group at any time on or before the Closing Date (excluding, for the avoidance of doubt, any such group that includes the Purchaser); (iv) Taxes of any other Person (other than the Purchaser or any of its Affiliates (including the Company and the Company Subsidiaries)) for which the Company or any Company Subsidiary is liable if the agreement, event or occurrence giving rise to such Liability (other than a customary commercial Contract the principal subject matter of which is not Taxes) occurred on or before the Closing Date, and (v) any Taxes imposed on Purchaser or its Affiliates as a result of the disallowance or recovery of a Tax refund previously paid to the Sellers under Section 6.6(f).

“Pro Rata Share” means, with respect to each Seller, a fraction to be determined at the Closing (and assuming release of 100% of the Escrow Amount to the Sellers), (i) the numerator of which is the sum of (A) the aggregate amount of cash plus (B) the product of (x) the Purchaser Stock Price multiplied by (y) the aggregate number of shares of Purchaser Common Stock that such Seller is entitled to be paid and issued, respectively, pursuant to Section 1.1 and (ii) the denominator of which is the sum of (A) Upfront Cash Consideration plus (B) the product of (x) the Purchaser Stock Price multiplied by (y) the aggregate number of shares of Purchaser Common Stock that all Sellers are entitled to be paid and issued, respectively, pursuant to Section 1.1. The parties hereby agree that the Pro Rata Share of BuildGroup LLC is 100%.

“Purchaser Common Stock” means the Class A Common Stock, par value $0.0001 per share, of Purchaser.

“Purchaser Stock Price” means $5.35.

“Relevant States” means the states set forth on Item 2 of Schedule A.

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (presently including Cuba, Iran, North Korea, Lebanon, Syria and the Crimea, Luhansk, Donetsk, Zaporizhzhia, and Kherson regions of Ukraine, Belarus, and Russia).

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws, including: (a) any Person listed on any U.S. or other applicable sanctions- or export-related restricted or prohibited party list, including but not limited to OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s Sectoral Sanctions Identification List, the Entity, Denied Persons, Military End User and Unverified Lists maintained by the U.S. Department of Commerce, the UN Security Council Consolidated List, and the EU Consolidated List, and the UK Office of Financial Sanctions Implementation’s (“OFSI’s”) Consolidated Financial Sanctions List; (b) any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) any national of a Sanctioned Country.

“Sanctions Laws” means all U.S. and non-U.S. Applicable Laws relating to economic or trade sanctions, including the Applicable Laws administered or enforced by the United States (including by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State), the United Nations Security Council, and the European Union, and the United Kingdom (UK).

“SBA” means the Small Business Administration.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Closing Financial Certificate” means a certificate, in form and substance reasonably satisfactory to Purchaser, executed by the Chief Financial Officer of the Company dated as of the Closing Date, certifying, as of the Closing, the amount of (i) Company Net Working Capital (including (a) the Company’s Balance Sheet as of the Closing prepared in accordance with GAAP and (b) an itemized list of each element of the Company’s current assets current liabilities included in the Company Net Working Capital), (ii) Company Cash (including an itemized list of each component of Company Cash with a description of the nature of such Company Cash), (iii) Company Debt, including an itemized list of each item of Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed and (iv) any Transaction Expenses that are incurred but unpaid as of the Closing, including an itemized list of each such Transaction Expenses and the Person to whom such Transaction Expenses are owed.

“Special Escrow Amount” means 560,747 shares of Purchaser Common Stock.

“Specified Employee Liabilities” means, without double counting within this paragraph or as to amounts already treated as Transaction Expenses, (i) any liabilities under any retirement or defined benefit plans, contingent or otherwise, (ii) (A) the maximum amount arising from any performance-based compensation arrangement (including under any commission plans or policies) which is unpaid and in effect as of Closing and for which amounts may become due or owing following the Closing in respect of performance or achievements occurring on or prior to Closing, including any and all reasonably estimated unpaid target bonus amounts in respect of service provided to the Company or their respective Affiliates prior to the Closing and (B) any costs to terminate such performance-based compensation arrangements as of the Closing, (iii) the maximum amount of any all bonuses, commissions, or severance obligations owed or owable by the Company or any Company Subsidiary to the Company’s or any Company Subsidiary’s respective directors, employees and/or consultants that are unpaid as of the Closing, including any payments of severance amounts owed pursuant to existing Contracts or broad-based severance plans in connection with all service through the Closing Date, and any payments subject to contingencies and (iv) all employer payroll tax obligations arising from any of the foregoing.

“Specified Indemnity Matters” means the matters described in Items 2 and 3 of Schedule 9.2.

“Specified Tax Matter” means the matters described in Item 1 of Schedule 9.2.

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“Subsidiary” or “subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other Person of which such Person, either alone or together with one or more subsidiaries or by one or more other subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such other Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such other Person’s board of directors or other governing body.

“Surviving Encumbrances” means (i) restrictions on the transfer of securities arising out of or under any applicable federal, state or local securities Laws and (ii) any Encumbrance arising from or related to the Credit Agreement dated December 21, 2022 (as amended by the First Amendment to Credit Agreement dated November 30, 2023, and the Second Amendment to Credit Agreement dated the Agreement Date) between the Company, Amelia Holdings II, LLC, Monroe Capital Management Advisors, LLC, and the other parties thereto.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, capital gains, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, escheat, social security (or equivalent), health tax, national insurance, employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity having or purporting to have responsibility for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”) (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period (provided that, in the case of the Company or any Company Subsidiary, any Liability for the payment of any amounts of the type described in this clause (ii) shall only take into account any such affiliated, consolidated, combined, unitary or aggregate group of which the Company or any Company Subsidiary was a member on or before the Closing Date and shall exclude any such group that includes the Purchaser) and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person (other than, in the case of the Company or any Company Subsidiary, the Purchaser or any of its Affiliates) or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person (other than, in the case of the Company or any Company Subsidiary, the Purchaser or any of its Affiliates).

“Tax Escrow Amount” means 841,121 shares of Purchaser Common Stock.

“Tax Matter” means the matter set forth on Item 1 of Schedule A.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports), including any amendment thereof, filed or required to be filed with respect to Taxes.

“Training Dataset” means training data, validation data, test data, scraped or harvested datasets, or databases, in each case, used to train, finetune, enhance, or improve AI Technology that the Company or any Subsidiary uses in the development, training, operation or improvement of any Company Product.

“Transaction Documents” means, collectively, this Agreement, the Escrow Agreement and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions.

“Transaction Expenses” means, without duplication and only to the extent unpaid as of the Closing, (i) all unpaid fees and expenses incurred at or prior to the Closing by the Company and the Company Subsidiaries, and the Sellers in connection with the Stock Purchase, this Agreement and the Transactions (including fees and expenses of Monroe Capital in connection with the Monroe Debt and fees and expenses relating to Item 2 of Specified Matters) that, in each case, are payable by the Company or any Company Subsidiary, whether or not billed or accrued at or after the Closing (including any costs and fees incurred in connection with obtaining any required third-party consents and fees and expenses of legal counsel, accountants, the Seller Agent and the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, accountants, and other advisors of the Company or any Company Subsidiary notwithstanding any contingencies for earnouts, escrows, or other matters, and any such fees and expenses incurred by employees of the Company or any Company Subsidiary and/or Company Securityholders that are paid or to be paid by the Company), (ii) the cost of the Tail Insurance Coverage, (iii) any Change in Control Payments and the employer portion of any employment-related Taxes arising in connection with (x) any such Change in Control Payments or (y) other payments that, in either case, are or may become payable in connection with the consummation of the Stock Purchase or upon termination of employment in connection with the Stock Purchase (along or in combination with any other event, except if such termination was requested by the Purchaser) and in each of clauses (i) through (iii), including any applicable value added tax, (iv) an amount of preparation costs related to the Tax Returns for Pre-Closing Taxes as set forth in the Spreadsheet, (v) any costs related to obtaining the R&W Policy, including the total premium, underwriting costs, brokerage commissions, and other fees and expenses related to the R&W Policy up to a cap of $1,200,000, and (vi) the payment referenced in the Settlement Agreement as being payable at or promptly after the Closing.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Unvested Company Shares” means shares of Company Capital Stock that are not vested under the terms of any Contract with the Company or are subject to forfeiture or a right of repurchase by the Company (including pursuant to any stock option agreement, stock option exercise agreement, restricted stock purchase agreement or otherwise).

“Upfront Cash Consideration” means an amount equal to the greater of (x) $0 and (y)(i) $10,000,000 plus (ii) the Adjustment Amount.

“Upfront Consideration” means the Upfront Cash Consideration and the Upfront Stock Consideration.

“Upfront Stock Consideration” means a number of shares of Purchaser Common Stock equal to the quotient obtained by dividing (i) the Upfront Stock Consideration Value by (ii) the Purchaser Stock Price.

“Upfront Stock Consideration Value” means an amount equal to (i) $70,000,000 minus (ii) the amount, if any, by which the Adjustment Amount is less than negative $10,000,000.

“Warrant Termination Agreements” means the warrant termination agreement, dated as of the Agreement Date, by and between the Company and BuildGroup LLC, and the warrant termination agreement, dated as of the Agreement Date, by and between the Company and Affiliates of Monroe Capital, LLC that hold warrants for Company Capital Stock.